Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

DEMANDWARE, INC.,

AUGUSTA AC CORP.,

TOMAX CORPORATION

and

SOLELY IN HIS CAPACITY AS COMPANY EQUITYHOLDER REPRESENTATIVE,

WILLIAM KENNEDY

Dated as of January 9, 2015

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-ii-

Exhibits:

Exhibit A	Form of Certificate of Incorporation of the Surviving Corporation
Exhibit B	Form of Cancellation Agreement
Exhibit C	Form of Paying Agent Agreement
Exhibit D	Form of Escrow Agreement
Exhibit E	Form of Letter of Transmittal
Exhibit F	Preliminary Closing Date Allocation Schedule
Exhibit G-1	Form of Stockholders Agreement (Institutional)
Exhibit G-2	Form of Stockholders Agreement (Individual)
Exhibit H	Form of Indemnification Acknowledgement

Schedules:

Schedule 2.8	Earn-Out Amount
Schedule 6.13	Insurance Policies
Schedule 7.1(b)(i)	Required Consents
Schedule 7.1(j)	Designated Employees
Schedule 7.1(o)	Affiliate Arrangements
Schedule 7.1(s)	Required Amendments
Schedule 10	List of Certain Terms

Company Disclosure Schedule

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is entered into as of January 9, 2015, by and among Demandware, Inc., a Delaware corporation (the “Buyer”); Augusta AC Corp., a Delaware corporation and a direct wholly-owned subsidiary of the Buyer (the “Merger Sub”); Tomax Corporation, a Delaware corporation (the “Company”); and, solely for purposes of being bound by Section 2.4, Article VIII, Article IX, Article X and Article XI and solely in such Person’s capacity as the Company Equityholder Representative, William Kennedy (the “Company Equityholder Representative”).

RECITALS

WHEREAS, the Boards of Directors of the Buyer and the Company deem it advisable and in the best interests of each corporation and their respective stockholders that the Buyer acquire the Company in order to advance the long-term business interests of the Buyer and the Company;

WHEREAS, the acquisition of the Company by the Buyer shall be effected through the merger of the Merger Sub with and into the Company in accordance with the terms of this Agreement and the DGCL, as a result of which the Company shall become a direct wholly-owned subsidiary of the Buyer;

WHEREAS, concurrently with the execution of this Agreement, and as a condition of the willingness of the Buyer to enter into this Agreement, certain Company Employees are entering into agreements with the Buyer regarding retention arrangements and certain of the Company Employees are entering into non-competition and non-solicitation agreements with the Buyer; and

WHEREAS, concurrently with the execution of this Agreement, and as a condition of the willingness of the Buyer to enter into this Agreement, certain of the Company Stockholders are entering into Stockholders Agreements in the forms attached as Exhibit G-1 or Exhibit G-2 hereto, as applicable (each, a “Stockholders Agreement,” and collectively, the “Stockholders Agreements”), pursuant to which such Company Stockholders are agreeing (i) to vote all shares of Company Stock that are beneficially owned by them in favor of the adoption of this Agreement and the approval of the Merger, (ii) not to vote any shares of Company Stock in favor of any other acquisition (whether by way of merger, consolidation, share exchange, stock purchase or asset purchase) of all or a majority of the outstanding capital stock or assets of the Company, (iii) otherwise to use their Reasonable Best Efforts to obtain the Company Stockholder Approval and (iv) to certain non-competition, non-solicitation and confidentiality provisions, as applicable, with the Buyer.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Buyer, the Merger Sub, the Company and (solely for purposes of being bound by Section 2.4, Article VIII, Article IX, Article X and Article XI and solely in such Person’s capacity as the Company Equityholder Representative) the Company Equityholder Representative agree as follows:

ARTICLE I

THE MERGER

1.1 Effective Time of the Merger. Subject to the provisions of this Agreement, prior to the Closing, the Buyer shall prepare or cause to be prepared the Certificate of Merger, and, immediately following the Closing, the Surviving Corporation shall cause the Certificate of Merger to be filed with the Secretary of State of the State of Delaware and shall make all other filings or recordings required under the DGCL in order to give effect to the Merger. The Merger shall become effective at the Effective Time.

1.2 Closing; Actions at the Closing.

(a) The Closing shall take place at 10:00 a.m., Eastern time, on the Closing Date at the offices of Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, Massachusetts 02109, unless another date, place or time is agreed to in writing by the Buyer and the Company.

(b) At the Closing:

(i) the Company shall deliver to the Buyer and the Merger Sub the various certificates, instruments and documents referred to in Section 7.1;

(ii) the Buyer and the Merger Sub shall deliver to the Company the various certificates, instruments and documents referred to in Section 7.2;

(iii) the Surviving Corporation shall file with the Secretary of State of the State of Delaware the Certificate of Merger;

(iv) the Buyer or the Surviving Corporation shall authorize and instruct the Paying Agent to deliver the Payment Fund in accordance with Section 2.2; and

(v) the Buyer, the Company Equityholder Representative and the Escrow Agent shall execute and deliver the Escrow Agreement, and the Buyer shall deliver to the Escrow Agent the Escrow Amount to be deposited in escrow on the Closing Date pursuant to Section 2.1(e).

1.3 Effects of the Merger. At the Effective Time (a) the separate legal existence of the Merger Sub shall cease and the Merger Sub shall be merged with and into the Company with the Company surviving the Merger as the Surviving Corporation and a direct wholly-owned subsidiary of the Buyer and (b) the Company Certificate of Incorporation shall be amended and restated in its entirety to read as set forth on Exhibit A. In addition, the Buyer shall cause the by-laws of the Surviving Corporation to be amended and restated in their entirety so that, immediately following the Effective Time, they are identical to the by-laws of the Merger Sub as in effect immediately prior to the Effective Time, except that all references to the name of the Merger Sub therein shall be changed to refer to the name of the Company. The Merger shall have the effects set forth in Section 259 of the DGCL.

1.4 Directors and Officers of the Surviving Corporation.

(a) The directors of the Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and by-laws of the Surviving Corporation.

(b) The officers of the Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and by-laws of the Surviving Corporation.

1.5 Additional Action. The Surviving Corporation may, at any time from and after the Effective Time, take any action, including executing and delivering any document, in the name and on behalf of either the Company or the Merger Sub in order to consummate and give effect to the transactions contemplated by this Agreement.

ARTICLE II

CONVERSION OF SECURITIES

2.1 Conversion of Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Buyer, the Company, any holder of Company Stock or any other Person:

(a) Capital Stock of the Merger Sub. Each share of the common stock, $0.001 par value per share, of the Merger Sub that is issued and outstanding as of immediately prior to the Effective Time shall be converted into and become one (1) fully paid and nonassessable share of common stock, $0.001 par value per share, of the Surviving Corporation.

(b) Cancellation of Treasury Stock and Buyer-Owned Stock. Each share of Company Stock that is owned by the Company as treasury stock and each share of Company Stock that is owned by the Buyer, the Merger Sub or any other wholly-owned direct or indirect subsidiary of the Buyer as of immediately prior to the Effective Time shall be cancelled and shall cease to exist and no payment or consideration shall be delivered in exchange therefor.

(c) Conversion of Company Stock.

(i) Each share of Company Series A Preferred Stock that is issued and outstanding as of immediately prior to the Effective Time (other than (A) shares of Company Series A Preferred Stock referenced in Section 2.1(b) and (B) Dissenting Shares) shall be converted into the right of the holder thereof to receive: (1) the Series A Liquidation Amount, plus (2) such share’s Participating Pro Rata Share of the Aggregate Common Stock Closing Consideration, plus (3) such share’s Escrow Pro Rata Share of the portion of any Escrow Amount that becomes released pursuant to the terms of this Agreement plus (4) such share’s Participating Pro Rata Share of the portion of all Earn-Out Amounts that become payable pursuant to the terms of this Agreement.

(ii) Each share of Company Series B Preferred Stock that is issued and outstanding as of immediately prior to the Effective Time (other than (A) shares of Company Series B Preferred Stock referenced in Section 2.1(b) and (B) Dissenting Shares) shall be converted into the right of the holder thereof to receive the Series B Liquidation Amount.

(iii) Each share of Company Common Stock that is issued and outstanding as of immediately prior to the Effective Time (other than (A) shares of Company Common Stock referenced in Section 2.1(b) and (B) Dissenting Shares) shall be converted into the right of the holder thereof to receive: (1) such share’s Participating Pro Rata Share of the Aggregate Common Stock Closing Consideration, plus (2) such share’s Escrow Pro Rata Share of the portion of any Escrow Amount that becomes released pursuant to the terms of this Agreement plus (3) such share’s Participating Pro Rata Share of the portion of all Earn-Out Amounts that become payable pursuant to the terms of this Agreement.

(d) Closing Payment Certificate; Closing Date Payments.

(i) No later than three (3) Business Days prior to the Closing Date, the Company shall deliver to the Buyer the Closing Payment Certificate.

(ii) On the Closing Date, the Buyer shall make the following payments, in each case in the respective amounts set forth in the Closing Payment Certificate:

(A) to the Surviving Corporation, by wire transfer of immediately available funds, the portion of the Aggregate Closing Consideration payable to the holders of Company Options pursuant to Section 2.5(a) plus that portion of the Company Transaction Expenses equal to the amounts due under Transaction Incentive Compensation Agreements set forth on Schedule 10 on account of the Aggregate Closing Consideration;

(B) to the Escrow Agent, by wire transfer of immediately available funds, the Escrow Amount to be deposited into the Escrow Account;

(C) to each Person specified in the Closing Payment Certificate as a recipient of payments in respect of Company Transaction Expenses that remain unpaid as of immediately prior to the Effective Time, by wire transfer of immediately available funds, the amount payable to such Person as specified in the Closing Payment Certificate (except for amounts due under Transaction Incentive Compensation Agreements set forth on Schedule 10);

(D) to each Person specified in the Closing Payment Certificate as a recipient of payments in respect of Excess Closing Indebtedness as of immediately prior to the Effective Time, by wire transfer of immediately available funds, the amount payable to such Person as specified in the Closing Payment Certificate; and

(E) to the Paying Agent, by wire transfer of immediately available funds, the Closing Stock Consideration.

(iii) The Earn-Out Amounts including any amounts due under the Transaction Incentive Compensation Agreements set forth on Schedule 10 on account of the Earn-Out Amounts, shall not be paid on the Closing Date but shall instead be paid pursuant to, and subject to satisfaction of the conditions set forth in Section 2.8 below. If any portion of either Earn-Out Amount is forfeited by the Company Equityholders, then the Buyer shall automatically be released from any obligation to make such payment and the Future Payments otherwise payable to the Company Equityholders shall be reduced by the amount(s) so forfeited. From and after the forfeiture of any such payment, the Buyer and the Company Equityholder Representative shall work together to update the Closing Date Allocation Schedule to reflect the effect of any such forfeiture.

(e) Escrow.

(i) At Closing, the Buyer will (in accordance with Section 2.1(d)(ii)(B)) deliver to the Escrow Agent the Escrow Amount to be held in escrow pursuant to the Escrow Agreement and to be disbursed in accordance with the terms of this Agreement and the Escrow Agreement. The Escrow Account, together with any interest and earnings thereon, shall be held by the Escrow Agent and released by the Escrow Agent to the Surviving Corporation, the Paying Agent or the Buyer, as applicable, in accordance with the terms of the Escrow Agreement.

(ii) Any portion of the Escrow Fund disbursed pursuant to the Escrow Agreement for the benefit of the Company Equityholders or parties to Transaction Incentive Compensation Agreements set forth on Schedule 10, shall be disbursed in accordance with this Section 2.1(e)(ii). A portion of such disbursed amount equal to the amount due under the Transaction Incentive Compensation Agreements set forth on Schedule 10 on account of payments from the Escrow Fund, as set forth on the Closing Date Allocation Schedule (subject to reduction pursuant to the Escrow Agreement), shall be paid by the Escrow Agent to the Surviving Corporation pursuant to the terms of the Escrow Agreement for payment to the parties to the Transaction Incentive Compensation Agreements set forth on Schedule 10 (which amount shall be paid by the Surviving Corporation to such holder, subject to any applicable withholding as provided in Section 2.7). A portion of such disbursed amount equal to the Escrow Pro Rata Share (after taking into account amounts due under the Transaction Incentive Compensation Agreements set forth on Schedule 10 on account of payments from the Escrow Fund) that is represented by each share of Company Stock, other than Series B Preferred Stock, converted pursuant to Section 2.1(c) shall be paid by the Escrow Agent to the Paying Agent pursuant to the terms of the Escrow Agreement for payment to the holder thereof. A portion of such disbursed amount equal to the Escrow Pro Rata Share that is represented by each Company Option (after taking into account amounts due under the Transaction Incentive Compensation Agreements set forth set forth on Schedule 10 on account of payments from the Escrow Fund) shall be paid by the Escrow Agent to the Surviving Corporation pursuant to the terms of the Escrow

Agreement for payment to the holder thereof (which amount shall be paid by the Surviving Corporation to such holder, subject to any applicable withholding as provided in Section 2.7).

(f) Certain Adjustments to Per Share Amounts. All per share amounts payable to the Company Equityholders pursuant to this Article II shall be adjusted, as applicable and appropriate, to reflect fully the effect of any reclassification, stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Company Stock), reorganization, recapitalization or other like change with respect to Company Stock occurring (or for which a record date is established) after the date of this Agreement and prior to the Effective Time.

2.2 Payment Fund. The procedures for exchanging outstanding shares of Company Stock for the consideration to be paid to the holders of such Company Stock in connection with the Merger are as follows:

(a) Paying Agent. At or prior to the Effective Time, the Buyer shall (in accordance with Section 2.1(d)(ii)(E)) deposit the Payment Fund with the Paying Agent for payment to the Company Stockholders in accordance with this Section 2.2 and the Closing Date Allocation Schedule. The Paying Agent shall, pursuant to instructions from the Buyer in accordance with the Paying Agent Agreement and the Closing Date Allocation Schedule, deliver the Closing Stock Consideration out of the Payment Fund. The Payment Fund shall be invested by the Paying Agent as directed by the Buyer. The Payment Fund shall not be used for any purpose other than as specified in this Section 2.2(a) or Section 2.2(d).

(b) Exchange Procedures. Promptly after the Effective Time, the Buyer shall cause the Paying Agent to mail to each holder of record of a Certificate (i) a Letter of Transmittal and (ii) instructions for effecting the surrender of such Certificate in exchange for the applicable Aggregate Consideration that is or may become payable to the applicable Company Stockholder pursuant to the terms of this Agreement. Upon proper surrender of a Certificate for cancellation to the Paying Agent and delivery of a duly completed and executed Letter of Transmittal, the holder of such Certificate shall be entitled to receive in exchange therefor cash in an amount equal to the Closing Stock Consideration payable in respect of the shares of Company Stock represented by such Certificate, as determined in accordance with Section 2.1 and reflected on the Closing Date Allocation Schedule attached to the Closing Payment Certificate. If payment in respect of any Certificate is to be made to a Person other than the Person in whose name such Certificate is registered, it shall be a condition of payment that the Certificate so surrendered shall be transferable and be properly endorsed or shall otherwise be in proper form for transfer, that the signatures on such Certificate or any related stock power shall be properly guaranteed and that the Person requesting such payment shall have established to the satisfaction of Buyer and the Paying Agent that any transfer and other Taxes required by reason of such payment to a Person other than the registered holder of such Certificate have been paid or are not applicable. Until surrendered as contemplated by this Section 2.2(b), each Certificate shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender the applicable Closing Stock Consideration and the applicable portion of any Future Payments that become payable pursuant to this Agreement. Holders of Certificates shall not be entitled to receive any portion of the Aggregate Consideration to which they would otherwise be entitled until such Certificates are properly surrendered.

(c) No Further Ownership Rights in Company Stock. All consideration paid following the surrender for exchange of Certificates evidencing shares of Company Stock (including any Future Payments payable with respect thereto) in accordance with the terms hereof shall be deemed to have been paid in satisfaction of all rights pertaining to such shares of Company Stock, and from and after the Effective Time there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Stock which were outstanding as of immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Paying Agent for any reason, they shall be cancelled and exchanged as provided in this Article II, subject to Section 2.2(e).

(d) Termination of Payment Fund. Any amount deposited with the Paying Agent that remains undistributed to the holders of Company Stock until six (6) months after the Effective Time shall be delivered to the Buyer (subject to abandoned property, escheat or similar Law), upon demand, and any Company Stockholder who is entitled to such amount under this Section 2.2 shall (subject to Section 2.2(e)) be entitled to seek payment of such amount from the Buyer only as a general creditor thereof.

(e) No Liability. To the extent permitted by applicable Law, none of the Buyer, the Merger Sub, the Company, the Surviving Corporation or the Paying Agent shall be liable to any Company Equityholder for any amount delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificates shall not have been exchanged prior to four (4) years after the Effective Time (or immediately prior to such earlier date on which the related consideration payable pursuant to this Article II would otherwise escheat to or become the property of any Governmental Entity), any such consideration in respect thereof shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

(f) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact and a customary indemnification of the Company and the Buyer in a form reasonably satisfactory to the Buyer by the Person claiming such Certificate to be lost, stolen or destroyed, the Paying Agent shall pay in exchange for such lost, stolen or destroyed Certificate the Aggregate Consideration payable in respect thereof pursuant to this Agreement. The Paying Agent or the Buyer may, in its discretion and as a condition precedent to the payment thereof, require the owner of such lost, stolen or destroyed Certificate to give the Paying Agent and/or the Buyer a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against the Paying Agent or the Buyer with respect to the Certificate alleged to have been lost, stolen or destroyed.

2.3 Dissenting Shares.

(a) Notwithstanding anything to the contrary contained in this Agreement, Dissenting Shares shall not be converted into or represent the right to receive any portion of the Aggregate Consideration in accordance with Section 2.1, but shall be entitled only to such rights as are granted by the DGCL to a holder of Dissenting Shares.

(b) If any Dissenting Shares shall lose their status as such (through failure to perfect or otherwise), then, as of the later of the Effective Time or the date of loss of such status, such shares shall automatically be converted into and shall represent only the right to receive any portion of the Aggregate Consideration otherwise payable in respect thereof pursuant to this Agreement, without interest thereon, upon surrender of the Certificate formerly representing such shares.

(c) The Company shall give the Buyer (i) prompt notice of any written demand for appraisal received by the Company prior to the Effective Time pursuant to the DGCL, any withdrawal of any such demand and any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to the DGCL that relates to such demand and (ii) the opportunity to direct all negotiations and proceedings with respect to any such demand, notice or instrument. The Company shall not settle or make any payment or settlement offer prior to the Effective Time with respect to any such demand, notice or instrument unless the Buyer shall have given its written consent to such settlement, payment or settlement offer.

2.4 Company Equityholder Representative.

(a) By their execution of this Agreement or the Letter of Transmittal, approval of the Merger and adoption of this Agreement and/or their acceptance of any consideration pursuant to this Agreement, the Company Equityholders hereby irrevocably (subject only to Section 2.4(d)) appoint the Company Equityholder Representative as the representative, attorney-in-fact and agent of the Company Equityholders in connection with the transactions contemplated by this Agreement, the Paying Agent Agreement and the Escrow Agreement and in any litigation or arbitration involving this Agreement, the Paying Agent Agreement or the Escrow Agreement. In connection therewith, the Company Equityholder Representative is authorized to do or refrain from doing all further acts and things, and to execute all such documents as the Company Equityholder Representative shall deem necessary or appropriate, and shall have the power and authority to:

(i) act for some or all of the Company Equityholders with regard to all matters pertaining to this Agreement, the Paying Agent Agreement or the Escrow Agreement, except with respect to the stockholder vote, if any, required by Section 6.7 hereof;

(ii) act for the Company Equityholders to transact matters of litigation;

(iii) execute and deliver all amendments, waivers, ancillary agreements, certificates and documents that the Company Equityholder Representative deems necessary or appropriate in connection with the consummation of the transactions contemplated by this Agreement, the Paying Agent Agreement or the Escrow Agreement, including delivering any update to or correction, amendment or modification of the Closing Date Allocation Schedule permitted by Section 2.6(a);

(iv) receive funds, make payments of funds and give receipts for funds;

(v) do or refrain from doing, on behalf of the Company Equityholders, any further act or deed that the Company Equityholder Representative deems necessary or appropriate in the Company Equityholder Representative’s discretion relating to the subject matter of this Agreement, the Paying Agent Agreement or the Escrow Agreement, in each case as fully and completely as the Company Equityholders could do if personally present;

(vi) give and receive all notices required to be given or received by the Company Equityholders under this Agreement, the Paying Agent Agreement or the Escrow Agreement;

(vii) give any written direction to the Paying Agent or the Escrow Agent;

(viii) agree to, negotiate, enter into settlements and compromises and/or comply with arbitration awards and court orders with respect to claims for indemnification made by the Buyer under Article VIII; and

(ix) receive service of process in connection with any claims under this Agreement, the Paying Agent Agreement and/or the Escrow Agreement.

(b) All decisions and actions of the Company Equityholder Representative on behalf of the Company Equityholders shall be deemed to be facts ascertainable outside of this Agreement and shall be binding upon all Company Equityholders, and no Company Equityholder shall have the right to object, dissent, protest or otherwise contest the same.

(c) The Company Equityholder Representative shall act for the Company Equityholders on all of the matters set forth in this Agreement, the Paying Agent Agreement and the Escrow Agreement in the manner the Company Equityholder Representative believes to be in the best interest of the Company Equityholders. The Company Equityholder Representative is authorized to act on behalf of the Company Equityholders notwithstanding any dispute or disagreement among the Company Equityholders. In taking any action as Company Equityholder Representative, the Company Equityholder Representative may rely conclusively, without any further inquiry or investigation, upon any certification or confirmation, oral or written, given by any Person whom the Company Equityholder Representative reasonably believes to be authorized thereunto. The Company Equityholder Representative may, in all questions arising hereunder, rely on the advice of counsel, and the Company Equityholder Representative shall not be liable to any Company Equityholder for anything done, omitted or suffered in good faith by the Company Equityholder Representative based on such advice. The Company Equityholder Representative undertakes to perform such duties and only such duties as are specifically set forth in this Agreement and no implied covenants or obligations shall be read into this Agreement against the Company Equityholder Representative. The Company Equityholder Representative shall not have any liability to any of the Company Equityholders for any act done or omitted hereunder as Company Equityholder Representative while acting in good faith. The Company Equityholder Representative shall be indemnified by the Company Equityholders from and against any loss, liability or expense incurred in good faith on the part of the Company Equityholder Representative and arising out of or in connection with the acceptance or administration of the Company Equityholder Representative’s duties hereunder. Any such claim for indemnification shall be satisfied first from the proceeds from any Future Payments otherwise available for distribution to the Company Equityholders or by a claim against the Company Equityholders (with each Company Equityholder liable for the Participating Pro Rata Share of any such claim that is represented by such Company Equityholder’s Company Stock or Company Options).

(d) In the event the Company Equityholder Representative becomes unable to perform the Company Equityholder Representative’s responsibilities hereunder or resigns from such position, the Company Equityholders (acting by a written instrument signed by holders of Company Stock who held, as of immediately prior to the Effective Time, a majority (by voting power) of the then outstanding shares of Company Stock) shall select another representative to fill the vacancy of the Company Equityholder Representative, and such substituted representative shall be deemed to be the Company Equityholder Representative for all purposes of this Agreement. The Company Equityholder Representative may be removed only upon delivery of written notice to the Buyer signed by Persons who, as of immediately prior to the Effective Time, held a majority (by voting power) of the then outstanding shares of Company Stock. The Company Equityholder Representative shall provide the Buyer prompt written notice of any replacement of the Company Equityholder Representative, including the identity and address of the new Company Equityholder Representative.

(e) For all purposes of this Agreement:

(i) the Buyer shall be entitled to rely conclusively on the instructions and decisions of the Company Equityholder Representative as to the settlement of any disputes or claims under this Agreement, the Paying Agent Agreement or the Escrow Agreement, or any other actions required or permitted to be taken by the Company Equityholder Representative hereunder, and no party hereunder or any Company Equityholder shall have any cause of action against the Buyer for any action taken by the Buyer in reliance upon the instructions or decisions of the Company Equityholder Representative;

(ii) the provisions of this Section 2.4 are independent and severable, are irrevocable (subject only to Section 2.4(d)) and coupled with an interest and shall be enforceable notwithstanding any rights or remedies that any Company Equityholder may have in connection with the transactions contemplated by this Agreement; and

(iii) the provisions of this Section 2.4 shall be binding upon the executors, heirs, legal representatives, personal representatives, successor trustees and successors of each Company Equityholder, and any references in this Agreement to a Company Equityholder shall mean and include the successors to the rights of each applicable Company Equityholder hereunder, whether pursuant to testamentary disposition, the Laws of descent and distribution or otherwise.

2.5 Treatment of Company Equity Awards.

(a) Company Equity Awards.

(i) As of immediately prior to the Effective Time, each outstanding Company Option to the extent vested and unexercised as of immediately prior to the Closing shall be converted, in settlement and cancellation thereof, into the right to receive an amount equal to (A) such Company Option’s Participating Pro Rata Share of the Aggregate Common Stock Closing Consideration, less the aggregate exercise price of such Company Option, plus (B)(I) such Company Option’s Escrow Pro Rata Share of the portion of any Escrow Amount that becomes released pursuant to the terms of this Agreement and (II) such Company Option’s Participating Pro Rata Share of the portion of all Earn-Out Amounts that become payable pursuant to the terms of this Agreement, in each case subject to withholding as provided in Section 2.7.

(ii) Upon the conversion and cancellation of any Company Option pursuant to this Section 2.5(a), such Company Option shall no longer represent the right to acquire any shares of Company Stock or other Equity Interests, but shall entitle the holder thereof to receive only the consideration payable in respect thereof pursuant to this Section 2.5(a).

(iii) Promptly after the date hereof, the Company shall provide to each holder of Company Equity Awards a letter describing the treatment of such Company Equity Awards pursuant to this Section 2.5(a).

(iv) The Buyer shall cause the Surviving Corporation to pay as promptly as practicable after the Effective Time to each holder of Company Options the portion of the Aggregate Closing Consideration payable to such holder pursuant to this Section 2.5(a), subject to any applicable withholding as provided in Section 2.7, in accordance with the Closing Date Allocation Schedule. The Buyer shall cause the Surviving Corporation to pay to each holder of Company Options any amounts payable with respect to each Future Payment (subject to any applicable withholding as provided in Section 2.7) in accordance with the Closing Date Allocation Schedule.

(v) The Company shall, prior to the Effective Time, take all actions necessary or desirable in connection with the treatment of Company Equity Awards contemplated by this Section 2.5(a), including (A) obtaining the consent from each holder of any Company Equity Award (unless such consent is not required under the terms of the applicable agreement, instrument or plan) and (B) a cancellation agreement, which shall be effective as of the Effective Time, in the form attached hereto as Exhibit B, duly executed by each holder of Company Options (a “Cancellation Agreement”).

2.6 Allocation Schedules; Payments of Future Payments.

(a) The Preliminary Closing Date Allocation Schedule sets forth a true, correct and complete summary of the allocation (estimated as of the date hereof) of the amounts payable to the Company Equityholders pursuant to this Agreement and amounts payable pursuant to the Transaction Incentive Compensation Agreements set forth on Schedule 10. The Company shall deliver to the Buyer and the Paying Agent, at least three (3) Business Days prior to the Closing, the Closing Date Allocation Schedule (attached as an exhibit to the Closing Payment Certificate). From time to time after the Effective Time, the Company Equityholder Representative may, with the written agreement of the Buyer, update, correct or otherwise amend or modify the Closing Date Allocation Schedule in any manner that is consistent with the express provisions of this Article II. The Buyer shall be entitled to rely conclusively on the Closing Date Allocation Schedule as in effect from time to time, and, as between the Company Equityholders, on the one hand, and the Buyer and the Surviving Corporation, on the other hand, any amounts delivered by the Buyer to any Company Equityholder or delivered by the Buyer to the Paying Agent for delivery) in accordance with the Closing Date Allocation Schedule in effect from time to time shall be deemed for all purposes to have been delivered to the applicable Company Equityholder and in full satisfaction of the obligations of the Buyer and the Surviving Corporation under this Article II.

(b) The Paying Agent shall make all payments constituting the Closing Stock Consideration to the applicable Company Equityholders in accordance with the Closing Date Allocation Schedule and the Letters of Transmittal, and the Buyer or the Surviving Corporation shall pay the portion of the Aggregate Closing Consideration payable in respect of Company Options pursuant to Section 2.5(a) to the holders thereof in accordance with the Closing Date Allocation Schedule (subject to any applicable withholding as provided in Section 2.7).

(c) The portion of the Company Transaction Expenses equal to the amounts due under the Transaction Incentive Compensation Agreements set forth on Schedule 10 on account of any Future Payment shall be paid by the Buyer or the Surviving Corporation to the parties to the Transaction Incentive Compensation Agreements set forth on Schedule 10 in accordance with the Closing Date Allocation Schedule. The portion of any Future Payment payable in respect of Company Stock shall be paid by the Buyer or the Surviving Corporation to the Paying Agent for the benefit of the holders thereof in accordance with the Closing Date Allocation Schedule. The portion of any Future Payment payable in respect of Company Options shall be paid (subject to any applicable withholding as provided in Section 2.7) by Buyer or the Surviving Corporation to the holders thereof in accordance with the Closing Date Allocation Schedule.

(d) The parties understand and agree that (i) the Company Equityholders have no rights as security holders of the Surviving Corporation or the Buyer as a result of their right to receive the Future Payments, (ii) without limiting the generality of Section 11.4, no right to receive any Future Payment may be assigned or otherwise transferred without the prior written consent of the Buyer and any purported assignment or transfer in the absence of such consent shall be null and void ab initio and (iii) no interest is payable as additional consideration with respect to any of the Future Payments.

2.7 Withholding Rights. The Buyer, the Company, the Surviving Corporation, the Paying Agent and the Escrow Agent will be entitled to deduct and withhold from the amounts otherwise payable pursuant to this Agreement to any Person, including payments made under the Escrow Agreement, such amounts as it reasonably determines that it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax Law, and to collect any necessary Tax forms, including Forms W-8 or W-9, as applicable, or any similar information, from Company Stockholders and any other recipients of payments hereunder. In the event that any amount is so deducted and withheld, and remitted, such amount will be treated for all purposes of this Agreement as having been paid to the Person to whom the payment from which such amount was withheld was made.

2.8 Earn-Out Consideration.

(a) Terms of the Earn-Out Consideration. Pursuant to Section 2.1(d)(iii), the amounts shown under the heading “Earn-Out Amount” on Schedule 2.8 hereto opposite the applicable performance conditions for such amount (each, a “Performance Condition”), less that portion of Company Transaction Expenses equal to the amounts due under Transaction Incentive Compensation Agreements set forth on Schedule 10 on account of the Earn-Out Amounts, shall be payable pursuant to Section 2.6 by Buyer or the Surviving Company, as applicable, to the Persons and in the amounts as shown on the Closing Payment Certificate in accordance with their Participating Pro Rata Share if the applicable Performance Condition is met on the applicable performance date set forth on Schedule 2.8 (each, a “Performance Date”), subject to adjustment as set forth therein. Notwithstanding anything to the contrary in Section 2.8(b), amounts due under the Transaction Incentive Compensation Agreements set forth on Schedule 10, in respect of each Earn-Out Amount, shall be paid, in cash, by the Surviving Corporation (subject to any applicable withholding as provided in Section 2.7) to the parties to such agreements.

(b) Payment of the Earn-Out Amounts.

(i) Subject to this Section 2.8(b)(ii), each Earn-Out Amount, if earned, shall be payable, at the option of Buyer, in cash and/or in shares of Buyer common stock, $0.01 par value per share (“Buyer Common Stock”) which will be promptly registered for resale following the payment in accordance with Section 2.8(e) hereof. The number of shares of Buyer Common Stock paid, if any portion of each Earn-Out Amount is paid in stock, shall be determined based on the volume-weighted average sales price per share rounded to four (4) decimal places of Buyer Common Stock on the New York Stock Exchange for the consecutive period of three (3) Business Days beginning at 9:30 a.m., New York City time, on the third (3rd) Business Day immediately preceding the date of payment and concluding at 4:00 p.m., New York City time, on the first (1st) Business Day immediately preceding the date of payment, as calculated by Bloomberg Financial LP under the function “DWRE Equity AQR.”

(ii) At least five (5) days prior to the Performance Date with respect to each Earn-Out Amount, a certification form as specified by Buyer and reasonably acceptable to the Company Equityholder Representative (the “Certification Form”) shall be mailed by the Buyer to each Company Equityholder with a request that the Company Equityholder return such Certification Form by the Performance Date. The Certification Form shall provide that each Company Equityholder is an Accredited Investor. Such Certification Form shall require each holder to specify and prove to Buyer, in its reasonable belief, that such holder is an Accredited Investor. Any Company Equityholder that Buyer determines is not an Accredited Investor based on the Certification Form will receive cash for such Person’s portion of such Earn-Out Amount in respect of such Earn-Out Amount instead of any Buyer Common Stock.

(iii) All shares of Buyer Common Stock to be issued pursuant to this Section 2.8(b) will, upon issuance, be duly authorized, validly issued, fully paid, nonassessable and free of all preemptive rights and will have been offered, issued and sold by the Buyer in compliance with all applicable federal and state securities Laws.

(c) Timing of Payment of the Earn-Out Amount. Subject to Sections 2.7 and 2.8(e), Buyer is required to pay in full the applicable Earn-Out Amount pursuant to this Section 2.8 no later than five (5) Business Days following the applicable Performance Date if the applicable Performance Condition is met, subject to the adjustments set forth in Schedule 2.8.

(d) Registration Rights. If any portion of the Earn-Out Amount is paid to the Company Equityholders in shares of Buyer Common Stock, Buyer shall file promptly with the SEC, following the issuance of such shares of Buyer Common Stock, a registration statement on Form S-3 covering the resale to the public by the Company Equityholders of the shares of Buyer Common Stock received in payment of all or any portion of each Earn-Out Amount (the “Registration Statement”). Buyer shall use its best efforts to cause the Registration Statement to be declared effective by the SEC as soon as practicable. Buyer shall cause the Registration Statement to remain effective until the date one year after the date of payment of the Earn-Out Amount in accordance with Section 2.8(b) or such earlier time as all of the shares of Buyer Common Stock covered by the Registration Statement have been sold pursuant thereto. Buyer’s obligation to register the shares of Buyer Common Stock shall be subject to the following conditions and obligations:

(i) Limitation on Registration Rights. Buyer may, by written notice to the Company Equityholders, (A) delay the filing or effectiveness of the Registration Statement or (B) suspend the Registration Statement after effectiveness and require that the Company Equityholders immediately cease sales of shares pursuant to the Registration Statement, in the event that (1) Buyer files a registration statement (other than a registration statement on Form S-8 or its successor form) with the SEC for a public offering of its securities, or (2) Buyer is engaged in any activity or transaction or preparations or negotiations for any activity or transaction that Buyer desires to keep confidential for business reasons, if Buyer determines in good faith that the public disclosure requirements imposed on Buyer under the Securities Act in connection with the Registration Statement would require disclosure of such activity, transaction, preparations or negotiations. If Buyer delays or suspends the Registration Statement or requires the Company Equityholders to cease sales of shares as indicated above, Buyer shall, as promptly as practicable following the termination of the circumstance which entitled it to do so, take such actions as may be necessary to file or reinstate the effectiveness of the Registration Statement and/or give written notice to the Company Equityholders authorizing them to resume sales pursuant to the Registration Statement. If as a result thereof the prospectus included in the Registration Statement has been amended to comply with the requirements of the Securities Act, Buyer shall enclose such revised prospectus with the notice to the Company Equityholders given pursuant to this Section 2.8(i), and the Company Equityholders shall make no offers or sales of shares of Buyer Common Stock pursuant to the Registration Statement other than by means of such revised prospectus.

(ii) Registration Procedures.

(A) In connection with the filing by Buyer of the Registration Statement, Buyer shall furnish to the Company Equityholders, as applicable, a copy of the prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act.

(B) Buyer shall use its best efforts to register or qualify the shares of Buyer Common Stock covered by the Registration Statement under the securities Laws of each state of the United States;

provided, however, that Buyer shall not be required in connection with this Section 2.8(e)(ii) to qualify as a foreign corporation or execute a general consent to service of process in any jurisdiction.

(C) If Buyer has delivered preliminary or final prospectuses to the Company Equityholders and after having done so the prospectus is amended or supplemented to comply with the requirements of the Securities Act, Buyer shall promptly notify the Company Equityholders and, if requested by Buyer, the Company Equityholders shall immediately cease making offers or sales of shares of Buyer Common Stock under the Registration Statement and return all prospectuses to Buyer. Buyer shall promptly provide the Company Equityholders with revised or supplemented prospectuses and, following receipt of the revised or supplemented prospectuses, the Company Equityholders shall be free to resume making offers and sales of Buyer Common Stock under the Registration Statement.

(D) Buyer shall pay the expenses incurred by it in complying with its obligations under this Section 2.8(e)(ii), including all registration and filing fees, exchange listing fees, fees and expenses of counsel for Buyer, and fees and expenses of accountants for Buyer, but excluding (i) any brokerage fees, selling commissions or underwriting discounts incurred by the Company Equityholders in connection with sales of Buyer Common Stock under the Registration Statement and (ii) the fees and expenses of any counsel retained by the Company Equityholders.

(iii) Requirements of the Company Equityholders. Buyer shall not be required to include any shares of Buyer Common Stock in the Registration Statement unless:

(A) the Company Equityholder owning such shares furnishes to Buyer in writing such information regarding the Company Equityholder and the proposed sale of shares of Buyer Common Stock by the Company Equityholder as Buyer may reasonably request in writing in connection with the Registration Statement or as shall be required in connection therewith by the SEC or any state securities law authorities; and

(B) the Company Equityholder shall have provided to Buyer its written agreement to (A) indemnify Buyer and each of its directors and officers against, and hold Buyer and each of its directors and officers harmless from, any losses, claims, damages, expenses or liabilities (including reasonable attorney’s fees) to which Buyer or such directors and officers may become subject by reason of any statement or omission in the Registration Statement made in reliance upon, or in conformity with, a written statement by the Company Equityholder furnished pursuant to Section 2.8(d)(iii)(A), and (B) to report to Buyer all sales of Buyer Common Stock made pursuant to the Registration Statement.

(iv) Buyer Indemnification of the Company Equityholders. Buyer agrees to indemnify and hold harmless the Company Equityholders against any losses, claims, damages, expenses or liabilities to which the Company Equityholders may become subject by reason of any untrue statement of a material fact contained in the Registration Statement or any omission to state therein a fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages, expenses or liabilities arise out of or are based upon information furnished to Buyer by or on behalf of the Company Equityholder for use in the Registration Statement. Buyer shall have the right to assume the defense and settlement of any claim or suit for which Buyer may be responsible for indemnification under this Section 2.8(d)(iv).

(e) Offset. Subject to Section 8.5, Buyer may set off Damages to which it may be entitled under Article VIII against the Earn-Out Amount, if any, after exhausting the Escrow Amount. If any Damages are set-off against the Earn-Out Amount then the Earn-Out Consideration payable shall equal the Earn-Out Amount minus the amount of Damages so set off. Nothing contained in this Section 2.8(e) shall be deemed to extend the survival period of any indemnity obligation of the Company Equityholders beyond the survival period specified in Article VIII.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to the Buyer that, except as set forth in the Company Disclosure Schedule, the statements contained in this Article III are true and correct as of the date of this Agreement and will be true and correct as of the Closing as though made as of the Closing, except to the extent such representations and warranties are specifically made as of a particular date (in which case such representations and warranties will be true and correct as of such date). The Company Disclosure Schedule shall be arranged in sections and paragraphs corresponding to the numbered and lettered sections and paragraphs contained in this Article III. The disclosures in any section or paragraph of the Company Disclosure Schedule shall qualify only (a) the corresponding section or paragraph in this Article III and (b) other sections or paragraphs in this Article III to the extent that it is clear from a reading of the disclosure that such disclosure also qualifies or applies to such other section or paragraph.

3.1 Organization, Standing and Corporate Power. The Company is a corporation duly organized, validly existing and in corporate good standing under the Laws of the State of Delaware. The Company is duly qualified to conduct business and is in corporate good standing under the Laws of each jurisdiction listed in Section 3.1 of the Company Disclosure Schedule, which jurisdictions constitute the only jurisdictions in which the nature of the Company’s businesses or the ownership or leasing of its properties requires such qualification, except for such failures to be so qualified or in good standing that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. The Company has all requisite power and authority (corporate and other) to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. The Company has made available to the Buyer complete and accurate copies of its Organizational Documents. The Company is not in default under or in violation of any provision of its Organizational Documents.

3.2 Capitalization.

(a) The authorized capital stock of the Company consists of 15,000,000 shares of Company Common Stock and 2,000,000 shares of Company Preferred Stock, of which 421,585 shares are designated as Company Series A Preferred Stock and 1,085,714 shares are designated as Company Series B Preferred Stock. As of the date of this Agreement, there are (i) 7,951,582 shares of Company Common Stock, 421,585 shares of Company Series A Preferred Stock and 110,795 shares of Company Series B Preferred Stock outstanding and (ii) no shares of Company Stock held in treasury.

(b) Section 3.2(b) of the Company Disclosure Schedule sets forth a complete and accurate list, as of the date of the Agreement, of the holders of capital stock of the Company, showing the number of shares of capital stock, and the class or series of such shares, held by each stockholder and (for shares other than shares of Company Common Stock) the number of shares of Company Common Stock (if any) into which such shares are convertible. Section 3.2(b) of the Company Disclosure Schedule also indicates all outstanding shares of Company Stock that constitute restricted stock or that are otherwise subject to a repurchase or redemption right, indicating the name of the applicable stockholder, the vesting schedule (including any acceleration provisions with respect thereto), and the repurchase price payable by the Company. All of the issued and outstanding shares of capital stock of the Company have been and on the Closing Date will be duly authorized, validly issued, fully paid, nonassessable and free of all preemptive rights. All of the issued and outstanding shares of capital stock of the Company have been offered, issued and sold by the Company in compliance with all applicable federal and state securities Laws.

(c) Section 3.2(c) of the Company Disclosure Schedule sets forth a complete and accurate list, as of the date of this Agreement, of: (i) all Company Stock Plans, indicating for each Company Stock Plan the number of shares of Company Stock issued to date under such Company Stock Plan, the number of shares of Company Stock subject to outstanding options under such Company Stock Plan and the number of shares of Company

Stock reserved for future issuance under such Company Stock Plan, (ii) all holders of outstanding Company Options, indicating with respect to each Company Option the Company Stock Plan under which it was granted, the number of shares of Company Stock subject to such Company Option, the exercise price, the date of grant, and the vesting schedule (including any acceleration provisions with respect thereto) and (iii) all other outstanding Company Equity Awards, indicating with respect to each such award the name of the holder thereof, the Company Stock Plan under which it was granted, the number and class or series of shares of Company Stock subject to such award, the date of grant, and the vesting schedule, including whether (and to what extent) the vesting will be accelerated in any way in connection with the Merger or any of the other transactions contemplated by this Agreement or upon related, concurrent or subsequent employment termination, or in combination with any other event. The Company has provided to the Buyer complete and accurate copies of all Company Stock Plans, and forms of all stock option agreements evidencing Company Options. All of the shares of capital stock of the Company subject to Company Options will be, upon issuance pursuant to the exercise of such instruments, duly authorized, validly issued, fully paid, nonassessable and free of all preemptive rights.

(d) Except as set forth in Section 3.2(c) or Section 3.2(d) of the Company Disclosure Schedule, (i) there are no Equity Interests of any class of the Company, or any security exchangeable into or exercisable for such Equity Interests, issued, reserved for issuance or outstanding, (ii) there are no options, warrants, equity securities, calls, rights, commitments or agreements to which the Company is a party or by which the Company is bound obligating the Company to issue, exchange, transfer, deliver or sell, or cause to be issued, exchanged, transferred, delivered or sold, additional shares of capital stock or other Equity Interests of the Company or any security or rights convertible into or exchangeable or exercisable for any such shares or other Equity Interests, or obligating the Company to grant, extend, otherwise modify or amend or enter into any such option, warrant, Equity Interest, call, right, commitment or agreement, (iii) the Company has no obligation (contingent or otherwise) to issue any subscription, warrant, option, convertible security or other such right, or to issue or distribute to holders of any Equity Interests of the Company any evidences of Indebtedness or assets of the Company, and (iv) the Company has no obligation (contingent or otherwise) to purchase, redeem or otherwise acquire any Equity Interests or to pay any dividend or to make any other distribution in respect thereof. Except as set forth in this Section 3.2, as of the date of this Agreement, the Company does not have any outstanding equity compensation or equity-based compensation.

(e) Except as set forth in Section 3.2(e) of the Company Disclosure Schedule, there is no agreement, written or oral, between the Company and any holder of its securities, or, to the Company’s Knowledge, among any holders of its securities, relating to the sale or transfer (including agreements relating to rights of first refusal, co-sale rights or “drag along” rights), registration under the Securities Act or the securities Laws of any other jurisdiction, or voting, of the capital stock of the Company.

(f) The Preliminary Closing Date Allocation Schedule sets forth a true, correct and complete summary of the allocation (estimated as of the date hereof) of the amounts payable to the Company Equityholders pursuant to this Agreement. The Closing Payment Certificate, as of the Closing Date, sets forth a true, correct and complete summary of the allocation of the amounts payable to Persons pursuant to this Agreement and the consummation of the transactions contemplated hereby.

(g) Schedule 3.2(g) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, all outstanding Indebtedness of the Company and its Subsidiaries. All the outstanding Indebtedness of the Company or any of its Subsidiaries is prepayable without prepayment penalty or premium, and no Indebtedness of the Company or any of its Subsidiaries contains any restriction on the incurrence of Indebtedness by the Company or any of its Subsidiaries or restricts the ability of the Company or any of its Subsidiaries to grant any Liens on their respective properties or assets.

3.3 Subsidiaries.

(a) Section 3.3 of the Company Disclosure Schedule sets forth: (i) the name of each Subsidiary; (ii) the number and type of outstanding equity securities of each Subsidiary and a list of the holders thereof; (iii) the jurisdiction of organization of each Subsidiary; (iv) the names of the officers and directors of each Subsidiary; and (v) the jurisdictions in which each Subsidiary is qualified or holds licenses to do business as a foreign corporation or other entity.

(b) Each Subsidiary is a corporation duly organized, validly existing and in corporate good standing under the Laws of the jurisdiction of its incorporation. Each Subsidiary is duly qualified to conduct business and is in corporate good standing under the Laws of each jurisdiction in which the nature of its businesses or the ownership or leasing of its properties requires such qualification. Each Subsidiary has all requisite power and authority to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. The Company has delivered to the Buyer complete and accurate copies of the charter, by-laws or other organizational documents of each Subsidiary. No Subsidiary is in default under or in violation of any provision of its charter, by-laws or other organizational documents. All of the issued and outstanding shares of capital stock of each Subsidiary are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. All shares of each Subsidiary that are held of record or owned beneficially by either the Company or any Subsidiary are held or owned free and clear of any restrictions on transfer (other than restrictions under the Securities Act and state securities Laws), claims, Liens, options, warrants, rights, contracts, calls, commitments, equities and demands. There are no outstanding or authorized options, warrants, rights, agreements or commitments to which the Company or any Subsidiary is a party or which are binding on any of them providing for the issuance, disposition or acquisition of any capital stock of any Subsidiary. There are no forms of equity or equity-based compensation or similar rights with respect to any Subsidiary. There are no voting trusts, proxies or other agreements or understandings with respect to the voting of any capital stock of any Subsidiary.

(c) The Company does not own or control directly or indirectly or have any direct or indirect equity participation or similar interest in, or any obligation to provide funding to, any corporation, partnership, limited liability company, joint venture, trust or other business association or entity that is not a Subsidiary.

3.4 Authority; No Conflict; Required Filings and Consents.

(a) The Company has all requisite power and authority (corporate and other) to execute and deliver this Agreement and the other agreements contemplated hereby and to perform its obligations hereunder and thereunder. The execution and delivery by the Company of this Agreement and the other agreements contemplated hereby and, subject to obtaining the Company Stockholder Approval, which is the only approval required from the Company Stockholders, the performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate and other action on the part of the Company. Without limiting the generality of the foregoing, the Board of Directors of the Company, at a meeting duly called and held, by the unanimous vote of all directors (i) determined that the Merger is advisable, fair and in the best interests of the Company and its stockholders, (ii) approved this Agreement in accordance with the provisions of the DGCL, and (iii) directed that this Agreement and the Merger be submitted to the stockholders of the Company for their adoption and approval and resolved to recommend that the Company Stockholders vote in favor of the adoption of this Agreement and the approval of the Merger. This Agreement and all other agreements contemplated hereby have been or will be as of the Closing Date duly and validly executed and delivered by the Company and constitute or will constitute a valid and binding obligation of the Company, enforceable against it in accordance with the terms hereof or thereof.

(b) Subject to the filing of the Certificate of Merger as required by the DGCL, neither the execution and delivery by the Company of this Agreement or any other agreement contemplated hereby, nor the performance by the Company of its obligations hereunder or thereunder, nor the consummation by the Company of the transactions contemplated hereby or thereby, will (i) conflict with or violate any provision of the Organizational Documents of the Company, each as amended or restated to date, or the Organizational Documents of any Subsidiary, each as amended or restated to date, (ii) require on the part of the Company, any Subsidiary or any Company Stockholder any notice to or filing with, or any permit, authorization, consent or approval of, any Governmental Entity, (iii) except as provided in Section 3.4(b)(iii) of the Company Disclosure

Schedules, conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of obligations under, create in any party the right to accelerate, terminate, modify or cancel, or require any notice, consent or waiver under, any contract, lease, sublease, license, sublicense, franchise, permit, indenture, agreement or mortgage for borrowed money, instrument of Indebtedness, Lien or other arrangement to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary is bound or to which any of the assets of the Company or any Subsidiary are subject, (iv) result in the imposition of any Lien upon any assets of the Company or any Subsidiary or (v) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Company, or any Subsidiary or any of their respective properties or assets.

(c) No consent, approval, license, permit, order or authorization of, or registration, declaration, notice or filing with, any Governmental Entity is required by or with respect to the Company or any Subsidiary in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the transactions contemplated by this Agreement, except for the filing of the Certificate of Merger with the Delaware Secretary of State and appropriate corresponding documents with the appropriate authorities of other states in which the Company is qualified as a foreign corporation to transact business.

3.5 Financial Statements.

(a) The Company has provided to the Buyer the Company Financial Statements. The Company Financial Statements (i) comply as to form with all applicable accounting requirements and (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby; provided, however, that the Company Financial Statements referred to in clause (b) of the definition of such term are subject to normal recurring year-end adjustments (which, individually and in the aggregate, will not be material) and do not include footnotes.

(b) Each of the Company Financial Statements fairly presents in all material respects the consolidated assets, liabilities, business, financial condition, results of operations and cash flows of the Company and the Subsidiaries as of the date thereof and for the period referred to therein, and is consistent with the books and records of the Company and the Subsidiaries.

(c) The Company maintains accurate books and records reflecting its assets and liabilities and maintains proper and adequate internal accounting controls which provide assurance that (i) transactions are executed with management’s authorization, (ii) transactions are recorded as necessary to permit preparation of the financial statements of the Company and to maintain accountability for the Company’s assets, (iii) access to assets of the Company is permitted only in accordance with management’s authorization, (iv) the reporting of assets of the Company is compared with existing assets at regular intervals, and (v) accounts, notes and other receivables and inventory were recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis.

(d) HJ & Associates, LLC, the current auditor of the Company, was and had been at all times during its engagement by the Company (i) “independent” with respect to the Company and the Subsidiaries within the meaning of Regulation S-X and (ii) in compliance in all material respects with subsections (g) through (l) of Section 10A of the Exchange Act (to the extent applicable) and the related rules of the SEC and the Public Company Accounting Oversight Board.

3.6 Absence of Certain Changes; Acquisitions. Since June 30, 2014, (a) except as provided in Section 3.6(a) of the Company Disclosure Schedules, there has occurred no event or development which, individually or in the aggregate, has had, or could reasonably be expected to have in the future, a Company Material Adverse Effect, (b) the Company and the Subsidiaries have conducted their businesses in the Ordinary Course of Business and (c) neither the Company nor any Subsidiary has taken any of the actions set forth in clauses (a) through (q) of

Section 5.1. Other than the acquisitions of HeurisTec Corporation, Retail Pipeline Integration Group, Inc. and Retail Solutions Group, LLC, the Company has not acquired equity interests in any Person or substantially all the assets or liabilities of any Person.

3.7 Undisclosed Liabilities. Except as provided in Section 3.7 of the Company Disclosure Schedules, neither the Company nor any Subsidiary has any liability (whether known or unknown, whether absolute or contingent, whether liquidated or unliquidated and whether due or to become due), except for (a) liabilities shown on the Most Recent Balance Sheet, a copy of which is attached to Section 3.7 of the Company Disclosure Schedule, (b) liabilities that have arisen since the Most Recent Balance Sheet Date in the Ordinary Course of Business and which are similar in nature and amount to the liabilities that arose during the comparable period of time in the immediately preceding fiscal period and (c) contractual and other liabilities incurred in the Ordinary Course of Business that are not required by GAAP to be reflected on a balance sheet and that are not in the aggregate material (in each case, none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of contract, breach of warranty, tort, infringement or violation of Law).

3.8 Books and Records. The minute books and other similar records of the Company and each Subsidiary contain complete and accurate records of all actions taken at any meetings of the Company’s or such Subsidiary’s stockholders, Board of Directors or any committee thereof and of all written consents executed in lieu of the holding of any such meeting. The books and records of the Company and each Subsidiary accurately reflect in all material respects the assets, liabilities, business, financial condition and results of operations of the Company and the Subsidiaries and have been maintained in accordance with good business and bookkeeping practices. Section 3.8 of the Company Disclosure Schedule contains a list of all bank accounts and safe deposit boxes of the Company and the Subsidiaries and the names of persons having signature authority with respect thereto or access thereto.

3.9 Tax Matters.

(a) Each of the Company and the Subsidiaries has properly filed on a timely basis all Tax Returns that it was required to file, and all such Tax Returns are true, correct and complete in all respects and were prepared in compliance with all applicable Laws. Each of the Company and the Subsidiaries have paid on a timely basis all Taxes, whether or not shown on any Tax Return, that were due and payable. The unpaid Taxes of the Company and each Subsidiary (i) for Tax periods through the date of the Most Recent Balance Sheet do not exceed the accruals and reserves for Taxes (excluding accruals and reserves for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the Most Recent Balance Sheet and (ii) for Tax periods through the Closing Date, do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with GAAP. All unpaid Taxes of the Company and each Subsidiary for all Tax periods commencing after the date of the Most Recent Balance Sheet arose in the Ordinary Course of Business.

(b) All Taxes that the Company or any Subsidiary is or was required by Law to withhold or collect have been duly withheld or collected and, to the extent required, have been properly paid to the appropriate Governmental Entity, and each of the Company and any Subsidiary has complied with all information reporting and backup withholding requirements, including the maintenance of required records with respect thereto, in connection with amounts paid to any Company Employee, independent contractor, creditor, or other third party.

(c) Neither the Company nor any Subsidiary is or has ever been a member of an affiliated group with which it has filed (or been required to file) consolidated, combined, unitary or similar Tax Returns, other than a group of which the common parent is the Company. Neither the Company nor any Subsidiary (i) has any liability under Treasury Regulation Section 1.1502-6 (or any comparable or similar provision of federal, state, local or foreign Law), as a transferee or successor, pursuant to any contractual obligation, or otherwise for any Taxes of any Person other than the Company or any Subsidiary, or (ii) is a party to or bound by any Tax indemnity, Tax sharing, Tax allocation or similar agreement.

(d) The Company has made available to the Buyer (i) complete and correct copies of all Tax Returns of the Company and any Subsidiary relating to Taxes for all taxable periods for which the applicable statute of limitations has not yet expired, (ii) complete and correct copies of all private letter rulings, revenue agent reports, information document requests, notices of proposed deficiencies, deficiency notices, protests, petitions, closing agreements, settlement agreements, pending ruling requests and any similar documents submitted by, received by, or agreed to by or on behalf of the Company or any Subsidiary relating to Taxes for all taxable periods for which the statute of limitations has not yet expired, and (iii) complete and correct copies of all material agreements, rulings, settlements or other Tax documents with or from any Governmental Entity relating to Tax incentives of the Company or any Subsidiary.

(e) No examination or audit or other action of or relating to any Tax Return of the Company or any Subsidiary by any Governmental Entity is currently in progress or, to the Knowledge of the Company, threatened or contemplated. No deficiencies for Taxes of the Company or any Subsidiary have been claimed, proposed or assessed by any Governmental Entity. Neither the Company nor any Subsidiary has been informed by any jurisdiction in which the Company or any Subsidiary did not file a Tax Return that the jurisdiction believes that the Company or any Subsidiary was required to file any Tax Return that was not filed or is subject to Tax in such jurisdiction. Neither the Company nor any Subsidiary has (i) waived any statute of limitations with respect to Taxes or agreed to extend the period for assessment or collection of any Taxes, which waiver or extension is still in effect, (ii) requested any extension of time within which to file any Tax Return, which Tax Return has not yet been filed, or (iii) executed or filed any power of attorney with any taxing authority, which is still in effect.

(f) Except as provided in Section 3.9(f) of the Company Disclosure Schedules, neither the Company nor any Subsidiary has made any payment, is obligated to make any payment, or is a party to any agreement, contract, arrangement or plan that could obligate it to make any payment that may be treated as an “excess parachute payment” under Section 280G of the Code (without regard to Sections 280G(b)(4) and 280G(b)(5) of the Code).

(g) Neither the Company nor any Subsidiary (i) has been required to make a basis reduction pursuant to former Treasury Regulation Section 1.1502-20(b) or Treasury Regulation Section 1.337(d)-2(b); (ii) is or has been required to redetermine or reduce basis pursuant to Treasury Regulation Section 1.1502-36(b) or (c) or to reduce any attributes under Treasury Regulation Section 1.1502-36(d); or (iii) has incurred (or been allocated) any dual consolidated loss within the meaning of Section 1503 of the Code.

(h) None of the assets of the Company or any Subsidiary is “tax-exempt use property” within the meaning of Section 168(h) of the Code or directly or indirectly secures any debt the interest on which is tax exempt under Section 103(a) of the Code.

(i) Neither the Company nor any Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of (i) any adjustments under Section 481 of the Code (or any similar adjustments under any provision of the Code or the corresponding foreign, state or local Tax Law), (ii) deferred intercompany gain or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding provision of state, local or foreign Tax Law), (iii) closing agreement as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law) executed on or prior to the Closing Date, (iv) installment sale or open transaction disposition made on or prior to the Closing Date, (v) prepaid amount received on or prior to the Closing Date, or (vi) any election made pursuant to Section 108(i) of the Code on or prior to the Closing Date.

(j) Neither the Company nor any Subsidiary has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(l)(A)(ii) of the Code.

(k) Neither the Company nor any Subsidiary has distributed to its shareholders or security holders stock or securities of a controlled corporation, nor has stock or securities of the Company or any Subsidiary been distributed, in a transaction to which Section 355 of the Code applies (i) in the two years prior to the date of this Agreement or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) that includes the transactions contemplated by this Agreement.

(l) There are no Liens with respect to Taxes upon any of the assets of the Company or any Subsidiary, other than with respect to Taxes not yet due and payable.

(m) Section 3.9(m) of the Company Disclosure Schedule sets forth each jurisdiction (other than United States federal) in which the Company or any Subsidiary files, is required to file or has been required to file a Tax Return or is or has been liable for any Taxes on a “nexus” basis and each jurisdiction that has sent notices or communications of any kind requesting information relating to the Company’s or any Subsidiary’s nexus with such jurisdiction. Section 3.9(m) of the Company Disclosure Schedule lists all Tax Returns (and their respective due dates without regard to extensions) required to be filed by the Company or any Subsidiary for periods beginning before the Closing Date that will not be filed on or before the Closing Date.

(n) Neither the Company nor any Subsidiary (i) is a party to any joint venture, partnership, or other arrangement that is treated as a partnership for federal income Tax purposes, (ii) has made an entity classification (“check-the-box”) election under Section 7701, (iii) is a stockholder of a “controlled foreign corporation” as defined in Section 957 of the Code (or any similar provision of state, local or foreign Law), or (iv) is a stockholder in a “passive foreign investment company” within the meaning of Section 1297 of the Code.

(o) Neither the Company nor any Subsidiary has or has had a permanent establishment in any foreign country as defined in any applicable Tax treaty or convention between the United States and such foreign country.

(p) All related party transactions involving the Company or any Subsidiary have been conducted at arm’s length in compliance with Section 482 of the Code and the Treasury Regulations promulgated thereunder and any comparable provisions of any other Tax Law. Each of the Company and the Subsidiaries has maintained documentation (including any applicable transfer pricing studies) in connection with such related party transactions in accordance with Sections 482 and 6662 of the Code and the Treasury Regulations promulgated thereunder and any comparable provisions of any other Tax Law.

(q) The Company has no Tax liability on account of redemptions of the Company’s capital stock.

(r) Neither the Company nor any Subsidiary has engaged in a “reportable transaction” as set forth in Treasury Regulation section 1.6011-4(b) or a “listed transaction” as set forth in Treasury Regulation section 301.6111-2(b)(2) or any analogous provision of state or local Law. Each of the Company and the Subsidiaries has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code.

(s) Neither the Company nor any Subsidiary is a party to a gain recognition agreement under Section 367 of the Code.

(t) There is no limitation on the utilization by either the Company or any Subsidiary of its net operating losses, built-in losses, Tax credits, or similar items under Sections 382, 383, or 384 of the Code or comparable provisions of foreign, state or local Law (other than any such limitation arising as a result of the consummation of the transactions contemplated by this Agreement).

(u) Except as set forth on Section 3.9(t) of the Company Disclosure Schedule, the Company has not issued any security that would be deemed a “covered security” under Treasury Regulation section 1.6045-1(a)(15)

to stockholders on or after January 1, 2011. Section 3.9(t) of the Company Disclosure Schedule sets forth, for each Person that acquired any such covered security from the Company on or after January 1, 2011, the name of such Person, the certificate numbers for any such shares, the total adjusted basis and the original acquisition date.

3.10 Assets.

(a) The Company or the applicable Subsidiary is the true and lawful owner of, and has good title to, all of the assets (tangible or intangible) purported to be owned by the Company or such Subsidiary, free and clear of all Liens. The Company and each Subsidiary owns or leases all tangible assets sufficient for the conduct of its businesses as presently conducted and as presently proposed to be conducted, which tangible assets are reflected in the Company Financial Statements (other than to the extent disposed of in the Ordinary Course of Business). Each such tangible asset is free from material defects, has been maintained in accordance with normal industry practice, is in good operating condition and repair (subject to normal wear and tear) and is suitable for the purposes for which it presently is used.

(b) Section 3.10(b) of the Company Disclosure Schedule lists individually (i) all fixed assets (within the meaning of GAAP) of the Company or the Subsidiaries, indicating the cost, accumulated book depreciation (if any) and the net book value of each such fixed asset as of the Most Recent Balance Sheet Date, and (ii) all other assets of a tangible nature (other than inventories) of the Company or the Subsidiaries.

(c) Each item of equipment, motor vehicle and other asset that the Company or a Subsidiary has possession of pursuant to a lease agreement or other contractual arrangement is in such condition that, upon its return to its lessor or owner in its present condition at the end of the relevant lease term or as otherwise contemplated by the applicable lease or contract, the obligations of the Company or such Subsidiary to such lessor or owner will have been discharged in full.

3.11 Owned and Leased Real Property.

(a) Section 3.11(a) of the Company Disclosure Schedule lists all real property and interests in real property owned in fee by the Company or any Subsidiary (individually a “Owned Property”) and identifies any material reciprocal easement or operating agreements related thereto. The Company or a Subsidiary has good and insurable fee title to all Owned property, in each case free and clear of all Liens.

(b) Section 3.11(b) of the Company Disclosure Schedule lists all Leases and lists the term of such Lease, any extension and expansion options, and the rent payable, security deposit, maintenance and like charges thereunder, and any advance rent thereunder. The Company has delivered to the Buyer complete and accurate copies of the Leases. With respect to each Lease:

(i) such Lease is legal, valid, binding, enforceable and in full force and effect against the Company or the Subsidiary that is the party thereto, as applicable, and, to the Company’s Knowledge, against each other party thereto;

(ii) such Lease will continue to be legal, valid, binding, enforceable and in full force and effect against the Company or the Subsidiary that is the party thereto, as applicable, and, to the Company’s Knowledge, against each other party thereto immediately following the Closing in accordance with the terms thereof as in effect immediately prior to the Closing;

(iii) none of the Company, any Subsidiary or, to the Knowledge of the Company, any other party, is, in any material respect, in breach or violation of, or default under, any such Lease, and no event has occurred, is pending or, to the Knowledge of the Company, is threatened, which, after the giving of notice, with lapse of time, or otherwise, would constitute any such breach or default by the Company or any Subsidiary or, to the Knowledge of the Company, any other party under such Lease;

(iv) there are no disputes, oral agreements or forbearance programs in effect as to such Lease;

(v) neither the Company nor any Subsidiary has assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in the leasehold or subleasehold;

(vi) all facilities leased or subleased thereunder are supplied with utilities and other services adequate for the operation of said facilities;

(vii) to the Knowledge of the Company, there are no Liens, easements, covenants or other restrictions applicable to the real property subject to such Lease which would reasonably be expected to impair the current uses or the occupancy by the Company or any Subsidiary of the property subject thereto;

(viii) no construction, alteration or other leasehold improvement work with respect to the Lease remains to be paid for or performed by the Company or any Subsidiary;

(ix) neither the Company nor any Subsidiary is obligated to pay any leasing or brokerage commission relating to such Lease and will not have any obligation to pay any leasing or brokerage commission upon the renewal of the Lease; and

(x) the Company Financial Statements contain adequate reserves to provide for the restoration of the property subject to the Lease at the end of the respective Lease term, to the extent required by the Lease.

3.12 Intellectual Property.

(a) Section 3.12(a) of the Company Disclosure Schedule lists all Company Registrations, in each case enumerating specifically the applicable filing or registration number, title, jurisdiction in which filing was made or from which registration issued, date of filing and issuance, names of all current applicant(s) and registered owners(s), as applicable. All assignments of Company Registrations to the Company or any Subsidiary have been properly executed and recorded. To the Knowledge of the Company, all Company Registrations are valid and enforceable and all issuance, renewal, maintenance and other payments that are or have become due with respect thereto have been timely paid by or on behalf of the Company, and there are no Liens on any of the Company Registrations.

(b) There are no inventorship challenges, opposition or nullity proceedings or interferences declared, commenced or provoked, or to the Knowledge of the Company, threatened, with respect to any Patent Rights included in the Company Registrations. The Company and the Subsidiaries have complied with their duty of candor and disclosure to the United States Patent and Trademark Office and any relevant foreign patent office with respect to all patent and trademark applications filed by or on behalf of the Company or any Subsidiary and have made no material misrepresentation in such applications. The Company has no Knowledge of any information that would preclude the Company or any Subsidiary from having clear title to the Company Registrations or affecting the patentability, validity or enforceability of any Company Registrations. There has been no public disclosure of any Company Intellectual Property, including in trade publications or at trade shows, prior to filing of any Company Registrations with respect thereto.

(c) Each item of Company Intellectual Property will be owned or available for use by the Buyer or a subsidiary of the Buyer following the Closing on the same terms and conditions as it was immediately prior to the Closing. The Company or a Subsidiary is the sole and exclusive owner of all Company Owned Intellectual Property, free and clear of any Liens. The Company Intellectual Property constitutes all Intellectual Property necessary (i) to Exploit the Customer Offerings in the manner so done currently and contemplated to be done in the future by the Company and the Subsidiaries, (ii) to Exploit the Internal Systems as they are currently used and contemplated to be used in the future by the Company and the Subsidiaries and (iii) otherwise to conduct the business of the Company and the Subsidiaries in the manner currently conducted and contemplated to be conducted in the future by the Company and the Subsidiaries. A true and complete list of all Customer Offerings is set forth in Section 3.12(c)(i) of the Company Disclosure Schedule, and all Internal Systems that are material to the business of the Company or any of the Subsidiaries are listed and described in Section 3.12(c)(ii) of the Company Disclosure Schedule.

(d) The Company or the appropriate Subsidiary, as applicable, has taken all necessary measures to protect the proprietary nature of each item of Company Owned Intellectual Property, and to maintain in confidence all trade secrets and confidential information comprising a part thereof. The Company and each Subsidiary has complied with all applicable contractual and legal requirements pertaining to information privacy and security. No complaint relating to an improper use or disclosure of, or a breach in the security of, any such information has been made or, to the Knowledge of the Company, threatened against the Company or any Subsidiary. There has been no: (i) unauthorized disclosure of any third party proprietary or confidential information in the possession, custody or control of the Company or any Subsidiary, or (ii) breach of the Company’s or any Subsidiary’s security procedures wherein confidential information has been disclosed to a third Person. The Company and each Subsidiary has actively policed the quality of all goods and services sold, distributed or marketed under each of its Trademarks and has enforced adequate quality control measures to ensure that no Trademarks that it has licensed to others shall be deemed to be abandoned.

(e) None of the Customer Offerings, or the Exploitation thereof by the Company or the Subsidiaries or by any reseller, distributor, customer or user thereof, or any other activity of the Company or the Subsidiaries, infringes or violates, or constitutes a misappropriation of, or in the past has infringed or violated, or constituted a misappropriation of, any Intellectual Property rights of any third party. None of the Internal Systems, or the Company’s or any Subsidiary’s past, current or currently contemplated Exploitation thereof, or any other activity undertaken by them in connection with their business, infringes or violates, or constitutes a misappropriation of, any Intellectual Property rights of any third party. Section 3.12(e) of the Company Disclosure Schedule lists any complaint, claim or notice, or threat of any of the foregoing (including any notification that a license under any patent is or may be required by, or is available for license to, the Company), received by the Company or any Subsidiary alleging any such infringement, violation or misappropriation and any request or demand for indemnification or defense received by the Company or any Subsidiary from any reseller, distributor, customer, user or any other third party; and the Company has provided to the Buyer copies of all such complaints, claims, notices, requests, demands or threats, as well as any legal opinions, studies, market surveys and analyses relating to any alleged or potential infringement, violation or misappropriation.

(f) To the Knowledge of the Company, no Person (including any Company Employee or current or former consultant of the Company or the Subsidiaries) is infringing, violating or misappropriating any of the Company Owned Intellectual Property or any of the Company Licensed Intellectual Property that is exclusively licensed to the Company or any Subsidiary. The Company has provided to the Buyer copies of all correspondence, analyses, legal opinions, complaints, claims, notices or threats concerning the infringement, violation or misappropriation of any Company Owned Intellectual Property.

(g) Section 3.12(g) of the Company Disclosure Schedule identifies each license, covenant or other agreement that is currently in effect and each terminated license, covenant or other agreement with surviving obligations pursuant to which the Company or any Subsidiary has assigned, transferred, licensed, distributed or otherwise granted any right or access to any Person, or covenanted not to assert any right, with respect to any existing or future Company Intellectual Property. Except as described in Section 3.12(g) of the Company Disclosure Schedule, neither the Company nor any Subsidiary has agreed to indemnify any Person against any infringement, violation or misappropriation of any Intellectual Property rights with respect to any Customer Offerings or any third party Intellectual Property rights. Neither the Company nor any Subsidiary is a member of or party to any patent pool, industry standards body, trade association or other organization pursuant to the rules of which it is obligated to license any existing or future Intellectual Property to any Person.

(h) Section 3.12(h) of the Company Disclosure Schedule identifies (i) each item of Company Licensed Intellectual Property and the license or agreement pursuant to which the Company or any Subsidiary Exploits it

(excluding currently-available, off-the-shelf software programs that are part of the Internal Systems and are licensed by the Company or any Subsidiary pursuant to “shrink wrap” licenses, the total fees associated with which are less than $2,500 per year) and (ii) each agreement, contract, assignment or other instrument pursuant to which the Company or any Subsidiary has obtained any joint or sole ownership interest in or to each item of Company Owned Intellectual Property. No third party inventions, methods, services, materials, processes or Software are included in or required to Exploit the Customer Offerings or Internal Systems. None of the Customer Offerings or Internal Systems includes “shareware,” “freeware” or other Software or other material that was obtained by the Company or any Subsidiary from third parties other than pursuant to the license agreements listed in Section 3.12(h) of the Company Disclosure Schedule.

(i) Neither the Company nor any Subsidiary has licensed, distributed or disclosed, and knows of no distribution or disclosure by others (including any Company Employee or any current or former contractor of the Company or any Subsidiary) of, the Company Source Code to any Person, except pursuant to the agreements listed in Section 3.12(i) of the Company Disclosure Schedule, and the Company and the Subsidiaries have taken all reasonable physical and electronic security measures to prevent disclosure of such Company Source Code. No event has occurred, and no agreement, circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, nor will the consummation of the transactions contemplated hereby, result in the disclosure or release of such Company Source Code by the Company, the Subsidiaries, their escrow agent(s) or any other Person to any third party.

(j) All of the Software and Documentation comprising, incorporated in or bundled with the Customer Offerings or Internal Systems have been designed, authored, tested and debugged by regular Company Employees within the scope of their employment or by independent contractors of the Company or a Subsidiary who have executed valid and binding agreements expressly assigning all right, title and interest in such copyrightable materials to the Company or a Subsidiary, waiving their non-assignable rights (including moral rights) in favor of the Company or a Subsidiary and its permitted assigns and licensees, and have no residual claim to such materials.

(k) Section 3.12(k) of the Company Disclosure Schedule lists all Open Source Materials that the Company or the Subsidiaries have utilized in any way in the Exploitation of Company Offerings or Internal Systems and describes the manner in which such Open Source Materials have been utilized, including whether and how the Open Source Materials have been modified and/or distributed by the Company or the Subsidiaries. Neither the Company nor any Subsidiary has (i) incorporated Open Source Materials into, or combined Open Source Materials with, the Customer Offerings; (ii) distributed Open Source Materials in conjunction with any other software developed or distributed by the Company or any Subsidiary; or (iii) used Open Source Materials that create, or purport to create, obligations for the Company or any Subsidiary with respect to the Customer Offerings or grant, or purport to grant, to any third party, any rights or immunities under Intellectual Property rights (including using any Open Source Materials that require, as a condition of Exploitation of such Open Source Materials, that other Software incorporated into, derived from or distributed with such Open Source Materials be (w) made available, disclosed or distributed in source code form, (x) licensed for the purpose of making derivative works, (y) redistributable at no charge or minimal charge, or (z) licensed under terms that allow reverse engineering, reverse assembly or disassembly of any kind).

(l) Each Company Employee and each current or former independent contractor of the Company or any Subsidiary has executed a valid, binding and enforceable written agreement expressly assigning to the Company or such Subsidiary all right, title and interest in any inventions and works of authorship, whether or not patentable, invented, created, developed, conceived and/or reduced to practice during the term of such Company Employee’s employment or such independent contractor’s work for the Company or the relevant Subsidiary, and all Intellectual Property rights therein, and has waived all moral rights therein to the extent legally permissible.

(m) The Customer Offerings and the Internal Systems are free from defects in design, workmanship and materials and conform to the written Documentation and specifications therefor. The Customer Offerings and the Internal Systems do not contain any disabling device, virus, worm, back door, Trojan horse or other disruptive or malicious code that may or are intended to impair their intended performance or otherwise permit unauthorized access to, hamper, delete or damage any computer system, software, network or data. The Company and the Subsidiaries have not received any warranty claims, contractual terminations or requests for settlement or refund due to the failure of the Customer Offerings to meet their specifications or otherwise to satisfy end user needs or for harm or damage to any third party except as set forth in Section 3.12(m) of the Company Disclosure Schedule.

(n) The Company and the Subsidiaries have neither sought, applied for nor received any support, funding, resources or assistance from any federal, state, local or foreign governmental or quasi-governmental agency or funding source in connection with the Exploitation of the Customer Offerings, the Internal Systems or any facilities or equipment used in connection therewith. No university or Governmental Entity has sponsored any research or development conducted by the Company or any Subsidiary, or has any claim of right or ownership of or Lien on any Company Owned Intellectual Property or any Company Licensed Intellectual Property that is, or is purported to be, exclusively licensed to Company or any Subsidiary.

(o) Neither the negotiation, execution, delivery or performance of this Agreement, nor the consummation of the transactions contemplated hereby, will result in (i) a breach of or default under any agreement governing any Company Intellectual Property, (ii) an impairment of the rights of the Company or any Subsidiary in or to any Company Intellectual Property or portion thereof, (iii) the grant or transfer to any third party of any new license or other interest under, the abandonment, assignment to any third party, or modification or loss of any right with respect to, or the creation of any Lien on, any Company Intellectual Property, (iv) the Company, any Subsidiary, the Buyer or any of their respective Affiliates being obligated to pay any penalty or new or increased royalty or fee to any Person under any agreement governing any Company Intellectual Property, or (v) the Buyer or any of the Buyer’s Affiliates being (A) bound by or subject to any noncompete or licensing obligation or covenant not to sue or (B) obligated to license any of its Intellectual Property to (or obligated not to assert its Intellectual Property against) any Person.

3.13 Contracts.

(a) Section 3.13(a) of the Company Disclosure Schedule lists the following agreements that are currently in effect and any terminated agreements with surviving obligations (each a “Contract”) to which the Company or any Subsidiary is a party:

(i) any agreement (or group of related agreements) for the lease of personal property from or to third parties;

(ii) any agreement (or group of related agreements) for the purchase or sale of products or for the furnishing or receipt of services (A) which calls for performance over a period of more than one year, (B) which involves more than the sum of $10,000 or (C) in which the Company or any Subsidiary has granted manufacturing rights, “most favored nation” pricing provisions or marketing or distribution rights relating to any services, products or territory or has agreed to purchase a minimum quantity of goods or services or has agreed to purchase goods or services exclusively from a certain party;

(iii) any agreement providing for any royalty, milestone or similar payments by the Company;

(iv) any agreement concerning the establishment or operation of a partnership, joint venture or limited liability company;

(v) any agreement (or group of related agreements) under which the Company or any Subsidiary has created, incurred, assumed or guaranteed (or may create, incur, assume or guarantee) Indebtedness (including capitalized lease obligations) or under which it has imposed (or may impose) a Lien on any of its assets, tangible or intangible;

(vi) any agreement for the disposition of any significant portion of the assets or business of the Company or any Subsidiary (other than sales of products in the Ordinary Course of Business) or any agreement for the acquisition of the assets or business of any other Person (other than purchases of inventory or components in the Ordinary Course of Business);

(vii) any agreement (A) concerning confidentiality executed on or after January 1, 2010 (other than confidentiality agreements with customers of the Company or any Subsidiary or Company Employees set forth in the Company’s or the applicable Subsidiary’s standard terms and conditions of sale or standard form of employment agreement, copies of which have previously been delivered to the Buyer) and (B) concerning noncompetition or non-solicitation;

(viii) any employment agreement, consulting agreement, severance agreement (or agreement that includes provisions for the payment of severance), change in control, or retention agreement;

(ix) any settlement agreement or settlement-related agreement (including any agreement in connection with which any employment-related claim is settled);

(x) any agreement involving any current or former officer, director or stockholder of the Company or any Affiliate thereof;

(xi) any agreement under which the consequences of a default or termination would reasonably be expected to have a Company Material Adverse Effect;

(xii) any agency, distributor, sales representative, franchise or similar agreements to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary is bound;

(xiii) any agreement which contains any provisions requiring the Company or any Subsidiary to indemnify any other party (excluding indemnities contained in agreements for the purchase, sale or license of products or services entered into in the Ordinary Course of Business);

(xiv) any agreement that could reasonably be expected to have the effect of prohibiting or impairing the conduct of the business of the Company or any of the Subsidiaries or the Buyer or any of its subsidiaries as currently conducted and as currently proposed to be conducted;

(xv) any agreement with any Governmental Entity;

(xvi) any agreement that would entitle any third party to receive a license or any other right to Intellectual Property of the Buyer or any of the Buyer’s Affiliates (excluding the Company and the Subsidiaries) following the Closing;

(xvii) any agreement that, following the Closing, would bind or purport to bind the Buyer or any of its Affiliates (excluding the Company and the Subsidiaries); and

(xviii) any other agreement (or group of related agreements) either involving more than $10,000 or not entered into in the Ordinary Course of Business.

(b) The Company has delivered to the Buyer a complete and accurate copy of each Contract (as amended to date). With respect to each Contract: (i) the Contract is legal, valid, binding and enforceable and in full force and effect against the Company or the Subsidiary that is the party thereto, as applicable, and, to the Company’s Knowledge, against each other party thereto; (ii) the Contract will continue to be legal, valid, binding and enforceable and in full force and effect against the Company or the Subsidiary that is the party thereto, as applicable, and, to the Company’s Knowledge, against each other party thereto immediately following the Closing in accordance with the terms thereof as in effect immediately prior to the Closing and (iii) neither the

Company, any Subsidiary nor, to the Knowledge of the Company, any other party, is, in any material respect, in breach or violation of, or default under, any such Contract, and no event has occurred, is pending or, to the Knowledge of the Company, is threatened, which, after the giving of notice, with lapse of time, or otherwise, would constitute any such breach or default by the Company, any Subsidiary or, to the Knowledge of the Company, any other party under such Contract.

(c) Neither the Company nor any Subsidiary is a party to any oral contract, agreement or other arrangement which, if reduced to written form, would be required to be listed in Section 3.13(a) of the Company Disclosure Schedule under the terms of Section 3.13(a). Neither the Company nor any Subsidiary is a party to any written or oral arrangement (i) to perform services or sell products which is expected to be performed at, or to result in, a loss or (ii) for which the customer has already been billed or paid that has not been fully accounted for on the Most Recent Balance Sheet.

(d) The offer of exclusivity set forth on Schedule 10 has expired without being accepted and has no force or effect.

3.14 Litigation. There is no Legal Proceeding pending or, to the Knowledge of the Company, threatened with respect to, against or affecting the Company or any Subsidiary or any current or former officer, director, employee, consultant, agent or stockholder of the Company or any Subsidiary in its, his or her capacity as such or with respect to the Company or any Subsidiary, or seeking to prevent or delay the transactions contemplated hereby, and no notice of any Legal Proceeding involving or relating to the Company or any Subsidiary, whether pending or threatened, has been received by the Company or any Subsidiary. There are no judgments, orders, injunctions, decrees, stipulations or awards (whether rendered by a court, administrative agency or other Governmental Entity, by arbitration or otherwise) against or involving the Company or any Subsidiary. There is no Legal Proceeding by the Company or any Subsidiary pending, or which the Company or any Subsidiary has commenced preparations to initiate, against any other Person.

3.15 Environmental Matters.

(a) The Company and the Subsidiaries have complied with all applicable Environmental Laws. There is no pending or, to the Knowledge of the Company, threatened Legal Proceeding relating to any Environmental Law involving the Company or any Subsidiary.

(b) Neither the Company nor any Subsidiary has any liabilities or obligations arising from the release or threatened release of any Materials of Environmental Concern into the environment.

(c) Neither the Company nor any Subsidiary is a party to or bound by any court order, administrative order, consent order or other agreement between the Company or any Subsidiary and any Governmental Entity entered into in connection with any legal obligation or liability arising under any Environmental Law.

(d) Set forth in Section 3.15(d) of the Company Disclosure Schedule is a list of all documents (whether in hard copy or electronic form) that contain any environmental reports, investigations and audits relating to premises currently or previously owned or operated by the Company or any Subsidiary (whether conducted by or on behalf of the Company, any Subsidiary or a third party, and whether done at the initiative of the Company or a Subsidiary or directed by a Governmental Entity or other third party) which the Company has possession of or access to. A complete and accurate copy of each such document has been provided to the Buyer.

(e) The Company has no Knowledge of any environmental liability relating to any solid or hazardous waste transporter or treatment, storage or disposal facility that has been used by the Company or any Subsidiary.

3.16 Labor and Employment.

(a) Section 3.16(a) of the Company Disclosure Schedule contains a list of all Company Employees, along with the position, date of hire, annual rate of compensation (or with respect to Company Employees compensated on an hourly or per diem basis, the hourly or per diem rate of compensation), and estimated or target annual incentive compensation of each such person. Section 3.16(a) of the Company Disclosure Schedule sets forth all bonuses earned by any Company Employee through the Closing Date that are expected to be accrued but unpaid as of the Closing Date and the amounts of accrued vacation or paid time off, accrued sick time, and the amount of such liabilities as of September 30, 2014. Each such Company Employee in the United States is retained at-will and none of such Company Employees is a party to an employment agreement or contract with the Company or any Subsidiary. Each Company Employee has entered into the Company’s or such Subsidiary’s standard form of confidentiality, non-competition and assignment of inventions agreement, a copy of which has previously been delivered to the Buyer. All of the agreements referenced in the preceding sentence will continue to be legal, valid, binding and enforceable and in full force and effect immediately following the Closing in accordance with the terms thereof as in effect immediately prior to the Closing. To the Knowledge of the Company, no key Company Employee or group of Company Employees has any plans to terminate employment with the Company or any Subsidiary.

(b) Neither the Company nor any Subsidiary has breached or violated any (i) applicable Law respecting employment and employment practices, terms and conditions of employment and wages and hours, including any such Law respecting employment discrimination, employee classification (for overtime purposes or as employee versus independent contractor), workers’ compensation, employee leave, disability rights or benefits, family and medical leave, the Immigration Reform and Control Act and occupational safety and health requirements, any applicable labor Laws, standing orders, codes of conduct and practice relevant to relations between it and any employee including any obligations under the Employee Provident and Miscellaneous Provisions Act, 1952, Employee State Insurance Act, 1948, the Bombay Shops and Establishments Act, 1948 or any other applicable industrial, health and safety legislation relating to provident fund or gratuity contribution, payment of wages, bonus, salaries, allowances, commissions, accumulated leave encashment and leave travel allowance, any relevant orders, declarations and awards made under any applicable labour Laws, standing order, or codes of conduct and practice affecting the conditions of service of any of the employees, or (ii) employment agreement. No claims, controversies, investigations, audits or other Legal Proceedings are pending or, to the Knowledge of the Company, threatened, with respect to such Laws or agreements, either by private Persons or by Governmental Entities.

(c) Neither the Company nor any Subsidiary is a party to or bound by any collective bargaining agreement trade union agreement, works council, employee representative agreement, or information or consultation agreement, and the Company and each Subsidiary has complied with its respective obligations, if any, to inform, consult with and/or obtain consent from any of its employees about the transactions contemplated by this Agreement. Neither the Company nor any Subsidiary has experienced any actual or threatened strikes, grievances, claims of unfair labor practices or other collective bargaining disputes. The Company has no Knowledge of any organizational effort made or threatened (including the filing of a petition for certification) either currently or within the past two (2) years, by or on behalf of any labor union or works council with respect to Company Employees. Neither the Company nor any Subsidiary has breached or violated in any material respect any applicable Law concerning employer contributions to any trade union, housing, unemployment, retirement, bonus and welfare funds or any other funds to which an employer is required by applicable Law to contribute. The Company and each Subsidiary has entered into, and not breached or violated in any material respect, any employment contracts, individual labor contracts, collective labor contracts, and similar agreements required by applicable Law.

(d) There is no term of employment for any employee of the Company or any Subsidiary that provides that the transactions contemplated by this Agreement shall entitle such individual (1) to treat such transactions as a breach of any contract, (2) to any payment, benefit or change of terms of employment (whether or not conditioned upon the occurrence of any other event) or (3) to treat himself or herself as redundant or released from any obligation to his or her employer. Neither the Company nor any Subsidiary has any other material liability to any present or former employee or independent contractor of the Company or any Subsidiary, or any representative therefor, for the payment of employment tribunal compensation, damages, a redundancy payment, a protective award, severance or any similar payment or award. Neither the Company nor any Subsidiary is under any obligation to provide or continue any benefit (including the provisions of a reference) to any such individual either pursuant to or as a consequence of failing to comply with any law or agreement. All the employees of the Company and each Subsidiary employed in India are permanent employees and neither the Company nor any Subsidiary has any contract labour and, therefore, does not require any registration under the Contract Labour (Regulation and Abolition) Act, 1970.

(e) Section 3.16(e) of the Company Disclosure Schedule contains a list of all consultants and independent contractors currently engaged by either the Company or any Subsidiary, along with the position, date of retention and rate of remuneration for each such Person. Except as set forth on Section 3.16(e) of the Company Disclosure Schedule, each of such consultants or independent contractors is a party to a written agreement or contract with the Company or any Subsidiary. Each such consultant and independent contractor has entered into the Company’s or such Subsidiary’s standard form of confidentiality, non-competition and assignment of inventions agreement with the Company or such Subsidiary, a copy of which has previously been delivered to the Buyer. No independent contractor has provided services to the Company or any Subsidiary for a period of six (6) consecutive months or longer. Neither the Company nor any Subsidiary has or has had any temporary or leased employees.

(f) The Company has made available to the Buyer a true, correct and complete list of all Company Employees working in the United States who are not citizens or permanent residents of the United States, that indicates visa, work authorization, and green card status and the date their work authorization is scheduled to expire. All other Company Employees employed in the United States are citizens or permanent residents. Section 3.16(f) of the Company Disclosure Schedule sets forth a true, correct and complete list and description of all expatriate contracts that the Company or any Subsidiary has in effect with any Company Employee and all employment contracts and independent contractor arrangements covering any individuals providing services outside the country in which they are nationals. Each Company Employee working in a country other than one of which such Company Employee is a national has a valid work permit, certificate of sponsorship, visa, or other right under applicable Law that permits him or her to be employed lawfully by the Company or the applicable Subsidiary in the country in which he or she is so employed.

(g) The Company has withheld and paid to the appropriate Governmental Entity or is holding for payment not yet due to such Governmental Entity all amounts required to be withheld from Company Employees and is not liable for any arrears of wages, Taxes, penalties or other sums for failure to comply with any of the foregoing.

(h) No charges or complaints are open and pending against the Company or any Subsidiary with the Equal Employment Opportunity Commission, or similar Governmental Entity or pursuant to internal complaint procedures, and, to the Knowledge of the Company, no current or former employee of the Company or any Subsidiary has made, during the last 12 months, an oral or, during the last three (3) years, a written complaint of discrimination, retaliation or other similar wrongdoing. True, correct and complete information regarding any closed charges or complaints filed since December 31, 2011 with the Equal Employment Opportunity Commission, or similar Governmental Entity (or, with respect to discrimination, retaliation, or similar wrongdoing, pursuant to internal complaint procedures) has been made available to the Buyer.

(i) Section 3.16(i) of the Company Disclosure Schedule contains a complete and accurate list of (i) all of the Company’s and each Subsidiary’s written employee handbooks, employment manuals, employment policies, or affirmative action plans (if any), and (ii) written summaries of all unwritten employment policies. Section 3.16(i) of the Company Disclosure Schedule sets forth the policy of the Company and each Subsidiary with respect to accrued vacation, paid time off, accrued sick time and earned time off.

(j) Neither the Company nor any Subsidiary has incurred, and no circumstances exist under which the Company or any Subsidiary could incur, any liability arising from the misclassification of employees as consultants or independent contractors, or from the misclassification of consultants or independent contractors as employees.

(k) The Company and each Subsidiary, have, to the extent required by applicable Law, in relation to each of their current employees/workers and (so far as relevant) to each of their former employees/workers who were employed with the Company or any of its Subsidiaries at any time since January 1, 2009:

(i) maintained adequate and suitable records regarding the service of the employee/worker;

(ii) discharged or adequately provided for in all material respects its obligations to pay all salaries, wages, commissions, gratuity payments, end-of-service benefits, provident fund payments, bonuses, overtime pay, holiday pay, sick pay, leave encashments and other benefits of or connected with employment up to the date of this Agreement; and

(iii) complied in all material respects with all of its obligations concerning the health and safety at work of each of the employees/worker and has not incurred any liability to any employee/workers in respect of any accident or injury that is not fully covered by insurance.

3.17 Employee Benefit Plans.

(a) Section 3.17(a) of the Company Disclosure Schedule contains a complete and accurate list of all Company Plans. Complete and accurate copies of (i) all Company Plans which have been reduced to writing, together with all amendments thereto, (ii) written summaries of all unwritten Company Plans, (iii) all related trust agreements, insurance contracts and summary plan descriptions, (iv) all annual reports filed on Internal Revenue Service (“IRS”) Form 5500 and (for all funded plans) all plan financial statements for the last five (5) plan years for each Company Plan, (v) all reports regarding the satisfaction of the nondiscrimination requirements of Sections 410(b), 401(k) and 401(m) of the Code for the past five (5) years, (vi) all disclosures received by the Company with respect to ERISA Section 408(b)(2) or provided by a Company Plan pursuant to ERISA Section 404(a) and (vii) any written or electronic communications from or to the IRS, the DOL or any other Governmental Entity with respect to a Company Plan (including any voluntary correction submissions), have been delivered to the Buyer.

(b) Each Company Plan has been administered in accordance with its terms in all material respects and each of the Company, the Subsidiaries and the ERISA Affiliates has met its obligations with respect to each Company Plan and has timely made all required contributions thereto. The Company, the Subsidiaries, each ERISA Affiliate and each Company Plan are in compliance in all material respects with the currently applicable provisions of ERISA and the Code and the regulations thereunder. All filings and reports as to each Company Plan required to have been submitted to the IRS or to the DOL have been timely submitted. There is no plan or commitment, whether legally binding or not, to create any additional Company Plans or to modify any existing Company Plans.

(c) There are no Legal Proceedings (except claims for benefits payable in the normal operation of the Company Plans and proceedings with respect to qualified domestic relations orders) against or involving any Company Plan or asserting any rights or claims to benefits under any Company Plan that could give rise to any liability. No Company Plan is or within the last three (3) calendar years has been the subject of, or has received or provided notice that it is the subject of, examination by a Governmental Entity or a participant in a government sponsored amnesty, voluntary compliance or similar program.

(d) All the Company Plans that are intended to be qualified under Section 401(a) of the Code have received determination letters or opinion letters from the IRS to the effect that such Company Plans are qualified and the plans and the trusts related thereto are exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code or is based on a prototype or volume submitter documents that have received such letter, no such determination letter or opinion letter has been revoked and revocation has not been threatened, and no such Company Plan has been amended since the date of its most recent determination letter, or opinion letter or application therefor in any respect, and no act or omission has occurred, that would adversely affect its qualification or increase its cost. There has been no termination or partial termination of such a

Company Plan. Each Company Plan that is required to satisfy Section 401(k)(3) or Section 401(m)(2) of the Code has been tested for compliance with, and satisfies the requirements of Section 401(k)(3) and Section 401(m)(2) of the Code for each plan year ending prior to the Closing Date. Each Company Plan that provides for compliance with Section 404(c) of ERISA or is intended to comply with such provision, so complies. Each Company Plan is in compliance with ERISA Section 408(b)(2) (or other applicable exemption) and with ERISA Section 404(a).

(e) Neither the Company, any Subsidiary nor any ERISA Affiliate has ever maintained or contributed to an Employee Benefit Plan that was ever subject to Section 412 of the Code or Title IV of ERISA. At no time has the Company, any Subsidiary or any ERISA Affiliate been obligated to contribute to any “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA).

(f) With respect to the Company Plans, there are no benefit obligations for which contributions have not been made or properly accrued and there are no benefit obligations that have not been accounted for by reserves, or otherwise properly footnoted in accordance with GAAP, on the Company Financial Statements. Neither the Company nor any Subsidiary has any liability for benefits (contingent or otherwise) under any Company Plan, except as set forth on the Company Financial Statements. The assets of each Company Plan that is funded are reported at their fair market value on the books and records of such Company Plan. No Company Plan subject to ERISA has assets that include securities issued by the Company, any Subsidiary or any ERISA Affiliate.

(g) All group health plans of the Company, any Subsidiary and any ERISA Affiliate comply in all material respects with the requirements of COBRA, Code Section 5000, the Health Insurance Portability and Accountability Act, the Patient Protection and Affordable Care Act (“PPACA”), and any other comparable domestic or foreign Laws. Neither the Company, any Subsidiary, nor any ERISA Affiliate has any liability or obligation under or with respect to COBRA for its own actions or omissions, or those of any predecessor other than to provide health care continuation coverage to COBRA qualified beneficiaries at their own, and not at the Company’s, expense. No employee, officer, director or manager, or former employee, officer, director, or manager (or beneficiary of any of the foregoing) of the Company or any Subsidiary is entitled to receive any welfare benefits, including death or medical benefits (whether or not insured) beyond retirement or other termination of employment, other than as required by applicable Law, and there have been no written or oral commitments inconsistent with the foregoing. Each group health plan subject to PPACA is grandfathered.

(h) Neither any act or omission has occurred and no condition exists with respect to any Company Plan that would subject the Buyer, the Company, any Subsidiary, any ERISA Affiliate or any plan participant to (i) any fine, penalty, Tax or liability of any kind imposed under ERISA, the Code or any other applicable Law or (ii) any contractual indemnification or contribution obligation protecting any fiduciary, insurer or service provider with respect to any Company Plan, nor will the transactions contemplated by this Agreement give rise to any such liability.

(i) Each Company Plan is amendable and terminable unilaterally by the Company and any Subsidiary that is a party thereto or covered thereby at any time without liability or expense to the Company, any Subsidiary or such Company Plan as a result thereof (other than for benefits accrued through the date of termination or amendment and reasonable administrative expenses related thereto) and no Company Plan, plan documentation or agreement, summary plan description or other written communication distributed generally to employees by its terms prohibits the Company or any Subsidiary from amending or terminating any such Company Plan, or in any way limit such action. The investment vehicles used to fund any Company Plan may be changed at any time without incurring a sales charge, surrender fee or other similar expense.

(j) No Company Plan or other contract, agreement, plan or arrangement covering any one or more individuals contains any provision or is subject to any applicable Law that, in connection with the Merger or any of the other transactions contemplated by this Agreement or upon related, concurrent or subsequent employment termination, or in combination with any other event, would (i) increase, accelerate or vest any compensation or benefit, except as required by Law with respect to the termination of any Company Plan pursuant to Section 6.9, (ii) require severance, termination or retention payments, (iii) provide any term of employment or compensation guaranty, (iv) forgive any Indebtedness, (v) require or provide any payment or compensation subject to Section 280G of the Code (and no such payment or compensation has previously been made), (vi) promise or provide any Tax gross ups or indemnification, whether under Sections 280G or 409A of the Code or otherwise or (vii) measure any values of benefits on the basis of any of the transactions contemplated hereby. Except as set forth on Section 3.17(j)(vii) of the Company Disclosure Schedule, no stockholder, employee, officer or director of the Company has been promised or paid any bonus or incentive compensation related to the transactions contemplated hereby. The Company has made available to the Buyer the information necessary to accurately calculate any excise tax due under Section 4999 of the Code as a result of the Merger or any of the other transactions contemplated by this Agreement for which the Company, the Surviving Corporation, any Subsidiary or the Buyer is or may become directly or indirectly liable and the amount of deductions that may be disallowed under Section 280G of the Code in connection with the Merger or any of the other transactions contemplated by this Agreement.

(k) There are no loans or extensions of credit from the Company, any Subsidiary or any ERISA Affiliate to any Company Employee or any independent contractor to the Company or any Subsidiary. There is no corporate-owned life insurance (COLI), split-dollar life insurance policy or any other life insurance policy on the life of any Company Employee or on any Company Stockholder.

(l) Each Company Plan that is a “nonqualified deferred compensation plan” (as defined in Code Section 409A(d)(1)) has been since January 1, 2005 in compliance with Code Section 409A and IRS Notice 2005-1 and has been in documentary compliance since January 1, 2009. No corrections of violations of Code Section 409A have occurred. No Company Plan that is a “nonqualified deferred compensation plan” has been materially modified (as determined under Notice 2005-1) after October 3, 2004. No stock option or equity unit option granted under any Company Plan has an exercise price that has been less than the fair market value of the underlying stock or equity units (as the case may be) as of the date such option was granted or has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such option.

3.18 Compliance with Laws. Each of the Company and the Subsidiaries has conducted, and is conducting, its business and operations in compliance with all applicable Laws, including laws related to data protection, privacy, data security, and data security breach notification. Neither the Company nor any Subsidiary has received any notice or other communication from any Governmental Entity or other Person alleging any noncompliance with any applicable Law. Neither the Company nor any Subsidiary has any liability for failure to comply with any Law and there is no act, omission, event or circumstance that would reasonably be expected to give rise to any such liability. Neither the Company nor any Subsidiary has conducted any internal investigation with respect to any actual, potential or alleged violation of any Law by any manager, member or other equity holder, officer or Company Employee or concerning any actual or alleged fraud. Without limitation of the foregoing, the Company and each of the Subsidiaries is and has been in compliance with the Foreign Corrupt Practices Act, 15 U.S.C. §§ 78dd-1, et seq., the Organization for Economic Cooperation and Development Convention Against Bribery of Foreign Public Officials in International Business Transactions and legislation implementing such convention, all other international anti-bribery conventions and all applicable anti-corruption or bribery laws and regulations in any jurisdiction in which the Company or any Subsidiary has conducted its business (collectively, “Anti-Bribery Laws”). Neither the Company nor any Subsidiary has received any written communication from any Governmental Entity that alleges that the Company or any Subsidiary, or any current or former Representatives thereof, is or may be in violation of, or has, or may have, any liability under, any Anti-Bribery Laws, and no such potential violation of Anti-Bribery Laws has been discovered by or brought to the attention of the Company or any Subsidiary. Neither the Company nor any Subsidiary has made or anticipates making any disclosures to any Governmental Entity for potential violations of Anti-Bribery Laws. None of the

Company and the Subsidiaries’ current or former Representatives is currently an officer, agent or employee of a Governmental Entity. Neither the Company nor any Subsidiary nor any of their respective current or former Representatives has directly or indirectly offered, given, reimbursed, paid or promised to pay, or authorized the payment of, any money or other thing of value (including any fee, gift, sample, travel expense or entertainment) or any commission payment payable to (a) any Person who is an official, officer, agent, employee or representative of any Governmental Entity or of any existing or prospective customer (whether or not owned by a Governmental Entity), (b) any political party or official thereof, (c) any candidate for political or political party office or (d) any other Person affiliated with any such customer, political party or official or political office, in each case while knowing or having reason to believe that all or any portion of such money or thing of value would be offered, given, reimbursed, paid or promised, directly or indirectly, for purposes not allowable under the Anti-Bribery Laws, to any such official, officer, agent, employee, representative, political party, political party official, candidate, individual, or other Person affiliated with any such customer, political party or official or political office. For purposes of this paragraph, the “Company” and each “Subsidiary” includes any predecessor of the Company or such Subsidiary, as applicable.”

3.19 Permits. Section 3.19 of the Company Disclosure Schedule sets forth a list of all material Permits issued to or held by the Company or any Subsidiary. Such listed Permits are the only Permits that are required for the Company and the Subsidiaries to conduct their business as presently conducted or as proposed to be conducted. Each such Permit is in full force and effect; the Company or the applicable Subsidiary, as the case may be, is in compliance in all material respects with the terms of each such Permit; and, to the Knowledge of the Company, no suspension or cancellation of such Permit is threatened and there is no basis for believing that such Permit will not be renewable upon expiration. Each such Permit will continue in full force and effect immediately following the Closing.

3.20 Insurance. Section 3.20 of the Company Disclosure Schedule lists each insurance policy (including fire, theft, casualty, comprehensive general liability, workers compensation, business interruption, environmental, product liability and automobile insurance policies and bond and surety arrangements) to which the Company or any Subsidiary is a party, a named insured or otherwise the beneficiary of coverage, all of which are in full force and effect. Such insurance policies are of the type and in amounts customarily carried by organizations conducting businesses or owning assets similar to those of the Company and the Subsidiaries. There is no claim pending under any such policy as to which coverage has been questioned, denied or disputed by the underwriter of such policy. All premiums due and payable under all such policies have been paid, neither the Company nor any Subsidiary may be liable for retroactive premiums or similar payments, and the Company and the Subsidiaries are otherwise in compliance in all material respects with the terms of such policies. The Company has no Knowledge of any threatened termination of, or premium increase with respect to, any such policy. Each such policy will continue to be enforceable and in full force and effect immediately following the Closing in accordance with the terms thereof as in effect immediately prior to the Closing.

3.21 Customers and Suppliers. Section 3.21 of the Company Disclosure Schedule sets forth a list of (a) each person or entity that was a customer of the Company or any Subsidiary at any time from July 1, 2013 through the Most Recent Balance Sheet Date and the amount of revenues accounted for by such customer during such period by fiscal year (but such disclosure shall not be construed as a guaranty of future revenues by any such customer or in the aggregate) and (b) each supplier that is the sole supplier of any significant product or service to the Company or any Subsidiary. No such customer or supplier has indicated within the past twelve (12) months that it will stop, or decrease the rate of, buying materials, products or services or supplying materials, products or services, as applicable, to the Company or any Subsidiary. The Company and the Subsidiaries each have good relations with their customers. No unfilled customer order or commitment obligating the Company or any Subsidiary to process, manufacture, provide or deliver products or perform services will result in a loss to the Company or any Subsidiary upon completion of performance. No purchase order or commitment of the Company or any Subsidiary is in excess of normal requirements, nor are prices provided therein in excess of current market prices for the products or services to be provided thereunder.

3.22 Certain Business Relationships With Affiliates. No Affiliate of the Company or any Subsidiary, directly or indirectly, (a) owns any property or right, tangible or intangible, which is used in the business of the Company or any Subsidiary, (b) has any claim or cause of action against the Company or any Subsidiary, (c) owes any money to, or is owed any money by, the Company or any Subsidiary or (d) is a party to any contract or other arrangement (written or oral) with the Company or any Subsidiary. Section 3.22 of the Company Disclosure Schedule describes any transactions or relationships between the Company or any Subsidiary and any Affiliate thereof that occurred or have existed since January 1, 2012.

3.23 Inventory. Other than general office supplies, neither the Company nor any Subsidiary maintains any inventory.

3.24 Warranties.

(a) No service or product provided, manufactured, sold, leased, licensed or delivered by the Company or any Subsidiary is subject to any guaranty, warranty, right of return, right of credit, service level agreement obligation or other indemnity other than the applicable standard terms and conditions of sale or lease of the Company, which are set forth in Section 3.24(a) of the Company Disclosure Schedule. Section 3.24(a) of the Company Disclosure Schedule sets forth the aggregate expenses incurred by the Company and the Subsidiaries in fulfilling their obligations under their guaranty, warranty, right of return, service level agreement credit and indemnity provisions during each of the fiscal years and the interim period covered by the Company Financial Statements; and the Company has no Knowledge of any reason why such expenses should significantly increase as a percentage of sales in the future.

(b) The reserve for warranty claims set forth on the Most Recent Balance Sheet and any reserves for warranty claims created by the Company in the Ordinary Course of Business subsequent to the Most Recent Balance Sheet Date are adequate and were calculated in accordance with GAAP consistently applied.

(c) Neither the Company nor any Subsidiary has any liability to any customer in connection with any service provided or product manufactured, sold, leased or delivered by the Company or a Subsidiary to provide the customer with any other services or products of the Company or a Subsidiary on pre-negotiated terms, including for upgrades to other services or products at prices below the Company’s or the Subsidiary’s, as the case may be, published price for such services or products. Neither the Company nor any Subsidiary has any liability to any customer in connection with any service provided or product manufactured, sold, leased or delivered by the Company other than those arising in the Ordinary Course of Business.

(d) No product liability claims have been received by the Company or any Subsidiary and, to the Company’s Knowledge, no such claims have been made against any other Person with respect to any Customer Offering or threatened against the Company or any Subsidiary relating to any Customer Offering. There is no judgment, order or decree outstanding against the Company relating to product liability claims.

3.25 Accounts Receivable. All accounts receivable of the Company and the Subsidiaries reflected on the Most Recent Balance Sheet (other than those paid since such date) are valid receivables subject to no setoffs or counterclaims and are current and collectible in the Ordinary Course of Business, net of the applicable reserve for bad debts on the Most Recent Balance Sheet. A complete and accurate list of the accounts receivable reflected on the Most Recent Balance Sheet, showing the aging thereof, is included in Section 3.25 of the Company Disclosure Schedule. All accounts receivable of the Company and the Subsidiaries that have arisen since the Most Recent Balance Sheet Date are valid receivables subject to no setoffs or counterclaims and are collectible, net of a reserve for bad debts related to such accounts receivable in an amount proportionate to the reserve shown on the Most Recent Balance Sheet. Neither the Company nor any Subsidiary has received any written notice from an account debtor stating that any account receivable in an amount in excess of $5,000 is subject to any contest, claim or setoff by such account debtor.

3.26 Prepayments, Prebilled Invoices and Deposits.

(a) Section 3.26(a) of the Company Disclosure Schedule sets forth (i) all prepayments, prebilled invoices and deposits that have been received by the Company and the Subsidiaries as of the date of this Agreement from customers for products to be shipped, or services to be performed, after the Closing Date, and (ii) with respect to each such prepayment, prebilled invoice or deposit, (A) the party and contract credited, (B) the date received or invoiced, (C) the products and/or services to be delivered and (D) the conditions for the return of such prepayment, prebilled invoice or deposit. All such prepayments, prebilled invoices and deposits are properly accrued for on the Most Recent Balance Sheet in accordance with GAAP applied on a consistent basis with the past practice of the Company and the Subsidiaries.

(b) Section 3.26(b) of the Company Disclosure Schedule sets forth (i) all prepayments, prebilled invoices and deposits that have been made or paid by the Company and the Subsidiaries as of the date of this Agreement for products to be purchased, services to be performed or other benefits to be received after the Closing Date and (ii) with respect to each such prepayment, prebilled invoice or deposit, (A) the party to whom such prepayment, prebilled invoice or deposit was made or paid, (B) the date made or paid, (C) the products and/or services to be delivered and (D) the conditions for the return of such prepayment, prebilled invoice or deposit. All such prepayments, prebilled invoices and deposits are properly accrued for on the Most Recent Balance Sheet in accordance with GAAP applied on a consistent basis with the past practice of the Company and the Subsidiaries.

3.27 PCI Compliance. The Company maintains a formal security program in accordance with current best industry standards that is designed to: (i) ensure the security and integrity of the data of its customers and their end user, including cardholder data (collectively, “Customer Data”); (ii) protect against threats or hazards to the security or integrity of Customer Data; and (iii) prevent unauthorized access to Customer Data; such security program conforms to the Service Organizational Controls Report for the Period January 1, 2013 through September 30, 2013. The Company and the Customer Offerings have complied with, and are complying with, the Payment Card Industry Payment Application Data Security Standard (“PA-DSS”) and PCI Data Security Standard (“PCI DSS”) as applicable to the Company. The Customer Offerings implement industry best practices for protecting any personal or sensitive information processed by the Company and the Company’s services and products, including the Customer Offerings.

3.28 Brokers; Schedule of Fees and Expenses. Neither the Company nor any Subsidiary has any liability or obligation to pay any fees or commissions to any broker, finder, agent, financial advisor or consultant with respect to the transactions contemplated by this Agreement. The fees and expenses of any accountant or legal counsel or other Person retained by the Company or any Subsidiary in connection with this Agreement and the other transactions contemplated by this Agreement incurred or to be incurred by the Company or any Subsidiary, to the extent that the aggregate of all such fees and expenses exceeds $300,000, is set forth in Section 3.28 of the Company Disclosure Schedule.

3.29 Powers of Attorney. There are no outstanding powers of attorney executed on behalf of the Company or any Subsidiary.

3.30 Disclosure. No representation or warranty by the Company contained in this Agreement, and no statement contained in the Company Disclosure Schedule or any other document, certificate or other instrument delivered or to be delivered by or on behalf of the Company pursuant to this Agreement, contains or will contain any untrue statement of a material fact or omits or will omit to state any material fact necessary, in light of the circumstances under which it was or will be made, in order to make the statements herein or therein not misleading.

3.31 Import and Export Control.

(a) Neither the Company nor any of its Subsidiaries is or has been a Restricted Party.

(b) The Company and each of its Subsidiaries has complied and is in compliance with all United States and foreign import and export control laws and regulations, including but not limited to statutory and regulatory requirements under the Arms Export Control Act (22 U.S.C. 2778), the International Traffic in Arms Regulations (22 C.F.R. pt. 120 et seq.), the Export Administration Regulations (15 C.F.R. pt. 730 et seq.) and executive orders and laws implemented by the United States Department of the Treasury Office of Foreign Assets Control (collectively, the “Export Control Laws”). Except as disclosed in Section 3.31(b) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has received any written or, to the Company’s knowledge, other communication that alleges or threatens any violation of or liability under the Export Control Laws.

(c) Without limiting the foregoing: (i) neither the Company nor any of its Subsidiaries has engaged in any export, reexport, or other transaction with any Restricted Party; (ii) neither the Company nor any of its Subsidiaries has engaged in any export or reexport transaction, including release of technology or source code to foreign nationals, for which an export license by any Governmental Entity was required; (iii) to the Company’s knowledge, there are no actions, conditions or circumstances pertaining to the Company’s or any Subsidiary’s export transactions that may give rise to any liability under the Export Control Laws; and (iv) the Company has made no voluntary or mandatory disclosures concerning known or possible violations of Export Control Laws, and there neither are nor have been any facts with respect to which a disclosure of any Export Control Law is or has been required.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE BUYER AND THE MERGER SUB

Each of the Buyer and the Merger Sub represents and warrants to the Company that the statements contained in this Article IV are true and correct as of the date of this Agreement and will be true and correct as of the Closing as though made as of the Closing, except to the extent such representations and warranties are specifically made as of a particular date (in which case such representations and warranties will be true and correct as of such date):

4.1 Organization, Standing and Power. Each of the Buyer and the Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the state of its incorporation. The Buyer has all requisite power and authority (corporate and other) to carry on the businesses in which it is engaged and to own and use the properties owned and used by it.

4.2 Authority; No Conflict; Required Filings and Consents.

(a) Each of the Buyer and the Merger Sub has all requisite power and authority to execute and deliver this Agreement and (in the case of the Buyer) the Escrow Agreement and the Paying Agent Agreement and to perform its obligations hereunder and thereunder. The execution and delivery by the Buyer and the Merger Sub of this Agreement and (in the case of the Buyer) the Escrow Agreement and the Paying Agent Agreement and the consummation by the Buyer and the Merger Sub of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of the Buyer and the Merger Sub, respectively. This Agreement has been duly and validly executed and delivered by the Buyer and the Merger Sub and constitutes a valid and binding obligation of the Buyer and the Merger Sub, enforceable against them in accordance with its terms.

(b) Subject to the filing of the Certificate of Merger as required by the DGCL, neither the execution and delivery by the Buyer or the Merger Sub of this Agreement or (in the case of the Buyer) the Escrow Agreement or the Paying Agent Agreement, nor the performance by the Buyer or the Merger Sub of their respective obligations hereunder or thereunder, nor the consummation by the Buyer or the Merger Sub of the transactions contemplated hereby or thereby, will (i) conflict with or violate any provision of the charter or by-laws of the Buyer or the Merger Sub, (ii) require on the part of the Buyer or the Merger Sub any filing with, or permit, authorization, consent or approval of, any Governmental Entity, (iii) conflict with, result in breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of obligations under, create in any party any right to accelerate, terminate, modify or cancel, or require any notice, consent or waiver under, any contract, lease, sublease, license, sublicense, franchise, permit, indenture, agreement or mortgage for borrowed money, instrument of Indebtedness, Lien or other agreement to which the Buyer or the Merger Sub is a party or by which either is bound or to which any of their assets are subject, or (iv) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Buyer or the Merger Sub or any of their properties or assets.

(c) No consent, approval, license, permit, order or authorization of, or registration, declaration, notice or filing with, any Governmental Entity is required by or with respect to the Buyer or the Merger Sub in connection with the execution and delivery of this Agreement by the Buyer or the Merger Sub or the consummation by the Buyer or the Merger Sub of the transactions contemplated by this Agreement, except for the filing of the Certificate of Merger with the Delaware Secretary of State and appropriate corresponding documents with the appropriate authorities of other states in which the Company is qualified as a foreign corporation to transact business.

ARTICLE V

CONDUCT OF BUSINESS

5.1 Operation of Business. Except as expressly contemplated by this Agreement, during the Pre-Closing Period, the Company shall, and shall cause each Subsidiary to, conduct its operations only in the Ordinary Course of Business and in compliance with all applicable Laws and, to the extent consistent therewith, use its Reasonable Best Efforts to preserve intact its current business organization, keep its physical assets in good working condition, keep available the services of its current officers and employees and preserve its relationships with customers, suppliers and others having business dealings with it and continue the timely payment of its accounts payable. Without limiting the generality of the foregoing, during the Pre-Closing Period the Company shall not, and shall cause each Subsidiary not to, without the written consent of the Buyer:

(a) issue or sell any stock or other securities of the Company or any Subsidiary or any options, warrants or rights to acquire any such stock or other securities (except pursuant to the exercise or conversion of shares of Company Preferred Stock, or Company Options outstanding on the date hereof, in each case solely to the extent reflected on the Preliminary Closing Date Allocation Schedule), or amend any of the terms of (including the vesting of) any Company Options, or restricted stock agreements, or repurchase or redeem any stock or other securities of the Company (except from former employees, directors or consultants in accordance with agreements in place on the date of this Agreement and providing for the repurchase of shares at their original issuance price in connection with any termination of employment with or services to the Company or any Subsidiary);

(b) split, combine or reclassify any shares of its capital stock; or declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, or pay any related-party fees (other than payments under the Headquarters Lease and payments on the note dated December 12, 2011);

(c) create, incur or assume any Indebtedness or, outside the Ordinary Course of Business, create, incur or assume any other obligations; assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person; or make any loans, advances or capital contributions to, or investments in, any other Person. For the avoidance of doubt interest accrued and or paid on the note to Keith Jepsen is not considered Indebtedness for purposes of this paragraph;

(d) except as required to comply with applicable Law or pursuant to agreements, plans or arrangements existing on the date hereof and disclosed in Section 5.1(d) of the Company Disclosure Schedule, (i) adopt, enter into, amend, or, except for the agreements disclosed in Section 3.13(a)(viii)(B) of the Company Disclosure Schedule, terminate any employment or severance plan, agreement or arrangement, any Company Plan or any collective bargaining agreement, (ii) increase the compensation or fringe benefits of, or pay any bonus to, any director, officer, employee or consultant (other than: (a) an aggregate not to exceed $1,952,000 in bonuses that have been accrued or paid since July 1, 2014 and (b) payment of the KJ Amount) (iii) amend or accelerate the payment, right to payment or vesting of any compensation or benefits, including any outstanding Company Equity Awards, (iv) pay any material benefit not provided for as of the date of this Agreement under any Company Plan, (v) grant any awards under any bonus, incentive, performance or other compensation plan or arrangement or benefit plan, including the grant of equity or equity-based compensation, or the removal of existing restrictions in any benefit plans or agreements or awards made thereunder or (vi) take any action (other than in the Ordinary Course of Business) to fund or in any other way secure the payment of compensation or benefits under any employee plan, agreement, contract or arrangement or benefit plan;

(e) acquire, sell, lease, license or dispose of any assets or property (including any shares or other equity interests in or securities of any Subsidiary or any other corporation, partnership, association or other business organization or division thereof), other than (i) sales of assets to customers in the Ordinary Course of Business; (ii) the transfer by the Company prior to Closing of the Company Condominium; and (iii) the purchase by certain employees of the Company of the Company Cars.

(f) mortgage or pledge any of its property or assets or subject any such property or assets to any Lien;

(g) discharge or satisfy any Lien or pay any obligation or liability other than in the Ordinary Course of Business;

(h) amend its Organizational Documents other than to amend the by-laws to allow for majority written shareholder consent;

(i) sell, assign, transfer, license or sublicense any Company Intellectual Property (other than pursuant to non-exclusive licenses with customers entered into in the Ordinary Course of Business);

(j) change the nature or scope of its business being carried on as of the date of this Agreement or commence any new business not being ancillary or incidental to such business or take any action to alter its organizational or management structure;

(k) change its accounting methods, principles or practices, except insofar as may be required by a generally applicable change in GAAP;

(l) make or change any Tax election, change an annual accounting period, file any amended Tax Return, enter into any closing agreement, waive or extend any statute of limitations with respect to Taxes, settle or compromise any Tax liability, claim or assessment, surrender any right to claim a refund of Taxes or take any other similar action relating to the filing of any Tax Return or the payment of any Tax. For the avoidance of doubt this does not include any Ordinary Course of Business Tax requirements that will not have an impact on the future Tax liability of the Company;

(m) enter into, amend, terminate, take or omit to take any action that would constitute a violation of or default under, or waive any rights under, applicable Law or any contract or agreement of a nature required to be listed in Section 3.11(b), Section 3.12 or Section 3.13 of the Company Disclosure Schedule;

(n) make or commit to make any capital expenditure in excess of $20,000 per item or $50,000 in the aggregate;

(o) institute or settle any Legal Proceeding;

(p) fail to take any action necessary to preserve the validity of any Company Intellectual Property or Permit; or

(q) agree in writing or otherwise to take any of the foregoing actions.

In addition, during the Pre-Closing Period, the Company shall and shall cause each Subsidiary to (i) accept customer orders in the Ordinary Course of Business, and (ii) continue to make regularly scheduled payments pursuant to the terms of any Contract with respect to any Indebtedness, if any, in existence as of the date of this Agreement.

5.2 Confidentiality. The parties acknowledge that the Buyer and the Company have previously executed the Confidentiality Agreement, which Confidentiality Agreement shall continue in full force and effect in accordance with its terms, except as expressly modified herein.

ARTICLE VI

ADDITIONAL PRE-CLOSING AGREEMENTS

6.1 No Solicitation.

(a) During the Pre-Closing Period, the Company shall not, and the Company shall require each of its officers, directors, employees, agents and Affiliates not to, (i) take any action to solicit, initiate, seek, encourage or support any inquiry, proposal or offer from, furnish any information to, or participate in any negotiations with, any corporation, partnership, Person or other entity or group (other than discussions with Buyer) regarding any acquisition of the Company, any merger or consolidation with or involving the Company, any acquisition of any assets of the Company, any exclusive license of the Company’s Intellectual Property, any financing transaction, or any other issuance, acquisition or transfer of the capital stock of Company, or (ii) waive any right of first refusal with respect to the acquisition or transfer of shares of capital stock of the Company.

(b) The Company shall immediately notify any party with which discussions or negotiations of the nature described in Section 6.1(a) were pending that the Company is terminating such discussions or negotiations. If the Company receives any inquiry, proposal or offer of the nature described in Section 6.1(a), the Company will promptly, and in any event within one (1) Business Day following receipt of an offer or proposal from a third party or any existing shareholders regarding any such acquisition or financing of the Company, notify Buyer that the Company has received such offer or proposal, including in any such notice the identity of the person making such proposal.

6.2 Stockholder Consent or Approval.

(a) As expeditiously as possible following the execution of this Agreement and in any event within one (1) Business Day after the execution of this Agreement, the Company shall mail the Disclosure Statement, in a form reasonably acceptable to the Buyer, to the Company Stockholders. The Disclosure Statement shall include (i) a summary of the Merger and this Agreement (which summary shall include a summary of the terms relating to the indemnification obligations of the Company Equityholders, the escrow arrangements and the authority of the Company Equityholder Representative, and a statement that the adoption of this Agreement by the stockholders of the Company shall constitute approval of such terms) and (ii) a statement that appraisal rights are available for the shares of Company Stock pursuant to Section 262 of the DGCL and a copy of such Section 262. The Buyer and its counsel shall be given an adequate opportunity to review and comment on the Disclosure Statement, and the Company shall reflect all comments of the Buyer or its counsel thereon. As expeditiously as possible following the execution of this Agreement, and in any event within one (1) Business Day after the execution of this Agreement, the Company shall use Reasonable Best Efforts to secure and cause to be filed with the Company consents from Company Stockholders necessary to secure the Company Stockholder Approval, which consents shall be in a form that is reasonably acceptable to the Buyer. As expeditiously as possible following the receipt of the Company Stockholder Approval, the Company shall deliver to the Buyer a certificate executed on behalf of the Company by its Secretary and certifying that the Company Stockholder Approval has been obtained. The Company shall also send, pursuant to Sections 228 and 262(d) of the DGCL, a written notice to all Company Stockholders that did not execute such written consent informing them that this Agreement and the Merger were adopted and approved by the stockholders of the Company and that appraisal rights are available for their shares of Company Stock pursuant to Section 262 of the DGCL (which notice shall include a copy of such Section 262), and shall promptly inform the Buyer of the date on which such notice was sent.

(b) The Company, acting through its Board of Directors, shall include in the Disclosure Statement the unanimous recommendation of its Board of Directors that the stockholders of the Company vote in favor of the adoption of this Agreement and the approval of the Merger.

(c) The Company shall ensure that the Disclosure Statement does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading (provided that the Company shall not be responsible for the accuracy or completeness of any information concerning the Buyer or the Merger Sub furnished by the Buyer in writing for inclusion in the Disclosure Statement).

(d) The Buyer shall ensure that any information furnished by the Buyer to the Company in writing for inclusion in the Disclosure Statement does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

6.3 Access to Information.

(a) During the Pre-Closing Period, the Company shall use its reasonable best efforts to cause the senior employees of the Company to confer on a regular basis with one or more representatives of Buyer and to answer Buyer’s questions regarding matters relating to the conduct of the business of the Company and the status of the transactions contemplated hereby; provided, however, all such interactions shall be arranged with the Company so as not to be materially disruptive to the conduct of the business of the Company. Further, until the Closing Date, the Company shall provide Buyer with reasonable access to the Company’s books, records, assets and leased property. Nothing in this Section 6.3 shall require the Company to violate any obligation of confidentiality to which it is subject in discharging its obligations hereunder, take any action that may result in the loss of the attorney-client or similar privilege with respect to any information or provide access to proposed bids for new contracts or business or any related information where the Buyer or an Affiliate thereof also has submitted or intends to submit a bid for such contract or business. The Buyer agrees that such investigations shall be conducted in such a manner as to not interfere unreasonably with the operations of the Company, and the Buyer and its Representatives shall not speak to any of the employees, contractors, customers, distributors and suppliers of the Company for purposes of obtaining any such information without the prior consent of the Company, which shall not be unreasonably withheld. Each party hereby agrees to keep, preserve and maintain to the extent required by Law or relevant insurance carriers all books, records, documents and other information in the possession or control of such party and relevant to the foregoing purposes for a period of five (5) years after the Closing Date and hereby grants to the other party access to the same; provided, however, a party may destroy or otherwise dispose of any of the items referenced in this Section 6.3 at any time if the party seeking to destroy or dispose of such items provides sixty (60) days’ prior written notice to the other party of the intent to destroy or dispose of such items and affords such other party an opportunity to copy or otherwise remove such items. The exercise by any party of any right of access granted herein shall not materially interfere with the business operations of the other party. In addition, subject to the destruction rights and obligations of this Section 6.3, for a period of five (5) years following the Closing, Buyer shall provide to the Company Equityholder

Representative upon request copies of any Company documents or records in Buyer’s or the Company’s possession or reasonably available to Buyer related to Company legal, financial, tax or accounting matters with respect to periods prior to the Closing Date.

(b) Within ten (10) days after the end of each month ending prior to the Closing, beginning with December 2014, the Company shall furnish to the Buyer an unaudited income statement for such month and a balance sheet as of the end of such month, prepared on a basis consistent with the Company Financial Statements. Such financial statements shall present fairly the consolidated financial condition and results of operations of the Company and the Subsidiaries as of the dates thereof and for the periods covered thereby, and shall be consistent with the books and records of the Company and the Subsidiaries.

(c) The Company shall, if requested by the Buyer, introduce the Buyer to customers and suppliers of the Company and the Subsidiaries for the purpose of facilitating the post-Closing integration of the Company and the Subsidiaries and their businesses into that of the Buyer.

6.4 Closing Efforts; Legal Conditions to the Merger; Third-Party Consents.

(a) Each of the parties shall use its Reasonable Best Efforts to take all actions and to do all things necessary, proper or advisable to consummate the transactions contemplated by this Agreement, including using its Reasonable Best Efforts to ensure that (i) each of their respective representations and warranties remain true and correct through the Closing Date and (ii) the conditions to the obligations of the other parties to consummate the Merger are satisfied.

(b) Each party shall use its Reasonable Best Efforts to obtain, at its expense, all waivers, permits, consents, approvals or other authorizations from Governmental Entities, and to effect all registrations, filings and notices with or to Governmental Entities, as may be required for such party to consummate the transactions contemplated by this Agreement and to otherwise comply with all applicable Laws in connection with the consummation of the transactions contemplated by this Agreement.

(c) The Company shall use its Reasonable Best Efforts to obtain, at its expense, all such waivers, consents or approvals from third parties, and to give all such notices to third parties, as are required to be listed in the Company Disclosure Schedule.

6.5 Public Disclosure. Except as required by applicable Law or regulatory authorities, during the Pre-Closing Period, no party shall issue any statement or communication to the public or press release regarding the subject matter of this Agreement without the prior written approval of the other parties hereto.

6.6 Notification of Certain Matters. During the Pre-Closing Period, the Company shall promptly deliver to the Buyer notice (including a reasonably detailed description) of any fact, circumstance or development that constitutes (or would reasonably be expected to constitute or result in) any breach of any representation, warranty or covenant set forth herein, any material misstatement in or omission from the Disclosure Statement or the Company Disclosure Schedule or the non-satisfaction of any condition set forth in Article VII. No such notice shall be deemed to avoid or cure any misrepresentation or breach of warranty or constitute an amendment of any representation, warranty, covenant or condition in this Agreement, the Disclosure Statement or the Company Disclosure Schedule.

6.7 280G Covenant. Not less than one (1) Business Day prior to the Effective Time, the Company shall submit to a stockholder vote, in a manner that satisfies the stockholder approval requirements under Section 280G(b)(5)(B) of the Code and the Treasury Regulations promulgated thereunder, the right of any “disqualified individual” (as defined in Section 280G(c) of the Code) to receive any and all payments (or other benefits) contingent on the consummation of the transactions contemplated by this Agreement (within the meaning of Section 280G(b)(2)(A)(i) of the Code) to the extent necessary so that no payment received by such “disqualified individual” shall be a “parachute payment” under Section 280G(b) of the Code (determined without regard to Section 280G(b)(4) of the Code). Such vote shall establish the disqualified individual’s right to the payment or other compensation if approved by the Company Stockholders, and the Company shall obtain any required waivers or consents from the disqualified individual prior to the vote. In addition, the Company shall provide adequate disclosure to Company Stockholders that hold voting Company Stock of all material facts concerning all payments to any such disqualified individual that, but for such vote, could be deemed “parachute payments” under Section 280G of the Code in a manner that satisfies Section 280G(b)(5)(B)(ii) of the Code and regulations promulgated thereunder. At least five (5) Business Days prior to the vote, the Buyer and its counsel shall be given the right to review and comment on all documents required to be delivered to the Company Stockholders in connection with such vote and any required disqualified individual waivers or consents, and the Company shall reflect all comments of the Buyer or its counsel thereon. Buyer and its counsel shall be provided copies of all documents executed by the stockholders and disqualified individuals in connection with the vote.

6.8 FIRPTA. Prior to the Closing, (a) the Company shall deliver to the Buyer a certification that the shares of Company Stock are not United States real property interests as defined in Section 897(c) of the Code, together with a notice to the IRS, in accordance with Treasury Regulations under Sections 897 and 1445 of the Code, or (b) each of the Company Stockholders shall deliver to the Buyer certifications that they are not foreign persons in accordance with the Treasury Regulations under Section 1445 of the Code. If the Buyer does not receive the certifications and/or notices described above on or before the Closing Date, the Buyer, the Merger Sub, the Escrow Agent and the Paying Agent shall be permitted to withhold from the payments to be made pursuant to this Agreement any required withholding Tax under Section 1445 of the Code.

6.9 Termination of 401(k) Plan. Upon the Buyer’s written request, prior to Closing, the Company shall terminate any and all Company Plans intended to qualify under Section 401(k) of the Code, or any successor statute, prospectively effective not later than the day immediately preceding the Closing Date. Upon the termination of such plans, the Company shall provide the Buyer with evidence that such 401(k) plans have been terminated pursuant to resolution of the Company’s board of directors not later than the day immediately preceding the Closing Date.

6.10 Employment Matters.

[Intentionally Omitted].

6.11 Tax Matters.

(a) Preparation and Filing of Tax Returns; Payment of Taxes.

(i) The Company, at its expense, shall prepare and timely file or shall cause to be prepared and timely filed all Tax Returns of the Company and any Subsidiary required to be filed (taking into account extensions) prior to the Closing Date.

(ii) The Buyer shall prepare and timely file or shall cause to be prepared and timely filed all other Tax Returns for the Company and any Subsidiary. The Buyer shall make all payments required with respect to any such Tax Returns; provided, however, that the Company Equityholders shall promptly reimburse the Buyer to the extent any payment the Buyer is required to make relates to the operations of the Company or any Subsidiary for any period ending (or deemed pursuant to Section 6.11(b)(ii) to end) on or before the Closing Date.

(iii) Any Tax Return to be prepared and filed for taxable periods beginning before the Closing Date and ending after the Closing Date shall be prepared and filed, on a basis consistent with the last previous similar Tax Return except to the extent the Buyer makes a good faith determination that a position or method of reporting in such Tax Return is not likely to be sustained upon audit or that such item cannot be so reported without being subject to penalties. Except with respect to any Tax Return to be filed within forty-five days of the Closing Date, the Buyer shall provide the Company Equityholder Representative with a copy of each proposed

Tax Return (and such additional information regarding such Tax Return as may reasonably be requested by the Company Equityholder Representative) for review and comment at least forty-five (45) days prior to the filing of such Tax Return, in the case of income Tax Returns, and in such period of time prior to filing as the Buyer shall reasonably determine to be practicable in the case of other Tax Returns. The Buyer shall accept all comments of the Company Equityholder Representative with respect to the portion of the period ending on the Closing Date that are reasonable in Buyer’s judgment.

(iv) The Company Equityholders shall be responsible for the payment of any transfer, sales, use, stamp, conveyance, value added, recording, registration, documentary, filing and other non-income Taxes and administrative fees (including, without limitation, notary fees) arising in connection with the consummation of the transactions contemplated by this Agreement whether levied on any Buyer Indemnified Party, the Company Equityholders, the Company, any Subsidiary or any of their respective Affiliates (“Transfer Taxes”). The Company Equityholders will file all necessary Tax Returns and other documentation with respect to all such Taxes, fees and charges and, if required by applicable law, the Buyer will join in the execution of any such Tax Returns and other documentation.

(b) Allocation of Certain Taxes.

(i) The Buyer and the Company Equityholders agree that if the Company or any Subsidiary is permitted but not required under applicable foreign, state or local Tax laws to treat the Closing Date as the last day of a taxable period, the Buyer and the Company Equityholders shall treat such day as the last day of a taxable period.

(ii) For all purposes of this Agreement, including Section 8.1(c), the portion of any Taxes for a taxable period beginning before and ending after the Closing allocable to the portion of such period ending on the Closing Date shall be deemed to equal (i) in the case of Taxes that (x) are based upon or related to income or receipts or (y) imposed in connection with any sale or other transfer or assignment of property, other than Taxes described in Section 6.11(a)(iv), the amount which would be payable if the taxable year ended with the Closing Date, and (ii) in the case of other Taxes imposed on a periodic basis (including property Taxes), the amount of such Taxes for the entire period multiplied by a fraction the numerator of which is the number of calendar days in the period ending with the Closing Date and the denominator of which is the number of calendar days in the entire period. For purposes of Section 8.1(c), each portion of such period shall be deemed to be a taxable period (whether or not it is in fact a taxable period). For purposes of computing the Taxes attributable to the two portions of a taxable period pursuant to this Section 6.11(b), the amount of any item that is taken into account only once for each taxable period (e.g., the benefit of graduated tax rates, exemption amounts, etc.) shall be allocated between the two portions of the period in proportion to the number of days in each portion.

(c) Cooperation on Tax Matters; Tax Audits.

(i) The Buyer and the Company Equityholders and their respective Affiliates shall cooperate in the preparation of all Tax Returns and the conduct of all Tax audits or other administrative or judicial proceedings relating to the determination of any Tax for any Tax periods for which one party could reasonably require the assistance of the other party in obtaining any necessary information.

(ii) The Buyer shall have the right to control any Tax audit, initiate any claim for refund, and contest, resolve and defend against any assessment, notice of deficiency, or adjustment or proposed adjustment relating to Taxes with respect to the Company and any Subsidiary; provided that, with respect to any item the adjustment of which may cause the Company Equityholders to become obligated to make any payment pursuant to Section 8.1(c) hereof, the Buyer shall consult with the Company Equityholder Representative with respect to the resolution of such issue, and not settle any such issue, or file any amended Tax Return relating to such issue, without the consent of the Company Equityholder Representative, which consent shall not be unreasonably withheld or delayed.

(d) Scope of Section 6.11. To the extent the terms of this Section 6.11 conflict with the terms of Article VIII with respect to (i) the control of any Tax audit or other Third Party Action relating to Taxes or (ii) the preparation of any Tax Return, the terms of this Section 6.11 shall govern.

6.12 Headquarters Sublease. The Company shall use its Best Efforts to authorize and execute a definitive sublease related to the Headquarters Lease (the “Headquarters Sublease”), in form acceptable to the Buyer in Buyer’s sole discretion.

6.13 Tail Insurance. Prior to the Closing, the Company shall purchase, (i) for the benefit of all officers and directors of the Company prior to the Effective Time, policies of directors’ and officers’ and fiduciary liability “tail” or “run-off” insurance and (ii) “tail” or “run-off” insurance policies for each of the policies and for the term and for the cost listed on Schedule 6.13 attached hereto, the material terms of which, including coverage and amount, shall be comparable to those of the policy in effect as of the date hereof; provided, however, that any such cost shall not considered a Company Transaction Expense.

6.14 Export Control Notification. The Company shall immediately notify Buyer if the Company or any of its Subsidiaries has become or reasonably anticipates becoming a Restricted Party.

ARTICLE VII

CONDITIONS TO CONSUMMATION OF THE MERGER

7.1 Conditions to Obligations of the Buyer and the Merger Sub. The obligation of each of the Buyer and the Merger Sub to consummate the Merger is subject to the satisfaction of the following conditions precedent, each of which may be waived in writing in the sole discretion of the Buyer:

(a) the number of Dissenting Shares, together with the number of shares of Company Stock eligible to become Dissenting Shares, shall not exceed eighteen percent (18%) of the number of outstanding shares of Company Stock as of the Effective Time (calculated after giving effect to the conversion into shares of Company Common Stock of all outstanding shares of Company Preferred Stock and Company Options);

(b) the Company shall have obtained (and shall have provided copies thereof to the Buyer) (i) all of the waivers, permits, consents, approvals or other authorizations, and effected all of the registrations, filings and notices, set forth on Schedule 7.1(b)(i) and (ii) all other waivers, permits, consents, approvals, authorizations, registrations, filings and notices which are necessary for the consummation of the transactions contemplated by this Agreement or that are material to the conduct of the Company’s business;

(c) (i) each of the representations and warranties of the Company in this Agreement that are set forth in any of Section 3.1, Section 3.2, Section 3.3, Section 3.4(a), Section 3.4(d) and clause (a) of Section 3.6 or that are qualified by reference to materiality, Company Material Adverse Effect or any similar qualification (including any dollar threshold) shall be true and correct in all respects as of the date hereof and as of the Closing as though made as of the Closing and (ii) all other representations and warranties of the Company set forth in this Agreement (other than the representations and warranties described in the foregoing clause (i)), individually and in the aggregate, shall be true and correct in all material respects as of the date hereof and as of the Closing as though made as of the Closing;

(d) the Company and the Company Stockholders shall have performed or complied in all material respects with its agreements and covenants required to be performed or complied with under this Agreement as of or prior to the Closing;

(e) there shall have occurred no Change that, individually or taken together with all other Changes, has had, or would reasonably be expected to have, a Company Material Adverse Effect;

(f) no judgment, order, decree, stipulation or injunction shall be in effect, and no Legal Proceeding shall be pending or shall have been threatened, that would reasonably be expected to (i) prevent consummation of the transactions contemplated by this Agreement, (ii) cause the transactions contemplated by this Agreement to be rescinded following consummation of such transaction or (iii) have, individually or in the aggregate, a Company Material Adverse Effect;

(g) the Company shall have delivered to the Buyer and the Merger Sub the Company Certificate;

(h) the Buyer shall have received copies of the resignations, effective as of the Closing, of each director and officer of the Company and the Subsidiaries (other than any such resignations which the Buyer designates, by written notice to the Company, as unnecessary);

(i) the Buyer shall have received a counterpart of the Escrow Agreement executed by the Escrow Agent and the Company Equityholder Representative;

(j) the Buyer shall have received the (i) agreements to terminate existing employment arrangements and (ii) executed employment agreements between the Buyer and each of the individuals listed on Schedule 7.1(j), and none of such persons shall have terminated, or indicated an intent to terminate their employment with the Company;

(k) the Buyer shall have received executed Stockholders Agreements from certain of the Company Stockholders, as requested;

(l) the Buyer shall have received executed Cancellation Agreements from all of the holders of Company Options;

(m) the Buyer shall have received copies of the Company Financial Statements;

(n) the Buyer shall have received evidence that this Agreement and the Merger have received the Company Stockholder Approval;

(o) the Buyer shall have received evidence that the agreements and other arrangements between Affiliates of the Company (other than Subsidiaries), on the one hand, and the Company or any Subsidiary, on the other hand, listed on Schedule 7.1(o) shall have been satisfied and discharged in full and otherwise terminated, in each case without any liability to the Company or any Subsidiary immediately at the Effective Time;

(p) Company Equityholders holding at least eighty percent (80.0%) of the Fully Diluted Shares shall have executed a Stockholder Agreement, Option Surrender Agreement or Indemnification Acknowledgement, and such Stockholder Agreement, Option Surrender Agreement or Indemnification Acknowledgement shall continue to be in full force and effect;

(q) the Buyer shall have received evidence that (i) the Company has entered into the Headquarters Sublease and such Headquarters Sublease shall be legal, valid, binding, enforceable and in full force and effect against the Company or the Subsidiary that is the party thereto and each other party thereto and (ii) the Headquarters Lease has been assumed by Ascend SLC Property Management LLC and all existing subleases under the Headquarters Lease have acknowledged the assumption of the Headquarters Lease by Ascend SLC Property Management LLC (such that the Surviving Corporation shall have been released from all liability and obligations in connection with the Headquarters Lease and all such subleases);

(r) the Buyer shall have received such other certificates and instruments (including certificates of good standing of the Company and the Subsidiaries in their jurisdictions of organization and the various foreign jurisdictions in which they are qualified, certified charter documents, certificates as to the incumbency of officers and the adoption of authorizing resolutions) as it shall reasonably request in connection with the Closing; and

(s) the Company shall have entered into amendments to the agreements listed on Schedule 7.1(s).

7.2 Conditions to Obligations of the Company. The obligation of the Company to consummate the Merger is subject to the satisfaction of the following conditions precedent, each of which may be waived in writing in the sole discretion of the Company and the Company Equityholder Representative:

(a) the representations and warranties of the Buyer and the Merger Sub set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing as though made as of the Closing, except to the extent any such inaccuracies, individually or in the aggregate, have not had and would not reasonably be expected to have a Buyer Material Adverse Effect;

(b) each of the Buyer and the Merger Sub shall have performed or complied with its agreements and covenants required to be performed or complied with under this Agreement as of or prior to the Closing, including the payment of the Payment Fund to the Paying Agent and the Escrow Amount to the Escrow Agent;

(c) the Buyer shall have delivered to the Company Equityholder Representative the Buyer Certificate;

(d) the Company Equityholder Representative shall have received a counterpart of the Escrow Agreement executed by the Buyer and the Escrow Agent;

(e) there shall have occurred no Change that, individually or taken together with all other Changes, has had, or would reasonably be expected to have, a Buyer Material Adverse Effect; and

(f) no judgment, order, decree, stipulation or injunction shall be in effect, and no Legal Proceeding shall be pending or shall have been threatened, that would reasonably be expected to (i) prevent consummation of the transactions contemplated by this Agreement, (ii) cause the transactions contemplated by this Agreement to be rescinded following consummation of such transaction or (iii) have, individually or in the aggregate, a Buyer Material Adverse Effect.

ARTICLE VIII

INDEMNIFICATION

8.1 Indemnification by the Company Equityholders. Subject to Section 8.5, the Company Equityholders shall, severally, defend and indemnify the Buyer and the Buyer Indemnified Parties in respect of, and hold it and them harmless against and will compensate and reimburse the Buyer for, any and all Damages incurred or suffered by any Buyer Indemnified Party (regardless of whether such Damages relate to any Third Party Action) resulting from, relating to or constituting:

(a) any breach, as of the date of this Agreement or as of the Closing Date, of any representation or warranty of the Company contained in this Agreement or any other agreement or instrument furnished by the Company or any Company Equityholder to the Buyer pursuant to this Agreement;

(b) any failure to perform any covenant or agreement of the Company or any Company Equityholder contained in this Agreement or any other agreement or instrument furnished by the Company or any Company Equityholder to the Buyer pursuant to this Agreement;

(c) the following Taxes: (i) any Taxes for any taxable period (determined in accordance with Section 6.11(b)(ii)) ending on or before the Closing Date due and payable by the Company or any Subsidiary; (ii) any Taxes for which the Company or any Subsidiary has any liability under Treasury Regulation Section 1.1502-6 or under any comparable or similar provision of state, local or foreign Laws as a result of being a member of an affiliated, consolidated, combined, unitary or similar group on or prior to the Closing Date; (iii) any Taxes for which the Company or any Subsidiary has any liability as a transferee or successor, pursuant to any contractual obligation or otherwise, which Tax is attributable to the operations of the Company or any Subsidiary on or prior to the Closing Date or an event or transaction occurring before the Closing and (iv) any Transfer Taxes;

(d) any Excess Closing Indebtedness, and any Company Transaction Expenses, in each case to the extent in excess of the amounts included in the calculation of the Aggregate Closing Consideration;

(e) any failure of any Company Stockholder to have good, valid and marketable title to the issued and outstanding shares of Company Stock issued in the name of such Company Stockholder, free and clear of all Liens (with respect to which the Company Stockholders’ indemnification obligation shall be several and not joint);

(f) any claim by a stockholder or former stockholder of the Company, or any other Person, seeking to assert, or based upon: (i) the ownership or rights to ownership of any shares of stock of the Company; (ii) any rights of a stockholder (other than the right to receive the consideration pursuant to Article II), including any option, preemptive rights or rights to notice or to vote; (iii) any rights under the Organizational Documents of the Company; (iv) any claim that his, her or its shares were wrongfully repurchased by the Company; or (v) any claim for appraisal or dissenters rights, including any payment in respect of Dissenting Shares in excess of the amount of payments otherwise payable to the stockholder seeking such rights under this Agreement;

(g) any inaccuracy in the Closing Date Allocation Schedule, as in effect from time to time;

(h) any fraud, or intentional misrepresentation on the part of the Company or any Company Equityholder in connection with the transactions contemplated by this Agreement;

(i) any Litigation Matter;

(j) any claim arising out of the customer use of the open source software packages HM_ScriptNS4.JS and HM_ScriptDOM.JSI;

(k) any violation of, or liability under the Export Control Laws, whether or not set forth on the Company Disclosure Schedule, that arises due to actions or inactions occurring prior to the Closing Date;

(l) the exercise of the Exercise Right;

(m) any restriction on the Surviving Corporation or any of their Affiliates or any assertion thereof, on selling to or otherwise serving any Person who was a customer of the Company on the Closing Date, based on the letter agreement set forth on Schedule 10.

8.2 Indemnification Claims.

(a) The Buyer shall give written notification to the Company Equityholder Representative of the commencement of any Third Party Action. Such notification shall be given within twenty (20) days after receipt by the Buyer of notice of such Third Party Action, and shall describe in reasonable detail (to the extent then known by the Buyer) the facts constituting the basis for such Third Party Action and the amount of the claimed damages. No delay or failure on the part of the Buyer in so notifying the Company Equityholder Representative shall relieve the Company Equityholders of any liability or obligation hereunder except to the extent of any damage or liability caused by or arising out of such delay or failure. Within twenty (20) days after delivery of such notification, the Company Equityholder Representative may, upon written notice thereof to the Buyer, assume control of the defense of such Third Party Action with counsel reasonably satisfactory to the Buyer; provided that (i) the Company Equityholder Representative may only assume control of such defense if (A) it acknowledges in writing to the Buyer on behalf of all of the Company Equityholders that any damages, fines, costs or other liabilities that may be assessed against the Buyer in connection with such Third Party Action constitute Damages for which the Buyer shall be indemnified pursuant to this Article VIII, (B) the ad damnum in such Third Party Action, taken together with the estimated costs of defense thereof and the Claimed Amount with respect to any unresolved claims for indemnification then pending, is less than or equal to the current balance of the Escrow Fund, and (C) an adverse resolution of the Third Party Action would not have a material adverse effect on the goodwill or reputation of the Buyer or the business, operations or future conduct of the Buyer and (ii) the Company Equityholder Representative may not assume control of the defense of any Third Party Action involving Taxes, any Governmental Entity or criminal liability or in which equitable relief is sought against the Buyer or any of its subsidiaries. If the Company Equityholder Representative does not, or is not permitted under the terms hereof to, so assume control of the defense of a Third Party Action, the Buyer shall control such defense. The Non-controlling Party may participate in such defense at its own expense. The Controlling Party shall keep the Non-controlling Party advised of the status of such Third Party Action and the defense thereof and shall consider in good faith recommendations made by the Non-controlling Party with respect thereto. The Non-controlling Party shall furnish the Controlling Party with such information as it may have with respect to such Third Party Action (including copies of any summons, complaint or other pleading which may have been served on such party and any written claim, demand, invoice, billing or other document evidencing or asserting the same) and shall otherwise cooperate with and assist the Controlling Party in the defense of such Third Party Action. The fees and expenses of counsel to the Buyer with respect to a Third Party Action shall be considered Damages for purposes of this Agreement if (i) the Buyer controls the defense of such Third Party Action pursuant to the terms of this Section 8.2(a) or (ii) the Company Equityholder Representative assumes control of such defense and the Buyer reasonably concludes that the Company Equityholders and the Buyer have conflicting interests or different defenses available with respect to such Third Party Action. Neither the Company Equityholders nor the Company Equityholder Representative shall agree to any settlement of, or the entry of any judgment arising from, any Third Party Action without the prior written consent of the Buyer, which shall not be unreasonably withheld, conditioned or delayed; provided that the consent of the Buyer shall not be required if the Company Equityholder Representative, on behalf of all of the Company Equityholders, agrees in writing to pay any amounts payable pursuant to such settlement or judgment and such settlement or judgment includes a complete release of the Buyer from further liability and has no other adverse effect on the Buyer. Except as provided in Section 8.2(e), the Buyer shall not agree to any settlement of, or the entry of any judgment arising from, any such Third Party Action without the prior written consent of the Company Equityholder Representative, which shall not be unreasonably withheld, conditioned or delayed.

(b) In order to seek indemnification under this Article VIII, the Buyer shall deliver a Claim Notice to the Company Equityholder Representative.

(c) Within twenty (20) days after delivery of a Claim Notice, the Company Equityholder Representative shall deliver to the Buyer a Response, in which the Company Equityholder Representative, on behalf of all of the Company Equityholders, shall: (i) agree that the Buyer is entitled to receive all of the Claimed Amount (in which case the Response shall be accompanied by a letter from the Company Equityholder Representative instructing the Escrow Agent to disburse to the Buyer from the Escrow Fund an amount in cash equal to the Claimed Amount), (ii) agree that the Buyer is entitled to receive a portion of the Claimed Amount, which amount shall be the Agreed Amount (in which case the Response shall be accompanied by a letter from the Company Equityholder Representative instructing the Escrow Agent to disburse to the Buyer from the Escrow Fund an amount in cash equal to the Agreed Amount) or (iii) dispute that the Buyer is entitled to receive any of the Claimed Amount. If no Response is delivered by the Company Equityholder Representative within such 20-day period, the Company Equityholders shall be deemed to have agreed that all of the Claimed Amount is owed to the Buyer. The Company Equityholder Representative may not contest the payment of all or a portion of the Claimed Amount, except to the extent it believes in good faith that the Claimed Amount does not constitute Damages for which the Buyer is entitled to indemnification under this Article VIII. Acceptance by the Buyer of partial payment of any Claimed Amount shall be without prejudice to the Buyer’s right to claim the balance of any such Claimed Amount.

(d) Any Dispute shall be resolved in accordance with Section 11.10. If the Buyer seeks to enforce the claim that is the subject of the Dispute pursuant to the Escrow Agreement, the Company Equityholder

Representative and the Buyer shall deliver to the Escrow Agent, promptly following the resolution of the Dispute (whether by mutual agreement, judicial decision or otherwise), a written notice executed by both parties instructing the Escrow Agent as to what (if any) portion of the Escrow Fund shall be distributed to the Buyer (which notice shall be consistent with the terms of the resolution of the Dispute).

(e) Notwithstanding the other provisions of this Section 8.2, if a third party asserts (other than by means of a lawsuit) that any Buyer Indemnified Party is liable to such third party for a monetary or other obligation which may constitute or result in Damages for which a Buyer Indemnified Party may be entitled to indemnification pursuant to this Article VIII, and the Buyer reasonably determines that it has a valid business reason to fulfill such obligation, then (i) the Buyer shall be entitled to satisfy such obligation, without prior notice to or consent from the Company Equityholder Representative or the Company Equityholders, (ii) the Buyer may subsequently make a claim for indemnification in accordance with the provisions of this Article VIII, and (iii) the Buyer shall be reimbursed, in accordance with the provisions of this Article VIII, for any such Damages for which it is entitled to indemnification pursuant to this Article VIII (subject to the right of the Company Equityholder Representative, on behalf of the Company Equityholders, to dispute the applicable Buyer Indemnified Party’s entitlement to indemnification, or the amount for which it is entitled to indemnification, under the terms of this Article VIII).

(f) Without limitation of Section 2.4, the Company Equityholder Representative shall have full power and authority on behalf of each Company Equityholder to take any and all actions on behalf of, execute any and all instruments on behalf of, and execute or waive any and all rights of, the Company Equityholders under this Article VIII. The Company Equityholder Representative shall have no liability to any Company Equityholders for any action taken or omitted on behalf of the Company Equityholders pursuant to this Article VIII.

8.3 Survival of Representations and Warranties.

(a) Unless otherwise specified in this Section 8.3 or elsewhere in this Agreement, all provisions of this Agreement shall survive the Closing and the consummation of the transactions contemplated hereby and shall continue in full force and effect in accordance with their terms until the expiration of the applicable statute of limitations; provided, however, that, except with respect to claims based on fraud, intentional or knowing misrepresentation or willful breach, all representations and warranties that are covered by the indemnification obligations in Section 8.1(a) shall expire on the date twenty-four (24) months following the Closing Date; provided further, however, that (i) the representations and warranties set forth in Section 3.12 shall survive until the date that is thirty-six (36) months following the Closing Date; (ii) the representations and warranties set forth in Section 3.9 shall survive until the date that is six (6) months after the expiration of the longest applicable statute of limitations and (iii) the representations and warranties set forth in Sections 3.1, 3.2, 3.3 and 3.4(a) (collectively, the “Fundamental Representations”) shall survive until the expiration of the longest applicable statute of limitations following the Closing Date.

(b) If the Buyer delivers to the Company Equityholder Representative, before expiration of a representation, warranty, covenant or agreement, either a Claim Notice based upon a breach of such representation, warranty, covenant or agreement or an Expected Claim Notice based upon a breach of such representation, warranty, covenant or agreement then the applicable representation, warranty, covenant or agreement shall survive until, but only for purposes of, the resolution of the matter covered by such notice. If the legal proceeding or written claim with respect to which an Expected Claim Notice has been given is definitively withdrawn or resolved in favor of the Buyer, the Buyer shall promptly so notify the Company Equityholder Representative.

8.4 Limitations.

(a) With respect to claims for Damages arising under Section 8.1(a), the Company Equityholders shall not be liable for any such Damages until the aggregate amount of all such Damages exceeds $541,667 (at which point the Company Equityholders shall become liable for all Damages under Section 8.1(a) in excess of $541,667); provided that the limitation set forth in this sentence shall not apply to (i) claims based on fraud, intentional misrepresentation or willful breach or (ii) any claim pursuant to Section 8.1(a) relating to a breach of Section 3.6 in so far as it relates to Section 5.1(b), Section 3.9, Section 3.12 or any of the Fundamental Representations.

(b) The aggregate liability of the Company Equityholders under Section 8.1(a) (excluding claims based on fraud, intentional misrepresentation or willful breach and claims for breaches of Sections 3.9 and 3.12 or any of the Fundamental Representations, which are not so limited) shall not exceed $13,125,000.

(c) Except as set forth in Section 8.5, the aggregate liability of each Company Equityholder for any payment of Damages under this Article VIII shall not exceed the portion of such Damages equal to the Pro Rata Share of the Company Stock and Company Options held by such Company Equityholder immediately prior to the Effective Time, provided that such limitation shall not apply to claims based on breach of covenants by such Company Equityholder, the fraud, intentional misrepresentation or willful breach of a representation by such Company Equityholder, or claims based on the actions, inactions or equity ownership (or lack thereof) of such Company Equityholder. Notwithstanding the foregoing, the aggregate liability of each Company Equityholder under this Article VIII shall not exceed the portion of the Aggregate Consideration actually paid to such Company Equityholder.

(d) No Company Equityholder shall have any right of contribution against the Company or the Surviving Corporation with respect to any breach by the Company of any of its representations, warranties, covenants or agreements.

(e) The rights to indemnification set forth in this Article VIII shall not be affected by (i) any investigation conducted by or on behalf of any Buyer Indemnified Party or any knowledge acquired (or capable of being acquired) by any Buyer Indemnified Party, whether before or after the date of this Agreement or the Closing Date, with respect to the inaccuracy or noncompliance with any representation, warranty, covenant or obligation which is the subject of indemnification hereunder, or (ii) any waiver by the Buyer of any closing condition relating to the accuracy of representations and warranties or the performance of or compliance with agreements and covenants.

(f) Notwithstanding anything to the contrary in this Agreement, for purposes of the indemnification obligations under this Article VIII, each representation or warranty set forth in Article III (other than the representations and warranties set forth in clause (a) of Section 3.6 and in Section 3.30) shall be deemed to have been made without any qualifications or limitations as to materiality (including any qualifications or limitations made by reference to a Company Material Adverse Effect).

(g) Except with respect to claims based on fraud, intentional misrepresentation or willful breach and claims for specific performance, after the Closing, the rights of the Buyer under this Article VIII shall be the exclusive remedy of the Buyer with respect to claims resulting from or relating to any misrepresentation, breach of warranty or failure to perform any covenant or agreement of the Company contained in this Agreement.

(h) Any payments made to a party pursuant to this Article VIII or pursuant to the Escrow Agreement shall be treated as an adjustment to the Aggregate Consideration for Tax purposes to the extent permitted by Law.

(i) The Company Equityholders shall have an obligation to indemnify and hold harmless the Buyer and the Buyer Indemnified Parties with respect to a breach of subsection 3.16(k)(iii) only to the extent that the Damages relate to events occurring prior to the Closing. For the avoidance of doubt, accidents, injuries or investigations occurring prior to the Closing shall be subject to indemnification.

(j) If the Exercise Right is exercised, the Damages shall be deemed to equal $5,000,000 (the “Alternative Liquidated Damages”). The parties intend that the Alternative Liquidated Damages constitute compensation, and not a penalty. The parties acknowledge and agree that the harm to the Buyer (including after the Closing the Surviving Company) caused by the exercise of the Exercise Right would be impossible or very difficult to accurately calculate, and that the Alternative Liquidated Damages are a reasonable estimate of the anticipated or actual harm that might arise from the exercise of the Exercise Right.

8.5 Source of Indemnity. Any and all Damages payable by the Company Equityholders pursuant to Article VIII to any Buyer Indemnified Party, shall be (A) first, set off against the Escrow Amount (B) second, after exhausting the Escrow Amount, may be set off against the Earn-Out Amount, if any is due and payable and (C) third, after exhausting the Earn-Out Amount, if any is due and payable, from the Company Equityholders, as follows:

(a) the Company Equityholders shall pay to any Buyer Indemnified Party severally and in accordance with their Pro Rata Indemnity Share an amount equal to:

(i) the Fully Diluted Percentage multiplied by the Remaining Damages; plus

(ii) 50% of the Gap Damages.

For purposes of this section the following definitions shall apply:

“Fully Diluted Percentage” means the percentage of the Fully Diluted Shares represented by Company Equityholders that have executed and delivered to Buyer a Stockholder Agreement, Option Surrender Agreement or Indemnification Acknowledgement.

“Gap Damages” means the Remaining Damages minus the product of (i) the Fully Diluted Percentage multiplied by (ii) the Remaining Damages.

“Remaining Damages” means an amount equal to the total amount of Damages incurred or suffered and payable to any Buyer Indemnified Party pursuant to Article VIII minus all Damages paid to such Buyer Indemnified Party after exhaustion of the sources set forth in Section 8.5 (A) and (B) above.

ARTICLE IX

TERMINATION AND AMENDMENT

9.1 Termination. This Agreement may be terminated at any time prior to the Effective Time (with respect to Sections 9.1(b) through 9.1(f), by written notice by the terminating party to the other party), whether before or, subject to the terms hereof, after receipt of the Company Stockholder Approval:

(a) by mutual written consent of the Buyer, the Merger Sub and the Company; or

(b) by either the Buyer or the Company if the Merger shall not have been consummated by the Outside Date; provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to a party if the failure of the Merger to have been consummated on or before the Outside Date was primarily due to the failure of such party to perform any of its material obligations under this Agreement; or

(c) by either the Buyer or the Company if a Governmental Entity of competent jurisdiction shall have issued a nonappealable final order, decree or ruling or taken any other nonappealable final action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger; provided, however, that the right to terminate this Agreement under this Section 9.1(c) shall not be available to a party if the issuance of such order, decree, ruling or the taking of such action was primarily due to the failure of such party to perform any of its material obligations under this Agreement; or

(d) by the Buyer, if there has been a breach of or failure to perform any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, which breach or failure to perform (i) would cause the conditions set forth in Section 7.1(c) or 7.1(d) not to be satisfied and (ii) shall not have been cured or waived within twenty (20) days following receipt by the Company of written notice of such breach or failure to perform from the Buyer; provided, however, that the right to terminate this Agreement under this Section 9.1(d) shall not be available to the Buyer if the Buyer or the Merger Sub is then in material breach of any representation, warranty or covenant set forth in this Agreement; or

(e) by the Company, if there has been a breach of or failure to perform any representation, warranty, covenant or agreement on the part of the Buyer or the Merger Sub set forth in this Agreement, which breach or failure to perform (i) would cause the conditions set forth in Section 7.2(a) or 7.2(b) not to be satisfied and (ii) shall not have been cured or waived within twenty (20) days following receipt by the Buyer of written notice of such breach or failure to perform from the Company; provided, however, that the right to terminate this Agreement under this Section 9.1(e) shall not be available to the Company if the Company is then in material breach of any representation, warranty or covenant set forth in this Agreement; or

(f) by the Buyer, if the Company Stockholder Approval shall not have been obtained prior to 5:00 p.m., New York time, on the second (2nd) Business Day immediately following the date of this Agreement.

9.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall immediately become void and there shall be no liability or obligation on the part of the Buyer, the Company, the Merger Sub or their respective officers, directors, stockholders or Affiliates; provided, that (a) any such termination shall not relieve any party from liability for damages for any willful breach on the part of the Buyer, or the Company, as the case may be, including such party’s obligation to close if it was otherwise obligated to do so under the terms of this Agreement and (b) each of Section 5.2 (Confidentiality), this Section 9.2 (Effect of Termination), Section 9.3 (Fees and Expenses), Article XI (Miscellaneous) (in each case including the respective meanings ascribed to the related capitalized terms in Article X (Definitions)) and the Confidentiality Agreement shall remain in full force and effect and survive any termination of this Agreement. Nothing shall limit or prevent any party from exercising any rights or remedies it may have under Section 11.9 hereof in lieu of terminating this Agreement pursuant to Section 9.1.

9.3 Fees and Expenses. Except as otherwise expressly provided herein, each of the Parties will pay all fees and expenses (including legal and accounting fees and expenses) incurred by it in connection with the transactions contemplated hereby. Each Company Stockholder shall be responsible for payment of all sales or transfer Taxes (including real property transfer Taxes) arising out of the conveyance of the shares of Company Stock owned by such Company Stockholder.

9.4 Amendment. Prior to the Effective Time, this Agreement may be amended by the Buyer and the Company, by action taken or authorized by their respective Boards of Directors, at any time before or after receipt of the Company Stockholder Approval, but, after receipt of the Company Stockholder Approval no amendment shall be made which by Law requires further approval by the Company Stockholders without such further approval. This Agreement may not be amended except by an instrument in writing signed (a) in the case of an amendment of any of Section 2.1(e), Section 2.4, Section 6.1, Article VIII, this Article IX, Article X and Article XI, on behalf of each of the parties hereto, and (b) in the case of an amendment of any other provision of this Agreement, on behalf of the Buyer and the Company.

9.5 Extension; Waiver. (a) At any time prior to the Effective Time, the Buyer and the Company, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions contained herein; (b) any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party; (c) such extension or waiver shall not be deemed to apply to any time for performance, inaccuracy in any representation or warranty, or noncompliance with any agreement or condition, as the case may be, other than that which is specified in the extension or waiver and (d) the failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

ARTICLE X

DEFINITIONS

For purposes of this Agreement, each of the following terms has the meaning set forth below.

“Accredited Investor” has the meaning given to such term in Rule 501 of the Securities Act, as amended from time to time.

“Affiliate” means, with respect to a Person, any other Person who is an “affiliate” of that Person within the meaning of Rule 405 promulgated under the Securities Act.

“Aggregate Closing Consideration” means an amount in cash equal to (a) the Base Purchase Price, minus (b) the Closing Adjustment Items, minus (c) the Escrow Amount and minus (d) $15,000,000.

“Aggregate Common Stock Closing Consideration” means (a) the Aggregate Closing Consideration, minus (b) the Aggregate Series A Liquidation Amount and minus (c) the Aggregate Series B Liquidation Amount.

“Aggregate Consideration” means the sum of (a) the Aggregate Closing Consideration, plus (b) any Future Payments that become payable in accordance with the terms of this Agreement or the Escrow Agreement.

“Aggregate Series A Liquidation Amount” means the Series A Liquidation Amount, multiplied by the number of shares of Company Series A Preferred Stock outstanding as of immediately prior to the Effective Time.

“Aggregate Series B Liquidation Amount” means the Series B Liquidation Amount, multiplied by the number of shares of Company Series B Preferred Stock outstanding as of immediately prior to the Effective Time.

“Agreed Amount” means part, but not all, of the Claimed Amount.

“Agreement” has the meaning set forth in the first paragraph of this Agreement.

“Alternative Liquidated Damages” has the meaning set forth in Section 8.4.

“Anti-Bribery Laws” has the meaning set forth in Section 3.18.

“Base Purchase Price” means $75,000,000.

“Business Day” means any day other than (a) a Saturday or Sunday or (b) a day on which banking institutions located in New York, New York are permitted or required by Law, executive order or governmental decree to remain closed.

“Buyer” has the meaning set forth in the first paragraph of this Agreement.

“Buyer Certificate” means a certificate delivered by the Buyer (without qualification as to knowledge, materiality or otherwise), signed on behalf of the Buyer by an authorized officer of the Buyer, to the effect that each of the conditions specified in clauses (a) and (b) of Section 7.2 is satisfied in all respects.

“Buyer Common Stock” has the meaning set forth in Section 2.8(b).

“Buyer Indemnified Parties” means the Buyer and its Affiliates (including, after the Closing, the Company, the Surviving Corporation and the Subsidiaries).

“Buyer Material Adverse Effect” means any Change that has a material adverse effect on the ability of the Buyer or the Merger Sub to consummate the transactions contemplated by this Agreement.

“Cancellation Agreement” means the Cancellation Agreement attached hereto as Exhibit B.

“Cause” means: (a) an act by a Person constituting fraud, misappropriation or embezzlement; (b) any willful misconduct or grossly negligent act by a Person that materially adversely impacts the reputation, or standing of Buyer or its Affiliates (including the Surviving Corporation); (c) a Person’s conviction of, or pleading nolo contendere to, any felony; (d) a Person’s violation of a provision of his or her standard form of confidentiality, non-competition and assignment of inventions agreement or any other agreement between such Person and the Company or Buyer or its Affiliates (whether now existing or entered into after the date hereof); (e) a Person’s repeated failure to follow or attempt to implement clear and reasonable directives of the Company or Buyer that are made in good faith and that pertain to that Person’s core job responsibilities as described in the Person’s employment agreement, as updated by the mutual consent of the Buyer and the Person; or (f) a Person’s gross negligence in the performance of his or her duties; provided that, in the case of parts (b), (d), (e) and (f), a finding of Cause shall only exist after the expiration of thirty (30) days without cure after written notice of such failure. For the avoidance of doubt, conduct or omissions that would otherwise constitute Cause under clause (e) above, but that result from the death or Disability of the Person shall not constitute Cause and a Person’s refusal to relocate his or her place of employment from outside of a 35-mile radius of downtown Salt Lake City shall not, during the time periods specified on Schedule 2.8, constitute Cause.

“CERCLA” means the federal Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended.

“Certificate” means a certificate which as of immediately prior to the Effective Time represented outstanding shares of Company Stock.

“Certificate of Merger” means the certificate of merger or other appropriate documents prepared and executed in accordance with Section 251(c) of the DGCL.

“Certification Form” has the meaning set forth in Section 2.8(b)(ii).

“Change” means any change, event, circumstance or development.

“Claim Notice” means written notification which contains (a) a description of the Damages incurred or reasonably expected to be incurred by the Buyer and the Claimed Amount of such Damages, to the extent then known, (b) a statement that the Buyer is entitled to indemnification under Article VIII for such Damages and a reasonable explanation of the basis therefor and (c) a demand for payment in the amount of such Damages.

“Claimed Amount” means the amount of any Damages incurred or reasonably expected to be incurred by the Buyer in connection with a claim for indemnification pursuant to Article VIII.

“Closing” means the closing of the transactions contemplated by this Agreement.

“Closing Adjustment Items” means (a) the Company Transaction Expenses to the extent in excess of $300,000 in the aggregate, and (b) the amount of any Excess Closing Indebtedness.

“Closing Indebtedness” has the meaning set forth on Schedule 10.

“Closing Date” means (a) a date to be specified by the Buyer, which shall be no later than the second (2nd) Business Day after the satisfaction or waiver of the conditions set forth in Article VII (other than the delivery of items to be delivered at the Closing and other than satisfaction of those conditions that by their nature are to be satisfied at the Closing, it being understood that the occurrence of the Closing shall remain subject to the delivery of such items and the satisfaction or waiver of such conditions at the Closing) or (b) such other date as may be mutually agreeable to the Company and the Buyer.

“Closing Date Allocation Schedule” means a schedule, prepared by the Company in the format of the Preliminary Closing Date Allocation Schedule and dated as of the Closing Date (as such schedule may be updated, corrected, amended or modified in accordance with Section 2.6(a) from time to time after the Effective Time), setting forth, for each Company Equityholder: (a) such Company Equityholder’s name and address; (b) the number of shares of each class of Company Stock held as of the Closing Date by such Company Equityholder; (c) to the extent such Company Equityholder holds shares of Company Preferred Stock, the number of shares of Company Common Stock issuable upon conversion of the shares of each such series of Company Preferred Stock (assuming such conversion occurs as of immediately prior to the Effective Time) in accordance with the Company Certificate of Incorporation; (d) the number of shares of Company Common Stock subject to Company Equity Awards outstanding immediately prior to the Effective Time (after giving effect to the full acceleration of vesting in connection with the transactions contemplated by this Agreement or otherwise) held by such Company Equityholder (and, if applicable, the exercise price or measurement price thereof); (e) the amount to be paid to such Company Equityholder pursuant to Section 2.1(c) and pursuant to Section 2.5(a); (f) the portion of the Aggregate Closing Consideration attributable to such Company Equityholder’s Company Stock and Company Options and (g) the portion of any Escrow Amount attributable to such Company Equityholder’s Company Stock and Company Options.

“Closing Payment Certificate” means a certificate, signed by an executive officer of the Company on behalf of the Company, which (a) sets forth (i) a calculation of the Series A Liquidation Amount and the Series B Liquidation Amount, (ii) a calculation of the payments to be made by the Buyer in accordance with Section 2.1(d)(ii) and Section 5.1(d), (iii) the identity of each Person entitled to a payment pursuant to Section 2.1(d)(ii) and Section 5.1(d), (iv) the amount due to each such Person and (v) the applicable wire instructions for the account or accounts of such Person and (b) attaches the Closing Date Allocation Schedule as a schedule thereto.

“Closing Stock Consideration” means the Aggregate Closing Consideration, minus the aggregate portion thereof payable in respect of Company Options pursuant to Section 2.5(a)

“COBRA” means Part 6 of Title I of ERISA and/or Mass. Gen. Laws. Ch. 176J Sec. 9.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the first paragraph of this Agreement.

“Company Certificate” means a certificate delivered by the Company (without qualification as to knowledge, materiality or otherwise), signed on behalf of the Company by the President and the Chief Financial Officer of the Company, to the effect that each of the conditions specified in clauses (a) through (f) of Section 7.1 is satisfied in all respects.

“Company Certificate of Incorporation” means the certificate of incorporation of the Company, as amended or restated from time to time and in effect immediately prior to the Effective Time.

“Company Common Stock” means the common stock, $0.001 par value per share, of the Company.

“Company Disclosure Schedule” means the Company Disclosure Schedule provided by the Company to the Buyer on the date hereof.

“Company Employee” means any employee (whether current or former) of the Company or any Subsidiary.

“Company Equity Award” means each Company Option outstanding as of immediately prior to the Effective Time.

“Company Equityholder” means any holder of Company Stock or Company Equity Awards as of immediately prior to the Effective Time.

“Company Equityholder Representative” has the meaning set forth in the first paragraph of this Agreement.

“Company Financial Statements” means:

(a) the consolidated audited balance sheets and statements of income, changes in stockholders’ equity and cash flows of the Company as of the end of and for each of the fiscal years ended June 30, 2013, and 2014, as certified without qualification by HJ & Associates, LLC, the Company’s independent public accountants; and

(b) the consolidated unaudited balance sheets of the Company reviewed in accordance with the standards of SAS-100 for any quarterly periods ended since July 1, 2013, and the consolidated unaudited balance sheets of the Company for any calendar month between the date of this Agreement and the Closing Date, and the related consolidated unaudited statements of operations, changes in stockholders’ equity and cash flows for each of the quarterly periods or months then ended.

“Company Intellectual Property” means the Company Owned Intellectual Property and the Company Licensed Intellectual Property.

“Company’s Knowledge,” “Knowledge of the Company” and words of similar effect means the knowledge of each of the individuals identified in Section 10.1 of the Company Disclosure Schedule, in each case after due and reasonable inquiry. Such individuals will be deemed to have knowledge of a particular fact, circumstance, event or other matter if (a) such individual has actual knowledge of such fact, circumstance, event or other matter, (b) such fact, circumstance, event or other matter is reflected in one or more documents (whether written or electronic, including electronic mails sent to or by such individual) in the possession of such individual, including his or her personal files, (c) such fact, circumstance, event or other matter is reflected in one or more documents (whether written or electronic) contained in books and records of such individual that would reasonably be expected to be reviewed by such individual in the customary performance of his or her duties or (d) such fact, circumstance, event or other matter would be known to such individual had he or she made reasonable inquiry of appropriate employees, contractors and outside advisors.

“Company Licensed Intellectual Property” means all Intellectual Property that is, or is purported to be, licensed to the Company or any Subsidiary by any third party.

“Company Material Adverse Effect” means any Change that, individually or in the aggregate with all other Changes, has had or could reasonably be expected to have a material adverse effect on (a) the business, assets, liabilities, capitalization, condition (financial or otherwise), or results of operations of the Company and the Subsidiaries, taken as a whole, (b) the ability of the Buyer to operate the business of the Company and the Subsidiaries immediately after the Closing or (c) the ability of the officers of the Buyer, following the Closing, to certify without qualification to the Buyer’s financial statements or filings made with the SEC as they relate to the business or operations previously conducted by the Company and the Subsidiaries. For the avoidance of doubt, the parties agree that the terms “material,” “materially” and “materiality” as used in this Agreement with an initial lower case “m” shall have their respective customary and ordinary meanings, without regard to the meaning ascribed to Company Material Adverse Effect. Paying the pre-closing amounts as permitted by Section 6.1(d) shall not constitute a Company Material Adverse Effect.

“Company Option” means an option to purchase Company Common Stock issued by the Company pursuant to the Company Stock Plan.

“Company Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by the Company or any Subsidiary, in whole or in part.

“Company Plan” means any Employee Benefit Plan in respect of any employees, independent contractors, directors, officers or shareholders of the Company or any Subsidiary that are sponsored or maintained by the Company or any Subsidiary or with respect to which the Company or any Subsidiary has made or is required to make payments, transfers or contributions or has or may have any actual or potential liability.

“Company Preferred Stock” means the Company Series A Preferred Stock and the Company Series B Preferred Stock.

“Company Registrations” means Intellectual Property Registrations that are registered or filed in the name of the Company or any Subsidiary, alone or jointly with others.

“Company Series A Preferred Stock” means the Series A convertible preferred stock, $0.001 par value per share, of the Company.

“Company Series B Preferred Stock” means the Series B preferred stock, $0.001 par value per share, of the Company.

“Company Source Code” means the source code for any Software included in the Customer Offerings or Internal Systems or other confidential information constituting, embodied in or pertaining to such Software.

“Company Stock” means the Company Common Stock and the Company Preferred Stock.

“Company Stock Plan” means the Company’s 2011 Equity Incentive Plan.

“Company Stockholder” means each holder of Company Stock as of immediately prior to the Effective Time.

“Company Stockholder Approval” means the adoption of this Agreement and the approval of the Merger by a majority of the votes represented by the outstanding shares of Company Stock entitled to vote on this Agreement and the Merger (on a converted to Company Common Stock basis).

“Company Transaction Expenses” means all costs and expenses of the Company or any Subsidiary, whether or not paid prior to the Effective Time, in excess of an aggregate of $300,000 incurred in connection with the negotiation, preparation and execution of this Agreement and the consummation of the transactions contemplated hereby, including any brokerage fees and commissions, finders’ fees or financial advisory fees, any payments necessary to obtain required waivers, permits, consents, approvals, authorizations, registrations or filings, and any fees and expenses of counsel or accountants related to the transactions contemplated hereby, payable by the Company or any Subsidiary and any Employee Amount; provided, however that the KJ Amount shall not be considered a Company Transaction Expense.

“Company Cars” means the vehicles set forth on Schedule 10.

“Company Condominium” means the property set forth on Schedule 10.

“Confidentiality Agreement” means the Confidentiality Agreement, dated as of April 17, 2014, by and between the Company and the Buyer.

“Contract” has the meaning set forth in Section 3.13(a).

“Controlling Party” means the party controlling the defense of any Third Party Action.

“Customer Data” has the meaning set forth in Section 3.27.

“Customer Offerings” means (a) the products (including Software and Documentation) that the Company or any Subsidiary (i) currently develops, manufactures, markets, distributes, makes available, sells or licenses to third parties, or (ii) has developed, manufactured, marketed, distributed, made available, sold or licensed to third parties since inception, or (iii) currently plans to develop, manufacture, market, distribute, make available, sell or license to third parties in the future and (b) the services that the Company or any Subsidiary (i) currently provides or makes available to third parties, or (ii) has provided or made available to third parties since inception, or (iii) currently plans to provide or make available to third parties in the future.

“Damages” means, the Alternative Liquidated Damages if any, and any and all claims, debts, obligations and other liabilities (whether absolute, accrued, contingent, fixed or otherwise, or whether known or unknown, or due or to become due or otherwise), diminution in value, monetary damages, fines, fees, penalties, interest obligations, deficiencies, losses and expenses (including amounts paid in settlement, interest, court costs, costs of investigators, fees and expenses of attorneys, accountants, financial advisors and other experts, and other expenses of litigation, arbitration or other dispute resolution procedures).

“DGCL” means the Delaware General Corporation Law.

“Disability” shall mean the employee is unable to perform the essential duties of his or her position of employment or any substantially similar position of employment by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 120 consecutive days or 180 days during any twelve month period.

“Disclosure Statement” means a written proxy or information statement containing the information prescribed by Section 6.2(a).

“Dispute” means the dispute resulting if the Company Equityholder Representative in a Response disputes the liability of the Company Equityholders for all or part of a Claimed Amount.

“Dissenting Shares” means shares of Company Stock held as of the Effective Time by a Company Stockholder who has not voted such shares of Company Stock in favor of the adoption of this Agreement and with respect to which appraisal shall have been duly demanded and perfected in accordance with Section 262 of the DGCL and not effectively withdrawn or forfeited prior to the Effective Time.

“Documentation” means printed, visual or electronic materials, reports, white papers, documentation, specifications, designs, flow charts, code listings, instructions, user manuals, frequently asked questions, release notes, recall notices, error logs, diagnostic reports, marketing materials, packaging, labeling, service manuals and other information describing the use, operation, installation, configuration, features, functionality, pricing, marketing or correction of a product, whether or not provided to end users.

“DOL” means the United States Department of Labor.

“Earn-Out Amount” means the First Earn-Out Amount plus the Second Earn-Out Amount.

“Effective Time” means the time at which the Surviving Corporation files the Certificate of Merger with the Secretary of State of the State of Delaware or such later time as is established by the Buyer and the Company and set forth in the Certificate of Merger.

“Employee Amount” means all amounts (plus the employer’s share of Taxes payable with respect to all such amounts and any related interest and penalties) payable pursuant to (a) any Transaction Bonus Plan or (b) any other change in control bonus plan, severance plan, change of control, retention or similar arrangement of the Company or any Subsidiary, in each case of this clause (b) payable in connection with the Merger or any of the other transactions contemplated by this Agreement or upon related, concurrent or subsequent employment termination, or in combination with any other event. For the avoidance of doubt, amounts payable under the Transaction Incentive Compensation Agreements dated April 1, 2006 with the individuals set forth on Schedule 10 shall be considered Employee Amounts.

“Employee Benefit Plans” means all (a) “employee benefit plans,” as defined in Section 3(3) of ERISA, together with plans or arrangements that would be so defined if they were not (i) otherwise exempt from ERISA by Section 3(3) of ERISA or another Section of ERISA, (ii) maintained outside the United States or (iii) individually negotiated or applicable only to one individual and (b) any other written or oral benefit arrangement or obligation to provide benefits as compensation for services rendered, including employment or consulting agreements (except for agreements that provide for at will employment that can be terminated at no cost to the Company and the Subsidiaries), severance agreements, arrangements, plans or pay policies, stay or retention bonuses or compensation, incentive (including equity or equity-linked) plans, programs or arrangements, patent award programs, sick leave, vacation pay, plant closing benefits, salary continuation or insurance for disability, consulting, or other compensation arrangements, retirement, deferred compensation, bonus, stock option or purchase plans or programs, hospitalization, medical or disability insurance, life insurance, tuition reimbursement or scholarship programs, any plans subject to Section 125 of the Code and any plans providing benefits or payments in the event of a change of control, change in ownership or effective control, or sale of a substantial portion (including all or substantially all) of the assets of any business or portion thereof.

“Environmental Law” means any Law relating to the environment, occupational health and safety, or exposure of persons or property to Materials of Environmental Concern, including any statute, regulation, administrative decision or order pertaining to: (a) the presence of or the treatment, storage, disposal, generation, transportation, handling, distribution, manufacture, processing, use, import, export, labeling, recycling, registration, investigation or remediation of Materials of Environmental Concern or documentation related to the foregoing; (b) air, water and noise pollution; (c) groundwater and soil contamination; (d) the release, threatened release, or accidental release into the environment, the workplace or other areas of Materials of Environmental Concern, including emissions, discharges, injections, spills, escapes or dumping of Materials of Environmental Concern; (e) transfer of interests in or control of real property which may be contaminated; (f) community or worker right-to-know disclosures with respect to Materials of Environmental Concern; (g) the protection of wild life, marine life and wetlands, and endangered and threatened species; (h) storage tanks, vessels, containers, abandoned or discarded barrels and other closed receptacles; and (i) health and safety of employees and other persons. As used above, the term “release” shall have the meaning set forth in CERCLA.

“Equity Interest” means, with respect to any Person, (a) any share, partnership or membership interest, unit of participation or other similar interest (however designated) in such Person and (b) any warrant, purchase right, conversion right, exchange right or other agreement which would entitle any other Person to acquire any such interest in such Person (including share appreciation, phantom share, profit participation or other similar rights).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity that is, or at any applicable time was, a member of (a) a controlled group of corporations (as defined in Section 414(b) of the Code), (b) a group of trades or businesses under common control (as defined in Section 414(c) of the Code), or (c) an affiliated service group (as defined under Section 414(m) of the Code or the regulations under Section 414(o) of the Code), any of which includes or included the Company or any Subsidiary.

“Escrow Account” means the account established pursuant to the Escrow Agreement to hold the Escrow Fund.

“Escrow Agent” means Wells Fargo, as escrow agent pursuant to the Escrow Agreement, or any successor escrow agent pursuant to the Escrow Agreement.

“Escrow Agreement” means the Escrow Agreement in the form attached hereto as Exhibit D.

“Escrow Amount” means $12,000,000.

“Escrow Fund” means, as of any time, the Escrow Amount, including any interest or other amounts earned thereon prior to such time, less (a) any investment losses thereon incurred prior to such time and (b) disbursements therefrom prior to such time in accordance with this Agreement and the Escrow Agreement.

“Escrow Pro Rata Share” means, with respect to any shares of Company Stock (other than the Series B Preferred Stock) or Company Options, a fraction, (a) the numerator of which is the portion of the Aggregate Closing Consideration payable with respect to such share of Company Stock or Company Option (prior to adjustment for the Escrow Amount) and (b) the denominator of which is the Aggregate Closing Consideration, other than the aggregate amount payable to the Series B Preferred Stock (prior to adjustment for the Escrow Amount).

“Excess Closing Indebtedness” means all Indebtedness of the Company in excess of the amount of Closing Indebtedness.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exercise Right” has the meaning set forth on Schedule 10.

“Expected Claim Notice” means a notice that, as a result of a legal proceeding instituted by or written claim made by a third party, the Buyer reasonably expects to incur Damages for which it is entitled to indemnification under Article VIII.

“Exploit” means develop, design, test, modify, make, use, sell, have made, used and sold, import, reproduce, market, distribute, commercialize, support, maintain, correct and create derivative works of.

“Export Control Laws” has the meaning set forth in Section 3.31.

“First Earn-Out Amount” has the meaning set forth on Schedule 2.8.

“FMLA” means the Family and Medical Leave Act of 1993, as amended.

“Fully Diluted Shares” means the number of shares of Company Stock equal to (a) the aggregate number of shares of Company Common Stock outstanding as of immediately prior to the Effective Time (other than the shares of Company Stock to be cancelled in accordance with Section 2.1(b)), plus (b) the aggregate number of shares of Company Common Stock issuable upon conversion of the Company Preferred Stock outstanding immediately prior to the Effective Time (assuming such conversion occurs immediately prior to the Effective Time) in accordance with the Company Certificate of Incorporation, plus (c) the aggregate number of shares of Company Common Stock subject to Company Options (excluding unvested and unexercised Company Options) outstanding as of immediately prior to the Effective Time. Fully Diluted Shares shall be deemed to be held by a Company Equityholder to the extent the corresponding shares of Company Stock or Company Options are held by such Company Equityholder as of immediately prior to the Effective Time.

“Fully Diluted Percentage” has the meaning set forth in Section 8.5.

“Fundamental Representations” has the meaning set forth in Section 8.3(a).

“Future Payments” means (i) any portion of the Escrow Fund that may become distributable to Company Equityholders pursuant to this Agreement and the Escrow Agreement and (ii) any portion of the Earn-Out Amount that may become distributable to Company Equityholders pursuant to this Agreement.

“GAAP” means United States generally accepted accounting principles.

“GAP Damages” has the meaning set forth in Section 8.5.

“Governmental Entity” means any federal, state, local or foreign government or any court, arbitrational tribunal, administrative agency or commission or government authority acting under the authority of the federal or any state, local or foreign government.

“Headquarters Lease” means the Lease Agreement dated as of September 1, 2012 by and between OLAFSON II LLC, a Utah limited liability company and the Company.

“Headquarters Sublease” has the meaning set forth in Section 6.12.

“Indebtedness” with respect to any Person means (a) any indebtedness or other obligation for borrowed money; (b) any obligation incurred for all or any part of the purchase price of property or other assets (including earn-out, milestone, non-competition and similar obligations) or for the cost of property or other assets constructed or of improvements thereto, other than accounts payable included in current liabilities and incurred in respect of property purchased in the Ordinary Course of Business; (c) the face amount of all letters of credit issued for the account of such Person; (d) declared but unpaid dividends and incurred but unpaid related-party fees, (e) obligations (whether or not such Person has assumed or become liable for the payment of such obligation) secured by Liens; (f) capitalized lease obligations; (g) all guarantees and similar obligations of such Person; (h) all accrued interest, fees and charges in respect of any indebtedness; (i) all bankers acceptances and overdrafts; and (j) all interest, prepayment premiums and penalties, and any other fees, expenses, indemnities and other amounts payable as a result of the prepayment or discharge of any indebtedness.

“Indemnification Acknowledgement” means the acknowledgement by the Company Equityholders of the enforceability of Article VIII hereof substantially in the form attached hereto as Exhibit I.

“Intellectual Property” means the following subsisting throughout the world:

(a)	Patent Rights;

(b)	Trademarks and all goodwill in the Trademarks;

(c)	copyrights, designs, data and database rights and registrations and applications for registration thereof, including moral rights of authors;

(d)	mask works and registrations and applications for registration thereof and any other rights in semiconductor topologies under the Laws of any jurisdiction;

(e)	inventions, invention disclosures, statutory invention registrations, trade secrets and confidential business information, know-how, scientific and technical information, data and technology, manufacturing and product processes, algorithms, techniques and analytical methodology, research and development information, financial, marketing and business data, pricing and cost information, business and marketing plans and customer and supplier lists and information, whether patentable or nonpatentable, whether copyrightable or noncopyrightable and whether or not reduced to practice; and

(f)	other proprietary rights relating to any of the foregoing (including remedies against past, present and future infringement thereof and rights of protection of interest therein under the Laws of all jurisdictions).

“Intellectual Property Registrations” means Patent Rights, Trademarks (other than unregistered trademarks, service marks and trade dress), registered copyrights and designs, mask work registrations and applications for each of the foregoing.

“Internal Systems” means the Software and Documentation and the computer, communications and network systems (both desktop and enterprise-wide), laboratory equipment, reagents, materials and test, calibration and measurement apparatus used by the Company or any Subsidiary in their business or operations or to develop, manufacture, fabricate, assemble, provide, distribute, support, maintain or test the Customer Offerings, whether located on the premises of the Company or any Subsidiary or hosted at a third party site.

“IRS” means the United States Internal Revenue Service.

“KJ Amount” means an amount up to $500,000 paid immediately prior to the Closing to the individuals set forth on Schedule 10 in connection with the transactions contemplated by this Agreement.

“KLMR” means Kruse, Landa, Maycock & Ricks, PLLC.

“Law” means any United States federal, state or local or foreign law, common law, statute, standard, ordinance, code, rule, regulation, resolution or promulgation, or any decree, order, injunction, rule, judgment, consent of or by any Governmental Entity, or any Permit or similar right granted under any of the foregoing, or any similar provision having the force or effect of law.

“Lease” means any lease or sublease pursuant to which the Company or any Subsidiary leases or subleases from another party any real property.

“Legal Proceeding” means any action, suit, proceeding (including administrative proceeding), claim, complaint, hearing, information request, notice of violation, arbitration, inquiry or investigation of or before any Governmental Entity or before any arbitrator.

“Letter of Transmittal” means a letter of transmittal in the form attached hereto as Exhibit E.

“Lien” means any mortgage, pledge, security interest, encumbrance, charge or other lien (whether arising by contract or by operation of Law), other than (a) mechanic’s, material men’s and similar liens, (b) liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar legislation, and (c) liens on goods in transit incurred pursuant to documentary letters of credit, in each case arising in the Ordinary Course of Business of the Company and the Subsidiaries and not material to the Company and the Subsidiaries, taken as a whole.

“Litigation Matter” means any Legal Proceedings set forth in Section 3.14 of the Company Disclosure Schedule.

“Materials of Environmental Concern” means any: pollutants, contaminants or hazardous substances (as such terms are defined under CERCLA), pesticides (as such term is defined under the Federal Insecticide, Fungicide and Rodenticide Act), solid wastes and hazardous wastes (as such terms are defined under the Resource Conservation and Recovery Act), chemicals, other hazardous, radioactive or toxic materials, oil, petroleum and petroleum products (and fractions thereof), or any other material (or article containing such material) listed or subject to regulation under any Law due to its potential, directly or indirectly, to harm the environment or the health of humans or other living beings.

“Merger” means the merger of the Merger Sub with and into the Company in accordance with the terms of this Agreement.

“Merger Sub” has the meaning set forth in the first paragraph of this Agreement.

“Most Recent Balance Sheet” means the unaudited balance sheet of the Company as of the Most Recent Balance Sheet Date.

“Most Recent Balance Sheet Date” means September 30, 2014.

“Non-controlling Party” means the party not controlling the defense of any Third Party Action.

“Open Source Materials” means all Software, Documentation or other material that is distributed as “free software,” “open source software” or under a similar licensing or distribution model, including, but not limited to, the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), or any other license described by the Open Source Initiative as set forth on www.opensource.org.

“Ordinary Course of Business” means the ordinary course of business consistent with past custom and practice (including with respect to frequency and amount).

“Organizational Documents” means, with respect to any Person (other than an individual), (a) the certificate or articles of incorporation or organization and any joint venture, limited liability company, operating or partnership agreement and other similar documents adopted or filed in connection with the creation, formation or organization of such Person and (b) all by-laws, voting agreements and similar documents, instruments or agreements relating to the organization or governance of such Person, in each case, as amended or supplemented.

“Outside Date” means the date that is thirty (30) calendar days following the date of this Agreement.

“Owned Property” has the meaning set forth in Section 3.11.

“PA-DSS” has the meaning set forth in Section 3.27.

“Participating Fully Diluted Shares” means the number of shares of Company Stock equal to (a) the aggregate number of shares of Company Common Stock outstanding as of immediately prior to the Effective Time (other than the shares of Company Stock to be cancelled in accordance with Section 2.1(b)), plus (b) the aggregate number of shares of Company Common Stock issuable upon conversion of the Company Series A Preferred Stock outstanding immediately prior to the Effective Time (assuming such conversion occurs immediately prior to the Effective Time) in accordance with the Company Certificate of Incorporation, plus (c) the aggregate number of shares of Company Common Stock subject to Company Options (excluding unvested and unexercised Company Options) outstanding as of immediately prior to the Effective Time.

“Participating Pro Rata Share” means, with respect to any shares of Company Stock or Company Options, a fraction, (a) the numerator of which is the number of shares of Company Common Stock represented thereby or subject thereto (as applicable) as of immediately prior to the Effective Time (it being understood that the number of shares of Company Common Stock represented by a share of Company Series A Preferred Stock shall be the number of shares of Common Stock issuable upon conversion thereof pursuant to the Company Certificate of Incorporation (assuming that such conversion occurred as of immediately prior to the Effective Time)), and (b) the denominator of which is the number of Participating Fully Diluted Shares.

“Patent Rights” means all patents, patent applications (including provisional patent applications), utility models, design registrations and certificates of invention and other governmental grants for the protection of inventions or industrial designs (including all related continuations, continuations-in-part, divisionals, reissues and reexaminations).

“Paying Agent” means Wells Fargo or another bank or trust company mutually acceptable to the Buyer and the Company.

“Paying Agent Agreement” means the agreement to be entered into at or prior to the Effective Time by the Paying Agent and the Buyer, governing the disbursement of the Payment Fund, substantially in the form attached hereto as Exhibit C.

“Payment Fund” means cash in an amount sufficient to make payment of the Closing Stock Consideration.

“Performance Condition” has the meaning set forth in Section 2.8(a).

“Performance Date” has the meaning set forth in Section 2.8(a).

“Permits” means all permits, licenses, registrations, certificates, orders, approvals, franchises, variances and similar rights issued by or obtained from any Governmental Entity (including those issued or required under Environmental Laws and those relating to the occupancy or use of owned or leased real property).

“Person” means any natural person, firm, limited liability company, general or limited partnership, association, corporation, unincorporated organization, company, joint venture, trust, Governmental Entity or other entity.

“PCI DSS” has the meaning set forth in Section 3.27.

“PPACA” has the meaning set forth in Section 3.17(g).

“Preliminary Closing Date Allocation Schedule” means the schedule attached hereto as Exhibit F and dated the date hereof, setting forth, for each Company Equityholder: (a) such Company Equityholder’s name and address; (b) the number of shares of each class of Company Stock expected to be held as of the Closing Date by such Company Equityholder; (c) to the extent such Company Equityholder holds shares of Company Preferred Stock, the number of shares of Company Common Stock expected to be issuable upon conversion of the shares of each such series of Company Preferred Stock (assuming such conversion occurs as of immediately prior to the Effective Time) in accordance with the Company Certificate of Incorporation; (d) the number of shares of Company Common Stock subject to Company Equity Awards expected to be outstanding immediately prior to the Effective Time (after giving effect to the full acceleration of vesting in connection with the transactions contemplated by this Agreement or otherwise) held by such Company Equityholder (and, if applicable, the exercise price or measurement price thereof); (e) the amount estimated to be paid to such Company Equityholder pursuant to Section 2.1(c) and pursuant to Section 2.5(a); (f) the portion of the Aggregate Closing Consideration attributable to such Company Equityholder’s Company Stock and Company Options and (g) the portion of the Escrow Amount attributable to such Company Equityholder’s Company Stock and Company Options.

“Pre-Closing Period” means the period commencing on the date of this Agreement and ending at the Effective Time or such earlier date as this Agreement is terminated in accordance with its terms.

“Pro Rata Indemnity Share” means, with respect to any Company Equityholder that has executed and delivered a Stockholder Agreement, Option Surrender Agreement or Indemnification Acknowledgement, a fraction, (a) the numerator of which is the portion of the Aggregate Closing Consideration payable with respect to the shares of Company Stock or Company Options held by such Company Equityholder (prior to adjustment for the Escrow Amount) and (b) the denominator of which is the Aggregate Closing Consideration (prior to adjustment for the Escrow Amount) payable with respect to all shares of Company Stock or Company Options held by Company Equityholders that have executed and delivered a Stockholder Agreement, Option Surrender Agreement or Indemnification Acknowledgement.

“Pro Rata Share” means, with respect to any Company Equityholder, a fraction, (a) the numerator of which is the portion of the Aggregate Closing Consideration payable with respect to the shares of Company Stock or Company Options (prior to adjustment for the Escrow Amount) held by such Company Equityholder and (b) the denominator of which is the Aggregate Closing Consideration (prior to adjustment for the Escrow Amount) payable with respect to all shares of Company Stock or Company Options.

“Reasonable Best Efforts” means best efforts, to the extent commercially reasonable.

“Registration Statement” has the meaning set forth in Section 2.8(d).

“Remaining Damages” has the meaning set forth in Section 8.5.

“Representatives” means with respect to any Person, such Person’s officers and directors (or persons holding comparable positions), employees, consultants, independent contractors, subcontractors, leased employees, volunteers, temporary workers, equity holders, accountants, legal and other representatives, agents, executors, heirs, successors and permitted assigns.

“Response” means a written response containing the information provided for in Section 8.2(c).

“Restricted Party” means any person or entity that is (1) located or established in, organized under the laws of, or controlled by the government or one or more nationals of, Cuba, Iran, North Korea, Sudan, Syria, or any other country that may, from time to time, become subject to U.S. export controls for anti-terrorism reasons or designated as a country that is subject to a general prohibition on U.S. persons’ engaging in financial and/or export transactions; (2) on the U.S. Department of Commerce Denied Persons List, Entity List, or Unverified List; U.S. Department of the Treasury list of Specially Designated Nationals and Blocked Persons; or U.S. Department of State List of Debarred Parties; or (3) part of, affiliated with, or controlled by any non-U.S. military or intelligence organization.

“SEC” means the United States Securities and Exchange Commission.

“Second Earn-Out Amount” has the meaning set forth on Schedule 2.8.

“Securities Act” means the Securities Act of 1933, as amended.

“Series A Liquidation Amount” means the amount to be paid pursuant to Section 3.2(a)(i) of Article III of the Company Certificate of Incorporation, as calculated on a per share basis as of the Effective Time and set forth on the Closing Payment Certificate.

“Series B Liquidation Amount” means the amount to be paid pursuant to Section 3.2(a)(ii) of Article III of the Company Certificate of Incorporation, as calculated on a per share basis as of the Effective Time and set forth on the Closing Payment Certificate.

“Software” means computer software code, applications, utilities, development tools, diagnostics, databases and embedded systems, whether in source code, interpreted code or object code form.

“Stockholders Agreements” means the forms of Stockholders Agreements attached hereto as Exhibit G-1 and Exhibit G-2.

“Subsidiary” means any corporation, partnership, trust, limited liability company or other non-corporate business enterprise in which the Company (or another Subsidiary) holds stock or other ownership interests representing (a) more than 50% of the voting power of all outstanding stock or ownership interests of such entity or (b) the right to receive more than 50% of the net assets of such entity available for distribution to the holders of outstanding stock or ownership interests upon a liquidation or dissolution of such entity.

“Surviving Corporation” means the Company, as the surviving corporation in the Merger.

“Tax Returns” means any and all reports, returns (including information returns), declarations, or statements relating to Taxes, including any schedule or attachment thereto and any related or supporting work papers or information with respect to any of the foregoing, including any amendment thereof filed with or submitted to any Governmental Entity in connection with the determination, assessment, collection or payment of Taxes or in connection with the administration, implementation or enforcement of or compliance with any legal requirement relating to any Tax, and including, for the avoidance of doubt, FinCen Form 114.

“Taxes” means any and all taxes, charges, fees, duties, contributions, levies or other similar assessments or liabilities, including, without limitation, income, gross receipts, corporation, ad valorem, premium, value-added, net worth, capital stock, capital gains, documentary, recapture, alternative or add-on minimum, disability, registration, recording, excise, real property, personal property, sales, use, license, lease, service, service use, transfer, withholding, employment, unemployment, insurance, social security, national insurance, business license, business organization, environmental, workers compensation, payroll, profits, severance, stamp, occupation, escheat, windfall profits, customs duties, franchise, estimated and other taxes of any kind whatsoever imposed by the United States of America or any state, local or foreign government, or any agency or political subdivision thereof, and any interest, fines, penalties, assessments or additions to tax imposed with respect to such items or any contest or dispute thereof.

“Third Party Action” means any Legal Proceeding by a Person other than a party for which indemnification may be sought by the Buyer under Article VIII.

“Trademarks” means all registered trademarks and service marks, logos, Internet domain names, corporate names and doing business designations and all registrations and applications for registration of the foregoing, common law trademarks and service marks and trade dress.

“Transaction Bonus Plan” means any bonus plan or other arrangement implemented by the Company or any Subsidiary in connection with the transactions contemplated by this Agreement.

“Transfer Taxes” has the meaning set forth in Section 6.11(a)(iv).

ARTICLE XI

MISCELLANEOUS

11.1 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly delivered (i) four (4) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (ii) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service or (iii) on the date of confirmation of receipt (or, the first Business Day following such receipt if the date of such receipt is not a Business Day) of transmission by facsimile, in each case to the intended recipient as set forth below:

(a) if to the Buyer or the Merger Sub or (after the Effective Time) the Surviving Corporation, to:

Demandware, Inc.

5 Wall Street

Burlington, MA 01803

Attention: Sheila M. Flaherty, Esq., Chief Legal Officer

Electronic Mail: sflaherty@demandware.com

with copies (which shall not constitute notice) to:

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, MA 02109

Attention: Mark G. Borden, Esq. and Jeffrey A. Stein, Esq.

Facsimile No.: (617) 526-5000

Electronic Mail: Mark.Borden@wilmerhale.com;

Jeff.Stein@wilmerhale.com

(b) if (prior to the Effective Time) to the Company, to:

Tomax Corporation

224 S. 200 W.

Salt Lake City, UT 84101

Attention: Eric Olafson

Electronic Mail: eolafson@tomax.com

with a copy (which shall not constitute notice) to:

Kruse Landa Maycock & Ricks, LLC

136 East South Temple, 21st Floor

Salt Lake City, Utah 84111

Attention: Lyndon Ricks, Esq.

Electronic Mail: lricks@klmrlaw.com

(c) if to any Company Equityholder or the Company Equityholder Representative, to:

Attention: William Kennedy

Electronic Mail: bkennedy@tomax.com

Any party to this Agreement may give any notice or other communication hereunder using any other means (including personal delivery, messenger service, ordinary mail or electronic mail), but no such notice or other communication shall be deemed to have been duly given unless and until it actually is received by the party for whom it is intended. Any party to this Agreement may change the address to which notices and other communications hereunder are to be delivered by giving the other parties to this Agreement notice in the manner herein set forth.

11.2 Entire Agreement. This Agreement (including the documents and instruments referred to herein) constitutes the entire agreement among the parties to this Agreement and supersedes any prior understandings, agreements or representations by or among the parties hereto, or any of them, written or oral, with respect to the subject matter hereof; provided that the Confidentiality Agreement shall remain in effect in accordance with its terms.

11.3 Third-Party Beneficiaries. This Agreement is not intended to, and shall not, confer upon any other Person any rights or remedies hereunder, except that the Buyer Indemnified Parties shall be third-party beneficiaries of Article VIII.

11.4 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of Law or otherwise by any of the parties hereto without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void, except that the Buyer or the Merger Sub may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to one (1) or more of their Affiliates. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns.

11.5 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

11.6 Counterparts and Signature. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original but all of which together shall be considered one (1) and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other parties, it being understood that all parties need not sign the same counterpart. This Agreement may be executed and delivered by facsimile or by an electronic scan delivered by electronic transmission.

11.7 Interpretation. Except where expressly stated otherwise in this Agreement, the following rules of interpretation apply to this Agreement: (a) “either” and “or” are not exclusive and “include,” “includes” and “including” are not limiting; (b) “hereof,” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import when used in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement; (c) “date of this Agreement” refers to the date set forth in the initial caption of this Agreement; (d) “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase does not mean simply “if”; (e) the descriptive headings and table of contents included herein are included for convenience only and shall not affect in any way the meaning or interpretation of this Agreement or any provision hereof; (f) definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms; (g) references to a contract or agreement mean such contract or agreement as amended or otherwise supplemented or modified from time to time; (h) references to a Person are also to its permitted successors and assigns; (i) references to an “Article,” “Section,” “Exhibit” or “Schedule” refer to an Article or Section of, or an Exhibit or Schedule to, this Agreement; (j) references to “$” or otherwise to dollar amounts refer to the lawful currency of the United States; (k) references to a federal, state, local or foreign Law include any rules, regulations and delegated legislation issued thereunder; and (l) references to accounting terms used and not otherwise defined herein have the meaning assigned to them under GAAP. When reference is made in this Agreement to information that has been “made available” to the Buyer, that shall consist of only the information that was (i) contained in the Company’s electronic data room no later than 5:00 p.m., Eastern time, on the second (2nd) Business Day prior to the date of this Agreement or (ii) delivered to the Buyer or its counsel. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party hereto. No summary of this Agreement prepared by any party shall affect the meaning or interpretation of this Agreement. If any date on which a party is required to make a payment or a delivery pursuant to the terms hereof is not a Business Day, then such party shall make such payment or delivery on the next succeeding Business Day. Time shall be of the essence in this Agreement.

11.8 Attorney-Client Privilege. Effective at Closing, the Company hereby assigns all of its right, title and interest in and to the following to the Company Equityholder Representative: (a) attorney-client communications related to the transactions contemplated hereby with KLMR; (b) the files of KLMR related to its engagement by the Company as counsel for transactions contemplated hereby; and (c) the files of the Company only to the extent that they directly reflect communications from or to KLMR related to this Agreement or the Merger. Accordingly, all communications related to the transactions contemplated hereby between each of the Company and any of its officers or employees (in their capacity as such) and KLMR in the course of its engagement shall be deemed to be attorney-client confidences that belong solely to the Company Equityholder Representative and not such entities. Buyer shall have no access to any such communications related to the transactions contemplated hereby, or to the files of KLMR relating to such engagement, whether or not the Closing shall have occurred.

11.9 Governing Law. This Agreement (and any claims or disputes arising out of or related hereto or the transactions contemplated hereby or to the inducement of any party to enter herein, whether for breach of contract, tortious conduct or otherwise and whether predicated on common law, statute or otherwise) shall be governed in all respects, including validity, interpretation, and effect, by and construed in accordance with the internal Laws of the State of Delaware (including in respect of the statute of limitations or other limitations period applicable to any claim, controversy or dispute) without giving effect to any choice or conflict of Law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of Laws of any jurisdictions other than those of the State of Delaware.

11.10 Remedies.

(a) Except as otherwise provided in Section 8.4(g) with respect to the period from and after the Closing, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such party, and the exercise by a party of any one (1) remedy will not preclude the exercise of any other remedy.

(b) The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case without posting a bond or undertaking, this being in addition to any other remedy to which they are entitled at Law or in equity. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (i) the party seeking such remedy has an adequate remedy at Law or (ii) an award of specific performance is not an appropriate remedy for any reason at Law or equity.

11.11 Submission to Jurisdiction. Each of the parties to this Agreement (a) consents to submit itself to the exclusive personal jurisdiction of the state courts of the State of Delaware and to the jurisdiction of the federal court sitting in Wilmington, Delaware in any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that all claims in respect of such action or proceeding may be heard and determined in any such court, (c) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (d) agrees not to bring any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement in any other court, and (e) waives any right it may have to a trial by jury with respect to any action or proceeding arising out of or relating to this Agreement. Each of the parties hereto waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other party with respect thereto. Any party hereto may make service on another party by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 11.1. Nothing in this Section 11.10, however, shall affect the right of any party to serve legal process in any other manner permitted by Law.

11.12 WAIVER OF JURY TRIAL. EACH OF THE BUYER, THE MERGER SUB, THE COMPANY AND THE COMPANY EQUITYHOLDER REPRESENTATIVE HEREBY IRREVOCABLY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR THE ACTIONS OF THE BUYER, THE MERGER SUB, THE COMPANY OR THE COMPANY EQUITYHOLDER REPRESENTATIVE IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

[Remainder of the Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties have executed this Agreement under seal as of the date first above written.

DEMANDWARE, INC.

By:	/s/ Thomas D. Ebling

Name:	Thomas D. Ebling

Title:	President and Chief Executive Officer

AUGUSTA AC CORP.

By:	/s/ Timothy M. Adams

Name:	Timothy M. Adams

Title:	President and Treasurer

TOMAX CORPORATION

By:	/s/ Eric Olafson

Name:	Eric Olafson

Title:	Chief Executive Officer

COMPANY EQUITYHOLDER REPRESENTATIVE:

Solely for purposes of being bound by Section 2.4, Article VIII, Article IX, Article X and Article XI and solely in his capacity as the Company Equityholder Representative

/s/ William Kennedy
William Kennedy